La Quinta Corporation

2001 Annual Report



La Quinta® Corporation (NYSE: LQI) is a leading limited-service lodging company, providing clean and comfortable guest rooms in convenient locations at affordable prices. One of the largest owner/operators of limited-service hotels in the U.S., La Quinta Corporation owns, operates or franchises over 300 La Quinta Inns and La Quinta Inn & Suites in over 30 states.

Healthcare
Asset Sale Proceeds
(in millions)


$959
$680
$383
'99
'00
'01

Net Debt to Total
Capitalization Ratio


49%
40%
30%
'99
'00
'01

Cash Flow From
Operations
(in millions)


$230
$221
$140
'99
'00
'01

Financial and Key Statistics Summary

	1999	2000	2001
Total Company *(in millions, except per share amounts)*			
Revenues	$ 908	$ 816	$ 651
EBITDA[1,2]	557	425	275
Net Income (Loss) Available to Common Stockholders	74	(352)	(300)
Per Share (Diluted)	0.51	(2.48)	(2.10)
Recurring Net Income Available to			
Common Stockholders[1]	138	50	15
Per Share (Diluted)[1]	0.97	0.35	0.10
Cash	$ 7	$ 39	$ 138
Real Estate Assets	4,673	3,353	2,581
Debt	2,614	1,596	1,000
Shareholders' Equity	2,673	2,323	2,025
Lodging Segment *(in millions)*			
Revenues[3]	$ 603	$ 604	$ 574
EBITDA[1,2,3]	276	227	209
Lodging Statistics			
Occupancy	66.6%	63.4%	62.2%
Average Daily Rate	$61.02	$62.62	$60.98
RevPAR[4]	$40.64	$39.73	$37.95
Company-Owned Hotels	301	299	292
Franchise Hotels	—	—	11

(1) Neither EBITDA or Recurring Net Income Available to Common Stockholders are intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles (GAAP). These items are included because management believes that certain investors find them to be useful tools for measuring company performance. Detailed reconciliations to GAAP are provided in the Company's Annual Report on Form 10-K.

(2) Earnings before interest, taxes, depreciation and amortization expense.

(3) Includes results from Other Segment which primarily consists of our TeleMatrix subsidiary.

(4) Revenue per available room.



what makes us unique...

Dear Fellow Shareholders,

2001 was a turning point for our company. We implemented many changes and emerged stronger and well-positioned for future growth. First, we continued our strategy of selling healthcare assets. The proceeds from these asset sales enabled us to reduce debt by $600 million in 2001, lowering our net debt-to-total capitalization ratio to 30% from 49% when I joined the company two years ago. We also strengthened our financial position by putting together a new $375 million credit facility. We changed the name of the company to La Quinta to reflect our strategic focus on the lodging business. Shareholders overwhelmingly approved a new corporate structure that allows us to grow the company while maintaining many of the benefits of the old structure. In the midst of our turnaround, we were also able to improve the underlying performance of our core business—the La Quinta lodging operations. As a result, in a year when the lodging industry and the overall market were negative, La Quinta delivered a 135% increase in its share price to shareholders. Furthermore, our publicly traded preferred stock and debt securities also increased significantly in value.

Lodging Business Improvements

During 2001, we made significant improvements in the way we run our hotels including strengthening the management team. Seven members of our senior management team, with substantial lodging experience and proven track records, have joined the company in the past two years. Over half of our top 50 lodging executives are new in their positions.

We also made significant improvements in information technology. With enhancements made in 2001, we now have better control of room inventory and pricing at each of our hotels. Hotel general managers have better tools to react to changing levels of demand. In addition, with the systems outsourcing of our information technology early in the year, downtime has been substantially reduced.

With our systems enhancements, our general managers can make better staffing decisions with tools that have led to improved forecasting of demand and labor scheduling. Our focus on labor, which is the largest single cost component of operating our hotels, has paid off with a decrease in labor cost per rented room this year.

We have also strengthened the position of our hotels in their local markets with the Gold Medal® Lite renovation program. At the end of 2001, we had completed renovations at one-third of our Inns. We expect to complete renovating the remaining two-thirds of our Inns by early 2003. We are also enhancing our portfolio by selling selected hotels, which no longer reflect the La Quinta brand image. This systematic upgrading and pruning will ensure that all La Quinta guests experience a clean, comfortable and consistent product across the system. Twenty-five properties have been identified for sale and six of these properties were sold during 2001.

2001 Total Shareholder Return


135%
-6%
-12%
La Quinta
S&P Hotel Index
S&P 500 Index

La Quinta's strategic and financial turnaround resulted in dramatic increases in shareholder value in 2001, outpacing its lodging peers and the overall market. La Quinta's preferred stock and public bonds also increased significantly in value.

- Strengthened balance sheet
- Improved liquidity
- Enhanced lodging operations
- Initiated franchising program
- Restructured for growth


La Quinta





Here at La Quinta we strive to provide our guests with more than a good night's stay. We provide them with a consistent, high-quality experience.

Gail Kennedy, *General Manager,* Farmington, NM



...proven value and a history of brand *excellence*

We have a loyal customer base of members in the La Quinta Returns Club®, our frequent guest program. Our 820,000 member Returns Club accounts for 22% of our room nights sold. Enhancements to the program will be made in 2002 to increase membership and room nights booked. In addition to frequent guests, we have also been targeting new business. In 2001, our "You Stay, We Pay" advertising campaigns enticed first-time users with a $10 cash-back offer for staying at La Quinta. We are utilizing our 63-member sales force to target large corporate accounts. Faced with the need to reduce travel costs, these purchasers like the price-value relationship La Quinta offers. We have also added a number of Internet booking sites to our distribution channels in 2001 and expect to increase bookings on our own www.laquinta.com website with enhancements we have planned for 2002.

We are also pleased with the progress we have made in our franchising program. After initiating the sale of franchises in the fall of 2000, the first franchise La Quinta hotel opened in early 2001. At the end of 2001, we had 11 franchise properties with 1,000 rooms open and 29 more franchise contracts with 2,300 rooms approved. In January 2002, we announced the signing of a franchise agreement with Hospitality Associates to open 31 hotels with 2,000 rooms by mid-year, increasing our presence in the West and Pacific Northwest. With the success of our franchising program, we have increased our franchise growth goal to having 80 properties with 6,000 rooms open by the end of 2002.

Strong Performance During a Challenging Year

While we made significant improvements in our lodging operations, the results are somewhat masked by the challenges faced by the overall lodging industry. By Spring 2001, business travel started to slow as the U.S. economy slipped into a recession and companies took measures to reduce travel costs. Then, on September 11, the horrific acts of terrorism on the U.S. caused further reductions in both business and leisure travel. These events had a direct impact on the lodging industry. Industry RevPAR for 2001 was negative 7%. The last time the industry posted negative RevPAR growth was in 1991, when our country was in the middle of an economic recession and the Persian Gulf War. Even then, RevPAR was only down 2.5%.

We are proud of La Quinta's performance during this difficult period. At a time when many lodging companies posted significant RevPAR declines, La Quinta minimized its RevPAR decline to 4% in 2001. Furthermore, in a particularly challenging fourth quarter, we were able to hold our EBITDA declines to $0.50 for every $1.00 decrease in revenues, while many other lodging companies reported significantly larger EBITDA declines. La Quinta's ability to outperform the industry was based on its product mix, customer mix and focus on controlling costs. Many of our hotels are in drive-to markets that were less impacted by the decline in travel. Because our customers are evenly split between business and leisure travelers, we are not dependent on any particular segment.

2001 RevPAR Performance


U.S. Lodging Industry*
La Quinta
-4%
-7%

*Source: Smith Travel Research

The U.S. lodging industry felt the effects of the economic slowdown and September terrorist attacks. With its mix of hotels in drive-to locations and its compelling price-value proposition, La Quinta was able to outperform the industry in 2001.

La Quinta Markets


10% Airport
10% Urban
40% Suburban
40% Highway

Source: Smith Travel Research







Regardless of where our family travels during the summer, we're always looking for the best stay at a good price near key attractions. La Quinta consistently provides us with these features and more.

Deanna Warner, La Quinta Guest



...strategic vision and a foundation for growth

The changes we made in our operations and the focus we put on controlling costs all year had a positive impact when it was most needed.

Another challenging year lies ahead for the lodging industry, especially during the first half of 2002. Industry experts believe that the economy will recover by mid-year. As a result, after a difficult first half of the year, industry RevPAR should turn positive in the second half as lodging demand recovers. In addition, supply growth for the industry has slowed dramatically. Analysts predict supply growth for the next two or three years will approach 1-2%, the lowest level in ten years. With the growth in demand exceeding additions to room supply, we believe the lodging industry will begin to report positive RevPAR and EBITDA growth in the second half of 2002. La Quinta should follow the industry pattern with positive RevPAR and lodging EBITDA growth in the second half of 2002 after a challenging first half. As a result, we currently expect RevPAR and lodging EBITDA growth for the full year to be flat.

Corporate Restructuring

In December, shareholders approved a corporate tax and legal restructuring for La Quinta. This restructuring, combined with the successful sale of healthcare assets to reduce debt, has enabled your company to emerge stronger, more focused and well-positioned for growth in the lodging industry.

During 2001, we recorded non-recurring expenses of $327 million of which $297 million were non-cash items. Significant non-recurring expenses included the write-off of the paired share REIT intangible as a result of the restructuring, impairment on real estate assets, mortgages and notes receivable, and other non-recurring expenses. In the first quarter of 2002, we expect to record additional non-recurring, non-cash expenses of $455 million. These non-recurring expenses reflect the need to establish a net deferred tax liability in connection with the restructuring and the write-down of goodwill as a result of the implementation of a new goodwill accounting standard.

Given the current focus of the public on financial reporting and off-balance sheet transactions in corporate America, I would like to point out that La Quinta does not have off-balance sheet activities such as synthetic leases, real estate put options or other forms of contingent asset sale transactions. But of greater importance is that we strive every day to run our business and prepare our financial statements in an honest, straightforward manner with the highest integrity.

Increasing Shareholder Value

Since I became your CEO in April 2000, we have created over $1 billion in combined value for our shareholders and bondholders, but we believe La Quinta's best days are ahead of us. Our goal is

Direct Hotel Costs Per Rented Room



$29.55
$28.77
'00
'01

In 2001, La Quinta's focus on cost management resulted in a reduction of direct cost on a per rented room basis. La Quinta's low cost structure enables the chain to charge less than full service competitors, providing a better value to guests seeking clean, comfortable rooms with modern business amenities.

Direct Hotel Operating Costs



10%
Supplies
15%
Utilities
50%
Labor
25%
Other


La
Quinta
Inn

Partnering with La Quinta just made sense for us. Since they're owner/ operators themselves, they understand our needs and continually meet and exceed all of our expectations.

R. C. Patel, *CEO,* Diplomat Hotel Corporation and La Quinta Franchisee



...owner/operator expertise

to continue to enhance shareholder value by increasing lodging EBITDA by at least 50% from its current $209 million level over the next three years. We believe we can achieve this through three strategic levers.

Increase EBITDA from Existing Hotels. In the late 1990's, La Quinta's 300 owned and operated properties produced EBITDA of approximately $275 million per year. EBITDA has declined each year since then. Your new management team put procedures, strategies and systems in place to reverse that trend. As the U.S. economy recovers, we should begin to return EBITDA at our existing hotels back towards levels approaching $275 million. Our success will depend on our ability to increase RevPAR and control costs. We have laid the foundation for RevPAR improvement as demand returns. We expect to drive new business through our "call-to-action" advertising and promotions as well as our focus on new corporate clients. Our customer base should continue to grow with enhancements to our Returns Club frequent guest program.

We remain focused on controlling costs. We have instituted additional cost controls to continue to manage labor expenses, including reviewing our corporate overhead. As a result of headcount reductions and operating efficiencies, corporate overhead is expected to decline in 2002 versus 2001. Our continued investments in information systems will help us track and manage our costs as well as uncover revenue opportunities.

We are also committed to providing our guests with clean, comfortable rooms and friendly service. As I mentioned earlier, we are in the process of upgrading guest rooms at our Inns through our Gold Medal Lite renovation program and are already seeing favorable responses in guest satisfaction from hotels that have completed renovation. We have also implemented a quality assurance department, staffed by former hotel managers, who inspect hotels and train staff on methods to improve product quality.

Grow Franchising Program. To capitalize on the value of the La Quinta brand, we initiated the sale of franchises. Franchising allows us to increase cash flow and expand the La Quinta brand with minimal capital investment. By the end of 2002, we expect to have 80 franchise hotels open, which is an increase from our original goal of 50 franchise hotels, and plan on opening at least 50 franchise hotels per year thereafter.

Each franchise hotel must adhere to the same rigorous quality standards of construction, maintenance and operations as a company-owned hotel. Before a franchise hotel opens, our franchise directors, who are former hotel general managers, inspect and approve the hotel to confirm our quality specifications have been met. Once a franchise hotel opens, we provide continued support, training and visitation by La Quinta franchise directors. In addition, franchisees are able to receive a rebate on a portion of their royalty fees if they maintain a specified high level of guest satisfaction as measured by an independent marketing research firm.

We believe we have distinct competitive advantages over most other lodging franchisors. Because we are owner/operators ourselves, we understand the needs of franchisees who are also owner/operators and we have a strong corporate infrastructure at our franchisees' disposal. In addition, our newly designed building prototypes,

Franchise Growth Goals
(number of hotels)



130
80
11
'01
'02E
'03E

La Quinta's unique approach to franchising has led to the success of its franchising program. With franchising driving unit growth, La Quinta is targeting a 50% increase in the total number of hotels operating in the La Quinta system over the next three years.

La Quinta Geographic Mix
(Company-Owned Hotels)



32% TX
12% FL
5% LA
5% GA
5% CO
6% CA
35% 22 other States



A majority of my days are spent in the air and on the road doing business. I can always count on La Quinta to provide me with a clean, comfortable room at a great price.

Rick Wall, Business Traveler and Returns Club Member



...strong *infrastructure* and the capital to *grow*

significant open territories, consistent product and service, and royalty fee rebate incentive are also features that distinguish La Quinta from most other lodging franchisors.

Re-Deploy Our Capital. We believe we can re-deploy our capital in investments that generate attractive rates of return. Cash on hand and proceeds from asset sales should provide in excess of $400 million for investment opportunities. Investments we will consider include development and acquisition opportunities. Development opportunities ideally will be joint ventures where we would partner with experienced developers to build or acquire hotels in key markets with high barriers to entry. In this structure, which is prevalent in the full-service hotel segment, we would have operating control of a property for a small percentage of the total project cost. In addition to joint venture development, we will also continue to examine our portfolio for redevelopment opportunities.

We believe another opportunity for growth is through acquisitions. We may seek to acquire chains of hotels that could be converted to the La Quinta brand. These would typically be small, regional chains, most likely family-run. More strategic to our vision of La Quinta is the acquisition of other lodging brands. These brands would most likely be in the limited-service and extended-stay segments and would have good brand awareness and a strong customer base. There are a number of lodging brands that could complement La Quinta and provide expanded distribution, cross-selling opportunities and synergies from consolidation.

While we have substantial financial resources to reinvest, the money is not "burning a hole in our pocket." We will be opportunistic in making these types of acquisitions while always reviewing the transactions in light of our strategic and financial objectives.

What Makes La Quinta Unique? We have made tremendous progress improving shareholder value at La Quinta. We believe we have a unique opportunity to continue our record of increasing shareholder value. We have confidence because:

1. *La Quinta is a proven brand that has a successful track record of over 30 years in the hotel industry. We have high brand recognition and a loyal customer base. Our central reservation system, corporate sales force and various distribution channels enable us to maintain high levels of occupancy.*

2. *We have the corporate infrastructure to accommodate growth. Our experienced development, acquisition and finance team, effective advertising and marketing programs, proprietary central reservation system and strong operations management will enable us to support future growth.*

Lodging
Capital Investments
(in millions)


$100
$83
$36
'00
'01
'02E

La Quinta continues to invest in its hotels to preserve and upgrade the chain's consistent, high-quality brand image. La Quinta also conducts frequent quality assurance inspections of all of its hotels to ensure the properties are well-maintained.

Lodging
Expansion Opportunities

20 Brands	300–2,000 Hotels
La Quinta	300 Hotels
174 Brands	Less Than 300 Hotels

Source: Smith Travel Research



Back row, left to right

Alan L. Tallis
Executive Vice President & Chief Development Officer

25 years of lodging and real estate experience (Red Roof Inns)

Wayne B. Goldberg
Senior Vice President — Operations

22 years of lodging experience (Red Roof Inns, BridgeStreet Accommodations)

Sandra K. Michel
Senior Vice President, General Counsel & Secretary

22 years of lodging and real estate experience (Sunterra, W. R. Grace)

Stephen T. Parker
Executive Vice President— Sales and Marketing

31 years of lodging experience (Red Roof Inns, Choice Hotels)

Front row, left to right

Francis W. "Butch" Cash
President & Chief Executive Officer

30 years of lodging and real estate experience (Red Roof Inns, Marriott)

David L. Rea
Executive Vice President & Chief Financial Officer

16 years of lodging and real estate experience (Red Roof Inns, DeBartolo Realty, T. Rowe Price)

A. John Novak
Senior Vice President & Chief Information Officer

11 years of lodging experience (Walt Disney, Resort Condominiums International, Marriott)

Brent A. Spaeth
Senior Vice President— Human Resources and Administration

29 years of lodging experience (Drury Inn, Holiday Inn)

...experienced management team that can deliver

3. *Our brand owner/operator model stands out from the pure-play franchisors in the limited-service segment of the lodging industry. In our model, our interests are aligned with those of our franchisees. As a result, we have gained the trust and respect of the franchise community because, like us, they make money by providing guests with clean, comfortable rooms in convenient locations at affordable prices.*

4. *We have substantial financial resources to invest in our business. After selling our healthcare assets and selected hotels, which we expect to complete by year-end, we should have over $400 million in cash which we can use to re-invest in the lodging business, further deleverage or return to shareholders.*

5. *We have assembled a talented group of lodging executives. Our senior executives have, on average, over 25 years of experience in lodging and related businesses. All of them have held senior positions with other major brand and hotel companies.*

La Quinta: A Promising Future

With the successful foundation we laid in 2001, we have reason to be optimistic about the future of your company. We believe that our ability to deliver on our strategy will continue to produce value for you, our shareholders.

I would like to thank our Board of Directors for their commitment, expertise and valuable time; our management team for their untiring drive to improve La Quinta; our 7,000 employees who continuously work to provide our guests with an enjoyable stay; and our customers and franchisees that prove the value of the La Quinta brand every day. And finally, thank you to our shareholders who have supported the company and its management team.

We accomplished a great deal in 2001 but there's more to do. I look forward to continuing to report on our progress.



Francis W. "Butch" Cash
April 10, 2002

Lodging EBITDA Growth Goal
(in millions)


3 Years
Franchising
Redeploying Capital
Improving Existing Properties

La Quinta's goal is to increase lodging EBITDA by at least 50% over the next three years. This increase will be driven by franchising, redeploying capital at attractive rates of returns, and returning existing hotel operating performance towards late 1990 levels.

financial contents

Forward-Looking Statements

You should read the following discussion together with the financial statements and related notes included elsewhere in this Annual Report. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. We have included a discussion of some of these risks and uncertainties in our Joint Annual Report on Form 10-K for the year ended 2001 under the heading "Certain Factors You Should Consider About Our Companies, Our Businesses and Our Securities" and under the heading "Cautionary Statements Regarding Forward-Looking Statements in this Document." The risks and uncertainties described within these sections include those related to our lodging business, our investments in real estate, the status of La Quinta Properties, Inc. as a real estate investment trust, our healthcare business, our capital expenditures and requirements and our corporate structure, as well as risks and uncertainties related to our industry, the economy and global affairs and other risks detailed from time to time in our filings with the Security and Exchange Commission. We have discussed these risks and uncertainties in detail within these sections and encourage you to read them in their entirety in order to understand the risks and uncertainties which can affect our forward-looking statements, as well as our business generally. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

La Quinta Corporation ("LQ Corporation"), a Delaware corporation, and its controlled subsidiary, La Quinta Properties, Inc. ("LQ Properties"), a Delaware corporation that has elected to be treated as a real estate investment trust, or "REIT," for federal tax purposes, are collectively known as The La Quinta Companies. Currently, the shares of common stock of LQ Corporation are paired and traded as a unit with the shares of Class B common stock of LQ Properties. Prior to our restructuring, on January 2, 2002, as more fully described below, the shares of common stock of LQ Corporation were paired and traded as a unit with the shares of common stock of LQ Properties. Unless otherwise indicated in this Annual Report, all information with respect to "paired common stock" or "paired common shares," prior to January 2, 2002, refers to units consisting of shares of common stock of LQ Corporation paired with shares of common stock of LQ Properties.

The basis of presentation includes Management's Discussion and Analysis of Financial Condition and Results of Operations for the combined companies and each of the separate companies, LQ Corporation and LQ Properties. Our management believes that the combined presentation is most informative to holders of our Paired Common Stock.

General

We are a leading limited service lodging company providing clean and comfortable rooms in convenient locations at affordable prices. We are one of the largest owner/operators of limited service hotels in the United States. We owned and operated 220 La Quinta® Inns and 72 La Quinta Inn & Suites® containing approximately 38,000 rooms in 28 states as of December 31, 2001. We strive to design hotels that attract both business and leisure travelers seeking quality rooms that are generally comparable to those of mid-price, full service hotels, but at lower average room rates. We believe that by not providing full-service, management-intensive facilities and services, such as in-house restaurants, cocktail lounges, or room service, that typically carry high fixed costs and low margins, we are able to deliver a product that satisfies our customers' needs and price expectations, while also permitting us to concentrate on the variable cost structure and the high-margin nature of our limited service product.

In addition to owning and operating our hotel properties, we began, in late 2000, to license the use of our proprietary brand names, including La Quinta®, La Quinta Inns® and La Quinta Inn & Suites® in return for royalty and other fees through license agreements with franchisees. As of December 31, 2001, our franchisees operated eight La Quinta Inns® and three La Quinta Inn & Suites® representing approximately 1,000 rooms under our brands.

As of December 31, 2001, we owned or provided financing for 72 geographically dispersed healthcare facilities operated by eight different third party operators. Consistent with our intention to focus on the lodging industry, the healthcare operations and assets in our portfolio have been decreasing as a result of continued success in selling these assets to other healthcare real estate investors or to the operators of the facilities.

Over the last two years, we have undergone significant financial and strategic change. In January 2000, we began a strategy of selling non-lodging real estate assets in order to focus on our lodging business. As a result of that change in strategy, we replaced substantially all of our senior management with executives who have, on average, approximately 25 years of experience in lodging and lodging-related industries. Over the last two years, we have improved the operations of our lodging assets, including the reduction of costs and the introduction of a franchising program. During that period, we also have sold approximately $1.6 billion of our non-lodging assets with proceeds from those sales applied to reduce indebtedness and strengthening our balance sheet.

On December 20, 2001, our stockholders approved certain proposals which permitted us to restructure the existing organization of our companies by merging a newly formed, wholly owned subsidiary of LQ Corporation, with and into LQ Properties, with LQ Properties surviving the merger and becoming a subsidiary controlled by LQ Corporation while continuing its status as a REIT. We believe the restructuring, which was proposed primarily to address the challenges imposed by federal tax legislation on our previous "grandfathered" paired share REIT structure, will enable us to grow our lodging real estate portfolio, management operations and brand franchising program without the restrictions imposed by this federal tax legislation.

The La Quinta Companies—Combined Results of Operations

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

We earn revenue by:

- owning and operating 220 La Quinta Inns® and 72 La Quinta Inn & Suites® as well as licensing the use of our brand in return for license and other fees under our franchise program;
- leasing 64 healthcare facilities under long-term triple net leases in which the rental rate is generally fixed with annual escalators; and
- providing mortgage financing for eight healthcare facilities in which the interest is generally fixed with annual escalators, subject to certain conditions.

Net loss available to Paired Common Stockholders decreased $51,796,000 to $300,360,000, or $2.10 per diluted common share, for the year ended December 31, 2001, compared to a net loss of $352,156,000, or $2.48 per diluted common share, for the year ended December 31, 2000.

Combined Results of Segment Operations

Our operations are managed as two major segments: lodging and healthcare. The following table summarizes the contribution by each operating segment for the years ended December 31, 2001 and 2000. We consider contributions from each operating segment to include revenue from each business, less both direct and other operating expenses and general and administrative expenses. We allocate certain administrative, legal, accounting and tax expenses to the healthcare segment that benefit the healthcare segment or are related to public company expense in order to maintain a presentation that is consistent with historical segment information. A portion of these allocated expenses will continue to be incurred by us once the disposition of healthcare assets is complete. These allocations amounted to approximately $2,792,000 for the year ended December 31, 2001. Certain income or expenses of a non-recurring or unusual nature are not included in the operating segment contribution.

Combined contribution from operating segments for the year ended December 31, 2001 decreased by $150,616,000, or 35.4%, to $274,548,000 compared to $425,164,000 for the year ended December 31, 2000. The decline in the combined contribution is primarily the result of the sale of certain healthcare assets. The combined contribution is comprised of revenues of $651,439,000 and $815,517,000 offset by operating expenses of $376,891,000 and $390,353,000 for the years ended December 31, 2001 and 2000, respectively.

Summary Contribution by Operating Segments Table:

(In thousands)	Year Ended December 31, 2001	2000
Revenue:		
Lodging	$ 555,562	$ 587,645
Healthcare	77,268	211,293
Other	18,609	16,579
Total revenue	651,439	815,517
Operating expenses:		
Lodging	349,222	362,787
Healthcare	12,194	13,412
Other	15,475	14,154
Total operating expenses	376,891	390,353
Contributions:		
Lodging	206,340	224,858
Healthcare	65,074	197,881
Other	3,134	2,425
Total contribution	$ 274,548	$ 425,164
Reconciliation to Combined Consolidated Financial Statements:		
Interest expense	102,116	186,951
Depreciation and amortization		
Lodging	111,878	122,041
Healthcare	4,909	24,343
Other	765	623
Amortization of goodwill	21,412	22,755
(Gain) loss on sale of assets	(10,133)	130,536
Impairment on real estate assets, mortgages and notes receivable	115,347	186,829
Provision for loss on equity securities	—	50,279
Paired share intangible write-off	169,421	—
Other expenses	42,496	35,737
	558,211	760,094
Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(283,663)	(334,930)
Income tax expense	488	629
Loss from operations	$(284,151)	$(335,559)

Lodging Contribution

Lodging contribution decreased by $18,518,000 for the year ended December 31, 2001, or 8.2%, to $206,340,000 for the year ended December 31, 2001 compared to $224,858,000 for the year ended December 31, 2000. Lodging contribution for the year ended December 31, 2001 was comprised of revenues of $555,562,000 offset by operating expenses of $349,222,000 compared to revenues of $587,645,000 offset by operating expenses of $362,787,000 for the year ended December 31, 2000. The decrease in lodging contribution was primarily due to a decrease in lodging revenues, partially offset by a decrease in lodging operating expenses as more fully described below.

The following table summarizes statistical lodging data for the years ended December 31, 2001 and 2000:

	2001	2000
Number of company-owned hotels in operation	292	299
Franchise hotels open	11	0
Number of hotels under construction or refurbishment	2	3
Occupancy percentage	62.2%	63.4%
ADR(1)	$ 60.98	$ 62.62
RevPAR(2)	$ 37.95	$ 39.73
Available room-nights(3)	14,042	14,256
Comparable hotels(4)	289	289
Occupancy percentage	62.4%	63.8%
ADR(1)	$ 61.22	$ 62.98
RevPAR(2)	$ 38.19	$ 40.17
Available room-nights(3)	13,689	13,689

(1) Represents average daily rate.
(2) Represents revenue per available room.
(3) Available room-night count in thousands.
(4) Represents hotels open for more than one year.

Lodging revenues include revenues from room rentals and other revenue sources from company-owned hotels. These other revenue sources include charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. In addition, lodging revenues include franchise fees charged to franchisees for operating under the La Quinta® brand and using our hotel designs, operating systems and procedures. Lodging revenues decreased $32,083,000, or 5.5%, to $555,562,000 for the year ended December 31, 2001 compared to $587,645,000 for the year ended December 31, 2000. The decrease in lodging revenues was primarily due to a decrease in room revenues. Room revenue is dictated by demand, measured as occupancy percentage, pricing, measured as average daily rate or "ADR," and the level of available room inventory. Room revenues decreased during the year ended December 31, 2001 compared to the year ended December 31, 2000 due to several factors, including:

- Decreases in demand resulting from a slowing national economy and from the impact of the terrorist attacks on the United States on September 11, 2001. Additionally, business and leisure travel slowed considerably during the last half of 2001 as companies reduced corporate travel and leisure travelers cancelled or delayed trips. This reduced demand was reflected in the decrease in our occupancy percentage by 1.2 percentage points to 62.2% for the year ended December 31, 2001 compared to 63.4% for the year ended December 31, 2000. We expect the reduction in business and leisure travel, and the resulting reduction in our occupancy percentage, to continue throughout the first half of 2002.
- Declines in the percentage of full rate customers and reductions in rates in response to decreased demand. The effect of reduced demand on ADR was partially offset by travelers who re-examined their lodging needs and decided to stay at limited service hotels rather than at full-service hotels. Additionally, some travelers chose to travel by car rather than by airplane which benefited our "drive-to" markets. Our ADR decreased $1.64, or 2.6%, to $60.98 for the year ended December 31, 2001 compared to $62.62 for the year ended December 31, 2000.
- Sales of hotel properties during 2001 caused decreases in room revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000. Available room inventory decreased by 214,000 room-nights due to the sale of six hotels in 2001. The impact on room revenues during the year ended December 31, 2001 due to hotels sold in 2001 was $1,343,000.

RevPAR, which is the product of ADR and occupancy percentage, decreased by $1.78, or 4.5%, to $37.95 for the year ended December 31, 2001 compared to $39.73 for the year ended December 31, 2000.

Lodging operating expenses decreased by $13,565,000, or 3.7%, to $349,222,000 during the year ended December 31, 2001 compared to $362,787,000 during the year ended December 31, 2000. Lodging operating expenses include both direct and other operating costs as well as general and administrative costs related to the lodging segment. The decrease in lodging operating expenses is directly attributable to the decrease in occupancy at our hotels and our continued focus on reduction of certain costs and improved cost control measures. While certain costs and components of those costs are uncontrollable (e.g., energy rates) or fixed, we will continue our focus on cost control into 2002.

Direct operating costs include costs directly associated with the operation of our hotels such as direct labor, utilities and hotel supplies. Direct operating costs decreased by $15,841,000, or 5.9%, to $251,246,000 for the year ended December 31, 2001 compared to $267,087,000 for the year ended December 31, 2000. This decrease was primarily due to the impact of cost control measures which resulted in a reduction in salaries expense, supplies expense and other hotel expense. Labor costs decreased by $8,985,000, or 6.7%, for the year ended December 31, 2001. The reductions in direct operating expenses were partially offset by rising energy costs of $3,939,000 for the year ended December 31, 2001. System enhancements, increased collection efforts along with renegotiated credit card processing terms contributed to a decrease in bad debt expense and credit card processing costs of $4,158,000 for the year.

Other operating costs for the lodging segment included costs such as property taxes, insurance and certain franchise related fees charged to inn operations. Other operating costs increased by $3,353,000, or 5.6%, to $63,601,000 for the year ended December 31, 2001 compared to $60,248,000 for the year ended December 31, 2000 due to increases in insurance costs of approximately $1,345,000 and franchise-related fees of approximately $2,020,000. We expect the events of September 11th to further increase our cost of insurance and to negatively impact our ability to obtain insurance coverage.

Lodging general and administrative costs decreased $1,077,000, or 3.0%, to $34,375,000 for the year ended December 31, 2001 compared to $35,452,000 for the year ended December 31, 2000. Lodging general and administrative expenses include, among other costs, information services, legal, human resources, finance and accounting costs, sales, marketing, reservations and operations. This decrease was primarily related to savings in reservations overhead, reduction in the cost of human resources services and reductions of expenses resulting from realignment in operations departments. The comparison to prior year amounts was also impacted by costs related to certain employment agreements entered into during the year ended December 31, 2000. The savings in lodging general and administrative expenses were partially offset by increased information systems costs of $6,336,000 for the year ended December 2001. Our management will continue to allocate resources to information systems needs in 2002 and, therefore, we expect that information systems costs will continue to increase during 2002. Certain administrative, legal, accounting and tax expenses are allocated to the healthcare segment that benefit the healthcare operations or are related to public company expense in order to maintain a presentation that is consistent with historical segment information. A portion of these allocated expenses will continue to be incurred once the disposition of healthcare assets is complete. These allocations amounted to $2,792,000 for the year ended December 31, 2001.

Healthcare Contribution

Healthcare contribution decreased by $132,807,000, 67.1%, to $65,074,000 during the year ended December 31, 2001 compared to $197,881,000 for the year ended December 31, 2000. The decrease in healthcare contribution was primarily the result of the sale of certain healthcare assets and repayment of healthcare mortgages occurring between the third quarter of fiscal year 2000 and the year ended December 31, 2001.

Healthcare contribution was comprised of revenues of $77,268,000 (including rent income of $49,713,000, interest income from real estate mortgages of $24,923,000 and interest from investment of cash reserves of $2,632,000) for the year ended December 31, 2001 compared to revenues of $211,293,000 (including rent income of $116,040,000, interest income from mortgage loans of $93,608,000 and interest from investment of cash reserves of $1,645,000) for the year ended December 31, 2000. Healthcare segment operating expenses decreased by $1,218,000, or 9.1%, to $12,194,000 for the year ended December 31, 2001 compared to $13,412,000 for the year ended December 31, 2000. The decreases in healthcare revenues and operating expenses are primarily a result of the impact of asset sales and mortgage repayments during 2001. We expect healthcare revenues to continue to decline as we sell additional healthcare related assets.

Remaining net investment in the form of mortgages outstanding to operators of eight facilities was $82,853,000 for the year ended December 31, 2001 compared to a net remaining investment in the form of mortgages outstanding to operators of 36 facilities of $222,571,000 for the year ended December 31, 2000. Remaining net investment in the form of leases with operators of 64 facilities was $153,006,000 for the year ended December 31, 2001 compared to a net remaining investment in the form of leases with operators of 163 facilities of $681,714,000 for the year ended December 31, 2000.

Other Contribution

TeleMatrix, a provider of telephones, software and equipment for the lodging and telecommunications industry, contributed $3,134,000 during the year ended December 31, 2001 compared to a contribution of $2,425,000 during the year ended December 31, 2000. This contribution was comprised of revenues of $18,609,000 and expenses of $15,475,000 during the year ended December 31, 2001 compared to revenues of $16,579,000 and expenses of $14,154,000 during the year ended December 31, 2000. The increase in other revenues of $2,030,000 and other contributions of $709,000 during the year ended December 31, 2001 is due primarily to increased sales of telecommunications equipment to certain large telephone companies partially offset by a decline in sales to the lodging industry during 2001. Operations of TeleMatrix have been included in the lodging revenue and expense categories of the combined and consolidated statements since consummation of the acquisition in October 1999 and are separately disclosed as "Other Contribution" in note 20 "Segment Reporting" of the combined and consolidated statements.

Interest Expense

Interest expense decreased by $84,835,000, or 45.4%, to $102,116,000 during the year ended December 31, 2001 compared to $186,951,000 during the year ended December 31, 2000. The decrease in interest expense is primarily attributable to the $596,601,000 reduction in our total indebtedness as a result of the application of proceeds generated from various healthcare asset sales and mortgage repayments during the year ended December 31, 2001.

Real Estate Investments, Depreciation, Asset Sales and Provision for Impairment of Real Estate Assets, Mortgages and Notes Receivable

As of December 31, 2001 and 2000, we had net investments in real estate as summarized in the table below:

(In thousands)	Year Ended December 31, 2001	2000
Investment in Real Estate Assets, Net		
Lodging		
Lodging assets net book value, beginning of period	$2,448,391	$2,522,153
Funding of capital improvements	86,003	36,092
Depreciation expense and write-offs	(97,537)	(103,113)
Impairment of assets held for sale	(54,018)	(1,296)
Impairment of assets held for use	(8,683)	(1,835)
Net book value of assets sold and other adjustments	(28,842)	(3,610)
Total investment in lodging assets, net	2,345,314	2,448,391
Healthcare		
Mortgage assets net book value, beginning of period	222,571	1,059,920
Principal payments	(1,876)	(6,795)
Construction loan funding	—	161
Partial principal prepayments	(26,019)	(1,586)
Impairment on real estate mortgages and notes receivable	(22,597)	(83,633)
Net book value of mortgages repaid	(101,611)	(761,902)
Increase in real estate mortgages net of participation reduction	7	—
Other adjustments to mortgages	12,378	16,406
Mortgage assets net book value, end of period	82,853	222,571
Sale/lease-back assets net book value, beginning of period	681,714	1,090,586
Construction funding	—	4,039
Depreciation expense	(4,809)	(24,117)
Impairment on assets held for sale	(9,515)	(75,479)
Impairment on assets held for use	(20,534)	(24,586)
Net book value of real estate assets sold	(493,850)	(285,751)
Other adjustments to real estate investments	—	(2,978)
Sale/lease-back assets net book value, end of period	153,006	681,714
Total investment in healthcare real estate assets, net	235,859	904,285
Total Investment in Real Estate Assets, Net	$2,581,173	$3,352,676

Depreciation and Amortization

Depreciation and amortization decreased by $29,455,000, or 20.0%, to $117,552,000 for the year ended December 31, 2001 compared to $147,007,000 for the year ended December 31, 2000. The decrease was primarily the result of the sale of healthcare and lodging properties and the classification of certain healthcare and lodging properties held for sale.

Asset Sales

Asset sales, which included the sale of healthcare assets, equity securities, one restaurant, one office building and six hotels, realized a gain of $10,133,000, net of previous writedowns of $210,765,000, for the year ended December 31, 2001 compared to losses on the asset sales of $130,536,000, net of previous writedowns of $109,298,000, for the year ended December 31, 2000.

Impairment of Real Estate Assets, Mortgages and Notes Receivable

Held for sale assets are classified as such based on results of our management's review of current facts and circumstances and our management having the authority and intent of entering into commitments for sale transactions that are expected to close in the following twelve months. We recorded impairments on assets held for sale of $63,533,000 for the year ended December 31, 2001 compared to $76,775,000 for the year ended December 31, 2000.

Impairments on real estate assets held for use of $29,217,000 were recorded for the year ended December 31, 2001 compared to $26,421,000 for the year ended December 31, 2000, where current facts, circumstances and analysis indicated that the assets were potentially impaired.

Assets related to the mortgage portfolio were reduced by impairments of $22,597,000 for the year ended December 31, 2001 compared to $83,633,000 for the year ended December 31, 2000. Impairments related to the mortgage portfolio included $12,378,000 of impairments related to working capital and other notes receivables classified as fees, interest and other receivables during the year ended December 31, 2001 compared to $16,259,000 during the year ended December 31, 2000.

For a discussion of the factors leading to our management's decision to record impairments on real estate assets, mortgages and notes receivable, please refer to the information in this Annual Report under the heading "The La Quinta Companies, LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources—Critical Accounting Policies and Estimates."

Provision for Loss on Equity Securities

In January 2001, LQ Properties sold its investment in Nursing Home Properties Plc ("NHP Plc"), a property investment group which specializes in the financing, through sale/leaseback transactions, of nursing homes located in the United Kingdom. The investment included approximately 26,606,000 shares of NHP Plc, representing an ownership interest in NHP Plc of 19.99%, of which LQ Properties had voting rights with respect to 9.99%. LQ Properties sold its investment in NHP Plc for net proceeds of $7,737,000 and recorded a charge to earnings of $22,000 for the difference in the net book value and the selling price of the stock. LQ Properties had previously recorded an other-than-temporary loss on its equity investment in NHP Plc of $49,445,000 based on guidance provided by Financial Accounting Standard Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and Staff Accounting Bulletin Topic 5M (SAB 5M).

As of December 31, 2001, LQ Properties owned 1,081,000 shares of stock in Balanced Care Corporation ("BCC"), a healthcare operator. The stock had a market value of $152,000 and $271,000 as of December 31, 2001 and 2000, respectively. The initial cost investment was $1,105,000. In 2000, we recorded a charge to earnings of $834,000 because the decline in fair value on this investment was determined to be other-than-temporary. During 2001, a net adjustment to accumulated other comprehensive income of $119,000 was recorded to reflect an unrealized loss on this investment.

Write-off of Paired Share Intangible

As a result of 1998 and 1999 federal tax legislation severely limiting our ability to acquire new real property interests and grow our franchising program, we proposed a restructuring which would enable us to no longer be considered a "grandfathered" paired share REIT or "stapled" entities for federal income tax purposes. On December 20, 2001, our stockholders approved this proposed restructuring. As a result, in December 2001 we wrote off the $169,421,000 net book value of the intangible asset related to the "grandfathered" paired share structure.

Other Expenses

We recorded approximately $42,496,000 in other expenses for the year ended December 31, 2001 compared to $35,737,000 in other expenses for the year ended December 31, 2000.

Consistent with our plan to sell substantially all of our healthcare assets and focus on our lodging business, we sold investments in healthcare properties with net book values of $651,691,000 and $1,047,653,000 during the years ended December 31, 2001 and 2000, respectively. We expect to sell the majority of our remaining investments in healthcare properties during 2002.

Accordingly, in June 2000, our Boards of Directors approved a plan to reduce the number of healthcare segment employees by 14 as of December 31, 2000, including four officers, primarily in the financial and legal groups, of our Needham, Massachusetts offices. The plan also contemplated closing the Needham, Massachusetts office by December 2002, depending on progress made toward the sale of substantially all of the healthcare assets. As a result, we recorded $19,365,000 for the year ended December 31, 2001 and $14,451,000 (including $2,779,000 of accelerated amortization of unearned compensation for the acceleration of vesting periods on 240,000 shares of restricted stock) for the year ended December 31, 2000, of other expense related to severance and retention incentive compensation earned by the healthcare segment employees based on achievement of healthcare asset sale goals and compliance with specified employment terms. Funding of the remaining exit costs, including accrued severance related costs, is expected to occur in 2002 as the sale of healthcare assets and closing of the Needham office ensue.

During 2001, we took steps to reduce lodging operating costs in response to difficult economic conditions. These steps included eliminating approximately 60 positions from the lodging corporate structure. In October 2001, we entered into separation agreements with its former Senior Vice President and General Counsel and Senior Vice President-Human Resources. As a result, we recorded $3,085,000 of expenses related to severance and retention compensation for the year ended December 31, 2001. As part of the cost reduction review, we incurred approximately $697,000 of professional and other expenses in connection with identification of recurring costs savings initiatives and improvement of policies and procedures. We recorded $2,836,000 in expenses related to certain lodging segment employment and severance agreements for the year ended December 31, 2000.

We incurred professional fees of approximately $253,000 for the year ended December 31, 2001 compared to $301,000 for the year ended December 31, 2000 related to the implementation of the Five Point Plan.

We recorded a charge of $202,000 for the year ended December 31, 2001 compared to $3,142,000 for the year ended December 31, 2000, related to accelerated amortization of debt issuance costs and certain other expenses associated with the early repayment of debt and the reduction of our 1998 Credit Facility (as defined in the section entitled "The La Quinta Companies, LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources").

We recorded $6,186,000 of professional fees and other expenses related to the restructuring approved by our stockholders during the year ended December 31, 2001.

We recorded provisions and other expenses related to working capital and other receivables that management considered uncollectible of approximately $14,713,000 for the year ended December 31, 2001 compared to $5,146,000 for the year ended December 31, 2000. We also recorded partially offsetting amounts of bad debt recoveries related to receivables written-off in prior years of approximately $3,178,000 for the year ended December 31, 2001 compared to $2,060,000 for the year ended December 31, 2000.

Effective December 31, 2000, we terminated our nonqualified Trustee Retirement Plan (the "Retirement Plan"). Pending receipt of a final determination letter from the Internal Revenue Service, we expect to distribute the Retirement Plan assets to the participants in 2002. In 2001, we recorded $1,173,000 of expense related to the Retirement Plan. The final amount of this distribution and obligation may vary from amounts estimated due to the impact of changes in interest rates over the time period through the date we receive the final determination letter from the Internal Revenue Service. We may incur additional expenses upon distribution of up to $2,000,000 based on actuarial estimates to date.

In January 2000, we executed a separation and consulting agreement with the former Chief Executive Officer, President and Treasurer of LQ Properties pursuant to which LQ Properties made a cash payment of approximately $9,460,000 (including consulting fees), converted 155,000 restricted paired shares into unrestricted paired shares (which resulted in approximately $2,461,000 of accelerated amortization of unearned compensation) and continued certain medical, dental and other benefits.

Extraordinary Item

We retired $47,604,000 of debt at a discount prior to its maturity date during the year ended December 31, 2001. As a result of these early repayments of debt, a net gain of $935,000 was realized and is reflected as an extraordinary item for the year ended December 31, 2001. We retired $58,496,000 of debt prior to its maturity (excluding bank related debt) and as part of certain asset sale transactions, repaid secured debt totaling $14,936,000 during the year ended December 31, 2000.

As a result of these early repayments of debt, a net gain of $1,403,000 was realized and is reflected as an extraordinary item for the year ended December 31, 2000.

Change in Accounting Principle

On January 1, 2001, we applied the provisions of SFAS 133, which, depending on the nature of the hedge, states that if a derivative is a hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. It further states that gains or losses on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings. As of March 31, 2001, our interest rate swap was not designated as a hedging instrument and, therefore, $1,236,000 was recorded as a charge to earnings during the three months ended March 31, 2001 comprised of an increase in interest expense of approximately $2,092,000 and a partially offsetting entry to reflect the cumulative effect of a change in accounting principle (through December 31, 2000) of $856,000. On June 27, 2001, the interest rate swap was settled and $670,000 (the difference between the settlement value, $566,000 and the fair value of the interest rate swap at March 31, 2001) was charged to earnings as a result. We have not entered into any interest rate swap agreements as of December 31, 2001.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

Combined Results of Segment Operations

Our operations are managed as two major segments: lodging and healthcare. We consider contributions from each operating segment to include revenue from each business, less both direct and other operating expenses and general and administrative expenses. Certain income or expenses of a non-recurring or unusual nature are not included in the operating segment contribution.

The combined contribution from operating segments decreased by $131,736,000, or 23.7%, for the year ended December 31, 2000 to $425,164,000 compared to $556,900,000 for the year ended December 31, 1999. The decline in the combined contribution was primarily the result of the sale of certain healthcare assets and weak operating performance in the lodging segment. The combined contribution is comprised of revenues of $815,517,000 and $906,687,000 offset by operating expenses of $390,353,000 and $349,787,000 for the years ended December 31, 2000 and December 31, 1999, respectively.

Summary Contribution by Operating Segments Table:

(In thousands)	Year Ended December 31, 2000	1999
Revenue:		
Lodging	$ 587,645	$598,501
Healthcare	211,293	303,654
Other	16,579	4,532
Total revenue	815,517	906,687
Operating expenses:		
Lodging	362,787	323,948
Healthcare	13,412	22,270
Other	14,154	3,569
Total operating expenses	390,353	349,787
Contributions:		
Lodging	224,858	274,553
Healthcare	197,881	281,384
Other	2,425	963
Total contribution	$ 425,164	$556,900
Reconciliation to Combined Consolidated Financial Statements:		
Interest expense	186,951	244,973
Depreciation and amortization		
Lodging	122,041	99,628
Healthcare	24,343	36,097
Other	623	128
Amortization of goodwill	22,755	21,470
Loss (Gain) on sale of assets	130,536	(12,042)
Other income	—	(1,750)
Impairment on real estate assets, mortgages and notes receivable	186,829	63,170
Provision for loss on equity securities	50,279	—
Other expenses	35,737	45,814
	760,094	497,488
(Loss) income before income taxes, extraordinary item and cumulative effect of change in accounting principle	(334,930)	59,412
Income tax expense	629	—
(Loss) income from operations	$(335,559)	$ 59,412

Lodging Contribution

Lodging contribution decreased by $49,695,000, or 18.1%, to $224,858,000 for the year ended December 31, 2000 compared to $274,553,000 for the year ended December 31, 1999. Lodging operations were negatively impacted during the year ended December 31, 2000 primarily by a number of company-specific issues as well as a decline in occupancy which resulted in a decrease in lodging revenues and an increase in incremental hotel operating and general and administrative expenses. Our management addressed many of these company-specific issues in 2001 including changing operating and pricing policies, reviewing information systems capabilities and expanding business strategies to encompass a franchise program.

Lodging contribution was comprised of revenues of $587,645,000 offset by operating expenses of $362,787,000 for the year ended December 31, 2000 compared to revenues of $598,501,000 offset by operating expenses of $323,948,000 for the year ended December 31, 1999.

The following table summarizes statistical lodging data for the years ended December 31, 2000 and 1999:

	2000	1999
Number of company-owned hotels in operation	299	301
Number of hotels under construction or refurbishment	3	1
Occupancy percentage	63.4%	66.6%
ADR(1)	$ 62.62	$ 61.02
RevPAR(2)	$ 39.73	$ 40.64
Available room-nights(3)	14,256	14,059
Comparable hotels(4)	288	288
Occupancy percentage	63.3%	66.8%
ADR(1)	$ 61.76	$ 60.77
RevPAR(2)	$ 39.12	$ 40.58
Available room-nights(3)	13,587	13,545

(1) Represents average daily rate.
(2) Represents revenue per available room.
(3) Available room-night count in thousands.
(4) Represents hotels open for more than one year.

Lodging revenues include revenues from room rentals and other revenue sources from company-owned hotels, such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. Lodging revenues decreased by $10,856,000, or 1.8%, to $587,645,000 for the year ended December 31, 2000 compared to $598,501,000 for the year ended December 31, 1999. The decrease in lodging revenues was primarily due to a decrease in room revenues. Room revenue is dictated by demand, measured as occupancy percentage, pricing, measured as average daily rate or "ADR," and the level of available room inventory. Room revenues decreased during the year ended December 31, 2000 compared to the year ended December 31, 1999 due to several factors, including:

- supply of available rooms increased greater than demand in La Quinta's region and in the mid-scale segment of the lodging industry;
- management decisions made in 1999 related to pricing, the centralization of senior field operations personnel and the relocation of the lodging segment headquarters to Irving, Texas from San Antonio;
- disruptive impact of the new property management system; and
- vacancies in several senior management positions during the first half of 2000.

As a result of the above factors, our occupancy percentage decreased 3.2 percentage points to 63.4% for the year ended December 31, 2000 compared to 66.6% for the year ended December 31, 1999. ADR increased $1.60, or 2.6%, to $62.62 for the year ended December 31, 2000 compared to $61.02 for the year ended December 31, 1999. RevPAR, which is the product of ADR and occupancy, decreased $0.91, or 2.2%, to $39.73 for the year ended December 31, 2000 compared to $40.64 for the year ended December 31, 1999.

Lodging operating expenses include both direct and other operating costs as well as general and administrative costs related to the lodging segment. Lodging operating expenses increased by $38,839,000, or 12.0%, to $362,787,000 during the year ended December 31, 2000 compared to $323,948,000 during the year ended December 31, 1999.

Direct operating costs include costs directly associated with the operation of the hotels such as direct labor, utilities and hotel supplies. Direct operating costs increased $24,992,000, or 10.3%, to $267,087,000 for the year ended December 31, 2000 compared to $242,095,000 for the year ended December 31, 1999. This increase was primarily due to a $11,567,000, or 9.6%, increase in labor costs, a $2,493,000 increase in supplies, a $2,918,000 increase in bad debt expenses as well as increases in repairs and maintenance, other advertising and other direct operating costs.

Other operating costs for the lodging segment included costs such as property taxes, insurance and certain franchise related fees charged to hotel operations. Other operating costs increased $2,143,000 for the year ended December 31, 2000 primarily due to increases in property taxes of $1,009,000 and franchise-related fees of $1,046,000.

Lodging general and administrative expenses include, among other costs, information services, legal, human resources, finance and accounting costs, sales, marketing, reservations and operations. Lodging general and administrative costs increased by approximately $11,704,000 for the year ended December 31, 2000. The increase primarily related to increases in sales expense of $2,597,000 and expenses of $7,411,000 associated with the implementation of the new property management system, certain employment related expenses, increases in franchise tax expense and certain other incremental expenses.

Healthcare Contribution

Healthcare contribution decreased $83,503,000, or 29.7%, to $197,881,000 for the year ended December 31, 2000 compared to $281,384,000 for the year ended December 31, 1999. The decrease in healthcare contribution was primarily the result of the sale of certain healthcare assets and repayment of healthcare mortgages made during the year ended 2000. Healthcare contribution was comprised of revenues of $211,293,000 for the year ended December 31, 2000 compared to $303,654,000 for the year ended December 31, 1999. Healthcare segment expenses decreased $8,858,000 for the year ended December 31, 2000 to $13,412,000 compared to $22,270,000 for the year ended December 31, 1999. The decreases in healthcare revenues and operating expenses were primarily a result of the impact on revenue of asset sales and mortgage repayments over the last year, as well as the impact of savings in rental and general and administrative expenses.

Remaining net investment in the form of mortgages outstanding to operators of 36 facilities was $222,571,000 for the year ended December 31, 2000 compared to $1,059,920,000 in the form of mortgages outstanding to operators of 151 facilities for the year ended December 31, 1999. Remaining net investment in the form of leases with operators of 163 facilities was $681,714,000 for the year ended December 31, 2000 compared to $1,090,586,000 in the form of leases with operators of 205 facilities for the year ended December 31, 1999.

Other Contribution

TeleMatrix, a provider of telephones, software and equipment for the lodging and telecommunications industry, contributed $2,425,000 for the year ended December 31, 2000 compared to a contribution of $963,000 for the year ended December 31, 1999. This contribution was comprised of revenues of $16,579,000 and expenses of $14,154,000 for the year ended December 31, 2000. TeleMatrix expenses for the year ended December 31, 2000 included operating expenses of $10,007,000 and general and administrative expenses of $4,147,000. Operations of TeleMatrix have been included in lodging revenue and expense categories of the combined and consolidated statements since consummation of the acquisition in October 1999 and are separately disclosed as "Other Contribution" in note 20 "Segment Reporting" of the combined and consolidated statements.

Interest Expense

Interest expense decreased $58,022,000 to $186,951,000 for the year ended December 31, 2000 compared to $244,973,000 for the year ended December 31, 1999. The decrease in interest expense is primarily attributable to the reduction of our total indebtedness as a result of application of substantially all net proceeds generated from various healthcare asset sales and mortgage repayments in 2000 to reduction of debt.

Depreciation and Amortization

Depreciation and amortization increased $11,154,000 to $147,007,000 for the year ended December 31, 2000 compared to $135,853,000 for the year ended December 31, 1999. The increase was primarily the result of incremental depreciation on the new lodging property management systems, hotel properties put into service during the year ended December 31, 1999, and accelerated depreciation and amortization related to the existing hotel reservation system. These increases were partially offset by a decrease in depreciation from the sale of certain healthcare assets.

Asset Sales

We realized a loss of $130,536,000 related to the sale of certain healthcare assets and mortgage repayments which yielded net proceeds of $947,973,000 for the year ended December 31, 2000. The losses relate primarily to the early repayment of mortgages by one operator who offered in August to prepay substantially all of its mortgages at a discount. In addition, we had previously recorded a loss provision for mortgages of $46,149,000 and a loss provision for assets held for sale of $63,149,000, related to asset sales and mortgage repayments completed during the year ended December 31, 2000. We realized gains on the sale of assets of $12,042,000 for the year ended December 31, 1999.

Impairment of Real Estate Assets, Mortgages and Notes Receivable

Held for sale assets are classified as such based on our management having the authority and intent of entering into commitments for sale in the following twelve months. Based on estimated net sale proceeds, we recorded an impairment on assets held for sale of $76,775,000 for the year ended December 31, 2000 compared to $48,344,000 for the year ended December 31, 1999.

Impairments on real estate assets held for use of $26,421,000 were recorded during the year ended December 31, 2000 where current facts, circumstances and analysis indicate that the assets might be impaired.

Assets related to the mortgage portfolio were reduced by an impairment of $83,633,000 for the year ended December 31, 2000 compared to $14,826,000 for the year ended December 31, 1999.

For a discussion of the factors leading to our management's decision to record impairments on real estate assets, mortgages and notes receivable, please refer to the information in this Annual Report under the heading "The La Quinta Companies, LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources—Critical Accounting Policies and Estimates."

Provision for Loss on Equity Securities

We had investments in certain equity securities as described below. The market value of those investments significantly decreased below our initial cost during the year ended December 31, 2000. In accordance with SFAS 115, companies are required to determine whether a decline in fair value of an investment accounted for as "an available for sale security" is other-than-temporary. Further guidance in SAB 5M suggests that the decline is other-than-temporary if, among other factors, the decline in market value persists for a period of over six months and the decline is in excess of 20% of cost.

As of December 31, 2000, LQ Properties held an investment of approximately 26,606,000 shares of NHP Plc, representing an ownership interest in NHP Plc of 19.99%, of which LQ Properties had voting rights with respect to 9.99%. LQ Properties recorded a loss on its equity investment in NHP Plc through December 31, 2000 of $49,445,000 to reflect an other-than-temporary decline in the fair value of this investment.

As of December 31, 2000, LQ Properties owned 1,081,000 shares of stock in BCC, a healthcare operator. The stock had a market value of $271,000 as of December 31, 2000. The difference between current market value and $1,105,000, the cost of the BCC investment, was recorded as a charge to earnings of $834,000 during 2000 because the decrease was determined to be other-than-temporary.

Other Expenses

We recorded approximately $35,737,000 in other expenses for the year ended December 31, 2000 compared to $45,814,000 in other expenses for the year ended December 31, 1999.

In June 2000, our Boards of Directors approved a plan to reduce the number of healthcare segment employees by 14 as of December 31, 2000. These reductions included four officers, primarily in the financial and legal groups, of our Needham, Massachusetts offices. For the year ended December 31, 2000, we recorded $14,451,000 (including $2,779,000 of accelerated amortization of unearned compensation for the acceleration of vesting periods on 240,000 shares of restricted stock) of other expense for severance and retention incentive compensation earned by the healthcare segment employees based on achievement of healthcare asset sale goals and compliance with specified employment terms in order to facilitate the sale of certain healthcare assets and anticipated closing of the Needham office by December 2002.

We incurred approximately $301,000 of professional fees related to the implementation of the Five Point Plan for the year ended December 31, 2000.

We recorded a charge of $3,142,000 related to accelerated amortization of debt issuance costs and certain other expenses associated with the early repayment of debt and the reduction of our 1998 Credit Facility for the year ended December 31, 2000.

We recorded $2,836,000 in expenses related to certain lodging segment employment and service agreements for the year ended December 31, 2000.

In January 2000, we executed a separation and consulting agreement with the former Chief Executive Officer, President and Treasurer of LQ Properties pursuant to which LQ Properties made a cash payment of approximately $9,460,000 (including consulting fees), converted 155,000 restricted Paired Common Shares into unrestricted Paired Common Shares (which resulted in approximately $2,461,000 of accelerated amortization of unearned compensation) and continued certain medical, dental and other benefits.

We recorded provisions and other expenses on working capital and other receivables our management considered uncollectible of approximately $5,146,000 for the year ended December 31, 2000 compared to $4,606,000 for the year ended December 31, 1999. We also recorded partially offsetting amounts of approximately $2,060,000 of bad debt recoveries for the year ended December 31, 2000 related to receivables written-off in prior years.

On May 10, 1999, we entered into a separation agreement with the former Director and Chairman of the companies and Chief Executive Officer and Treasurer of LQ Corporation. Under the terms of the separation agreement, we made severance payments totaling $25,000,000 in cash and continued certain life insurance benefits. We established a Special Committee of our Boards of Directors of LQ Properties and LQ Corporation to evaluate this executive's employment contract and determine whether such severance or other payments were appropriate. Based on the results of the evaluation and recommendation of the Special Committee, our Boards of Directors concluded that the separation agreement was in the long-term best interest of our stockholders and approved the separation agreement.

We incurred approximately $12,210,000 of non-recurring costs associated with the development and implementation of the 1998 Plan for the year ended December 31, 1999. These costs primarily relate to the early repayment and modification of certain debt, other advisory fees related to the 1998 Plan and the above mentioned separation agreement.

We recorded a charge of approximately $3,998,000 for the year ended December 31, 1999 to write-off certain internal and external software development costs related to a front desk system under development for the lodging division based on our management's decision to abandon this project.

Discontinued Operations

As part of the 1998 Plan, we sold the Santa Anita Racetrack during the fourth quarter of 1998 and sold the Cobblestone Golf Group during the first quarter of 1999. We have reflected the financial results for 1999 and 1998 of Santa Anita and Cobblestone as discontinued operations. During 1999, we adjusted the provision for loss on disposal of the Cobblestone Golf Group by recording a gain of approximately $27,452,000, which included the final working capital purchase price adjustment, cost of sale adjustments and a revision of the estimated income tax provision for the disposal. In addition, we recorded $2,961,000 in 1999 as final working capital purchase price adjustments and differences to estimated costs of sale of the Santa Anita Racetrack.

Extraordinary Item

We retired $58,496,000 of debt prior to its maturity (excluding bank related debt) and as part of certain asset sale transactions, repaid secured debt totaling $14,936,000 during the year ended December 31, 2000. As a result of these early repayments of debt, a net gain of $1,403,000 was realized and is reflected as an extraordinary item.

LQ Properties—Results of Operations

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Net loss available to common paired stockholders decreased by $91,989,000, or $0.65 per diluted common share to $198,676,000, or $1.38 per diluted common share for the year ended December 31, 2001 compared to a net loss of $290,665,000, or $2.03 per diluted common paired share for the year ended December 31, 2000.

Revenues and Expenses

Revenue decreased by $138,981,000, or 26.6%, to $383,071,000 for the year ended December 31, 2001 compared to $522,052,000 for the year ended December 31, 2000. Revenues for LQ Properties consist primarily of rent and royalties related to lodging assets and brand intangibles that LQ Corporation leases or licenses from LQ Properties as well as rent and interest received from third party operators of healthcare assets. To a lesser extent, LQ Properties' revenues also include lodging revenues generated by two majority-owned single property lodging partnerships whose results are consolidated with results of LQ Properties for financial statement purposes. The revenue decrease was primarily attributable to a decrease in rental revenue of $66,327,000 and interest revenue of $67,236,000. These decreases primarily resulted from mortgage repayments and healthcare assets sales during 2001 and 2000.

LQ Properties recorded rent from LQ Corporation of approximately $275,359,000 for the year ended December 31, 2001 compared to $278,379,000, for the year ended December 31, 2000. The decrease in rent from LQ Corporation was primarily due to the decrease in lodging revenues experienced by LQ Corporation during the year ended December 31, 2001.

LQ Properties royalty revenues from LQ Corporation decreased by $70,000 to $20,596,000 for the year ended December 31, 2001 compared to $20,666,000 for the year ended December 31, 2000.

Certain rent and royalty payments from LQ Corporation were deferred during the years ended December 31, 2001 and 2000.

Of the revenues that LQ Properties recorded from LQ Corporation, rent and royalties receivable from LQ Corporation was $175,575,000 as of December 31, 2001 compared to $63,516,000 as of December 31, 2000. LQ Properties and LQ Corporation are currently in discussions to modify the lease agreement. It is expected that LQ Corporation's rent payments to LQ Properties will be reduced in 2002, which may result in a substantial decrease in revenues of LQ Properties in 2002.

Total recurring expenses decreased by $113,153,000, or 28.7%, to $280,816,000 for the year ended December 31, 2001 compared to $393,969,000 for the year ended December 31, 2000. This decrease was primarily attributable to a decrease in interest expense of $84,517,000, due to reductions of debt outstanding by approximately $596,601,000, resulting from application of proceeds from various asset sales and mortgage repayments during 2001.

Depreciation and amortization decreased by $25,184,000, or 19.0%, to $107,099,000 for the year ended December 31, 2001 compared to $132,283,000 for the year ended December 31, 2000. The decrease in depreciation and amortization is primarily related to the sale of certain healthcare assets and classification of certain assets as held for sale.

Asset Sales

Asset Sales related to the sale of healthcare assets, equity securities, one restaurant, one office building and six hotels realized a gain for LQ Properties of $10,133,000, net of previous writedowns of $210,765,000 for the year ended December 31, 2001, compared to a loss of $131,513,000, net of previous writedowns of $109,298,000, for the year ended December 31, 2000.

Impairment of Real Estate Assets, Mortgages and Notes Receivable

Held for sale assets are classified as such based on results of our management's review of current facts and circumstances and our management having the authority and intent of entering into commitments for sale transactions that are expected to close in the following twelve months. LQ Properties recorded impairments on assets held for sale of $63,533,000 for the year ended December 31, 2001 compared to $76,775,000 for the year ended December 31, 2000.

Impairments on real estate assets held for use of $29,217,000 were recorded for the year ended December 31, 2001 compared to $26,421,000 for the year ended December 31, 2000, where current facts, circumstances and analysis indicate that the assets were potentially impaired.

Assets related to the mortgage portfolio were reduced by impairments of $22,597,000 for the year ended December 31, 2001 compared to $83,633,000 for the year ended December 31, 2000. Impairments related to the mortgage portfolio included $12,378,000 of impairments related to working capital and other notes receivables classified as fees, interest and other receivables during the year ended December 31, 2001 compared to $16,259,000 during the year ended December 31, 2000.

For a discussion of the factors leading to our management's decision to record impairments on real estate assets, mortgages and notes receivable, please refer to the information in this Annual Report under the heading "The La Quinta Companies, LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources—Critical Accounting Policies and Estimates."

Provision for Loss on Equity Securities

In January 2001, LQ Properties sold its investment in NHP Plc, a property investment group which specializes in the financing, through sale/leaseback transactions, of nursing homes located in the United Kingdom. The investment included approximately 26,606,000 shares of NHP Plc, representing an ownership interest in NHP Plc of 19.99%, of which LQ Properties had voting rights with respect to 9.99%. LQ Properties sold its investment in NHP Plc for net proceeds of $7,737,000 and recorded a charge to earnings of $22,000 for the difference in the net book value and the selling price of the stock. LQ Properties had recorded a loss on its equity investment through December 31, 2000 of $49,445,000.

As of December 31, 2001, LQ Properties owned 1,081,000 shares of stock in BCC, a healthcare operator. The stock had a market value of $152,000 and $271,000 as of December 31, 2001 and 2000, respectively. The initial cost investment was $1,105,000. During 2001, a net adjustment to accumulated other comprehensive income of $119,000 was recorded to reflect the unrealized loss on this investment. LQ Properties has recorded a loss on its equity investment through December 31, 2000 of $834,000.

Write-off of Paired Share Intangible

As a result of 1998 and 1999 federal tax legislation severely limiting our ability to acquire new real property interests and grow our franchising program, we proposed a restructuring during 2001 which would enable us to no longer be a "grandfathered" paired share REIT or "stapled" entities for federal income tax purposes. On December 20, 2001, our stockholders approved the proposed restructuring. As a result, in December 2001, LQ Properties wrote off the $141,479,000 net book value of the intangible asset related to the "grandfathered" paired share structure.

Other Expenses

LQ Properties recorded approximately $37,541,000 in other expenses for the year ended December 31, 2001 compared to $32,901,000 in other expense for the year ended December 31, 2000, as described below.

Consistent with our plan to sell substantially all of our healthcare assets and focus on our lodging business, we sold investments in healthcare properties with net book values of $651,691,000 and $1,047,653,000 during the years ended December 31, 2001 and 2000, respectively. We expect to sell the majority of the remaining investments in healthcare properties during 2002.

Accordingly, in June 2000, our Boards of Directors approved a plan to reduce the number of healthcare segment employees by 14 as of December 31, 2000. This reduction included four officers, primarily in the financial and legal groups, of our Needham, Massachusetts offices. The plan also contemplated closing the Needham, Massachusetts office by December 2002 depending on progress made toward the sale of substantially all of our healthcare assets. As a result, LQ Properties recorded other expenses related to severance and retention incentive compensation earned by the healthcare segment employees of $19,365,000 for the year ended December 31, 2001 and $14,451,000 (including $2,779,000 of accelerated amortization of unearned compensation for the acceleration of vesting periods on 240,000 shares of restricted stock) for the year ended December 31, 2000. Funding of the remaining exit costs, including accrued severance related costs, is expected to occur in 2002 as the sale of healthcare assets and closing of the Needham office ensue.

LQ Properties incurred approximately $253,000 of professional fees related to the implementation of the Five Point Plan for the year ended December 31, 2001 compared to $301,000 for the year ended December 31, 2000. In addition, LQ Properties recorded a charge related to accelerated amortization of debt issuance costs and certain other expenses associated with the early repayment of debt and the reduction of LQ Properties' revolving line of credit of $202,000 for the year ended December 31, 2001 compared to $3,142,000 for the year ended December 31, 2000.

LQ Properties recorded $6,186,000 of professional fees and other expenses incurred related to the corporate restructuring approved by its stockholders during the year ended December 31, 2001.

LQ Properties recorded provisions and other expenses on working capital and other receivables management considered uncollectible of approximately $14,713,000 for the year ended December 31, 2001 compared to $5,146,000 for the year ended December 31, 2000. LQ Properties also recorded partially offsetting amounts of bad debt recoveries related to receivables written-off in prior years of approximately $3,178,000 for the year ended December 31, 2001 compared to $2,060,000 for the year ended December 31, 2000.

In January 2000, LQ Properties executed a separation and consulting agreement with the former Chief Executive Officer, President and Treasurer of LQ Properties pursuant to which LQ Properties made a cash payment of approximately $9,460,000 (including consulting fees), converted 155,000 restricted paired shares into unrestricted paired shares (which resulted in approximately $2,461,000 of accelerated amortization of unearned compensation) and continued certain medical, dental and other benefits.

Extraordinary Item

LQ Properties retired $47,603,000 of debt at a discount prior to its maturity date for the year ended December 31, 2001. As a result of these early repayments of debt, a net gain of $935,000 was realized and is reflected as an extraordinary item.

LQ Properties retired $58,496,000 of debt prior to its maturity (excluding bank related debt) and as part of certain asset sale transactions, repaid secured debt totaling $14,936,000 for the year ended December 31, 2000. As a result of these early repayments of debt, a net gain of $1,403,000 was realized and is reflected as an extraordinary item.

Change in Accounting Principle

On January 1, 2001, LQ Properties applied the provisions of SFAS 133, which, depending on the nature of the hedge, states that if the derivative is a hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. It further states that gains or losses on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings. As of March 31, 2001, the interest rate swap was not designated as a hedging instrument and, therefore, $1,236,000 was recorded as a charge to earnings during the three months ended March 31, 2001 comprised of an increase in interest expense of approximately $2,092,000 and a partially offsetting entry to reflect the cumulative effect of a change in accounting principle (through December 31, 2000) of $856,000. On June 27, 2001, the interest rate swap was settled and $670,000 (the difference between the settlement value, $566,000, and the fair value of the interest rate swap at March 31, 2001) was charged to earnings as a result. LQ Properties had not entered into any interest rate swap agreements as of December 31, 2001.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

Net loss available to common paired stockholders was $290,665,000, or $2.03 per common share, for the year ended December 31, 2000 compared to a net income of $113,847,000, or $0.79 per common share, for the year ended December 31, 1999.

Revenues and Expenses

Revenue decreased by $86,025,000, or 14.1%, to $522,052,000 for the year ended December 31, 2000 compared to $608,077,000 for the year ended December 31, 1999. Revenues for LQ Properties consist primarily of rent and royalties related to lodging assets and brand intangibles that LQ Corporation leases or licenses from LQ Properties as well as rent and interest received from third party operators of healthcare assets. To a lesser extent, LQ Properties' revenues also include lodging revenues generated by two majority-owned single property lodging partnerships whose results are consolidated with results of LQ Properties for financial statement purposes. The revenue decrease was primarily attributable to a decrease in rental revenue from healthcare assets of $49,391,000 and interest revenue on mortgage loans of $43,008,000. This decrease primarily resulted from asset sales and mortgage repayments over the last year net of the effect of additions to real estate investments made during the same period. The revenue decrease was partially offset by the addition of revenues from the acquisition of TeleMatrix in October 1999. Revenues related to TeleMatrix consisted primarily of licensing fees of $6,134,000 for the year ended December 31, 2000.

Total recurring expenses decreased by $56,928,000, or 12.6%, to $393,969,000 for the year ended December 31, 2000 compared to $450,897,000 for the year ended December 31, 1999. This decrease was primarily attributable to a decrease in interest expense of $58,243,000 due to reductions in debt from amounts paid as a result of various asset sales and mortgage repayments during 2000.

Asset Sales

Asset sales related to the sale of certain healthcare assets and the repayment of mortgage loans realized a loss to LQ Properties of $131,513,000 for the year ended December 31, 2000, compared to gains of $12,042,000 for the year ended December 31, 1999. Provisions of $109,298,000 had previously been taken related to the asset sales completed for the year ended December 31, 2000, compared to provisions taken of $6,577,000 related to asset sales for the year ended December 31, 1999.

Impairment of Real Estate Assets, Mortgages and Notes Receivable

Held for sale assets are classified as such based on results of our management's review of current facts and circumstances and our management having the authority and intent of entering into commitments for sale transactions that are expected to close in the following twelve months. LQ Properties recorded an impairment on assets held for sale of $76,775,000 for the year ended December 31, 2000 compared to $48,344,000 for the year ended December 31, 1999 based on estimated net sale proceeds.

Impairments on real estate assets held for use of $26,421,000 were recorded for the year ended December 31, 2000 where current facts, circumstances and analysis indicate that the assets were potentially impaired. LQ Properties did not record impairments on real estate assets held for use during the year ended December 31, 1999.

Assets related to the mortgage portfolio were reduced by impairments of $83,633,000 for the year ended December 31, 2000 compared to $14,826,000 for the year ended December 31, 1999.

For a discussion of the factors leading to our management's decision to record impairments on real estate assets, mortgages and notes receivable, please refer to the information in this Annual Report under the heading "The La Quinta Companies LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources—Critical Accounting Policies and Estimates."

Provision for Loss on Equity Securities

LQ Properties had investments in certain equity securities as described below. The market value of those investments significantly decreased below our initial cost during the year ended December 31, 2000. In accordance with SFAS 115, companies are required to determine whether a decline in fair value of an investment accounted for as "an available for sale security" is other-than-temporary. Further guidance in SAB 5M suggests that the decline is other-than-temporary if, among other factors, the decline in market value persists for a period of over six months and the decline is in excess of 20% of cost.

At December 31, 2000, LQ Properties held an investment of approximately 26,606,000 shares of NHP Plc, representing an ownership interest in NHP Plc of 19.99%, of which LQ Properties had voting rights with respect to 9.99%. LQ Properties recorded a loss on its equity investment in NHP Plc through December 31, 2000 of $49,445,000 to reflect an other-than-temporary decline in the fair value of this investment.

The market value of LQ Properties' investment in BCC decreased below LQ Properties' initial cost for the year ended December 31, 2000. LQ Properties adjusted the cost basis of its investment in BCC to fair value by recording a charge to earnings of $834,000 to reflect the difference in the cost of the investment of $1,105,000 and the market value of $271,000 as of December 31, 2000.

Other Expenses

LQ Properties recorded approximately $32,901,000 in other expenses for the year ended December 31, 2000, compared to $16,138,000 in other expenses for the year ended December 31, 1999, as described below.

In January 2000, LQ Properties executed a separation and consulting agreement with the Chief Executive Officer, President and Treasurer of LQ Properties, pursuant to which LQ Properties made a cash payment of approximately $9,460,000 (including consulting fees), converted 155,000 restricted paired shares into unrestricted paired shares (which resulted in approximately $2,461,000 of accelerated amortization of unearned compensation) and continued certain medical, dental and other benefits.

In January 2000, LQ Properties announced that our corporate headquarters would be moved to Irving, Texas and that changes would be made to the management team. As a result, in June 2000, our Boards of Directors approved a plan to reduce the number of employees (including four officers) by 14 as of December 31, 2000. The reduction was primarily in the financial and legal groups of our Needham, Massachusetts's offices. LQ Properties recorded other expenses for severance related expenses incurred to terminate the employment of those employees of $14,451,000 for the year ended December 31, 2000. LQ Properties plans to further reduce the staff over the next two years with the intention of consolidating the remaining healthcare operations in Irving, Texas by December 31, 2002. As part of the plan to close the Needham office, additional severance and other payments are expected in the future.

LQ Properties recorded provisions and other expenses on receivables related to real estate assets and other receivables management considers uncollectible of approximately $5,146,000 for the year ended December 31, 2000 compared to $4,606,000 for the year ended December 31, 1999. LQ Properties recorded partially offsetting amounts of bad debt recoveries related to receivables written-off in prior years of approximately $2,060,000 for the year ended December 31, 2000.

LQ Properties recorded a charge related to the accelerated amortization of debt issuance cost and certain other expenses associated with early repayment of debt and the reduction of our 1998 Credit Facility of approximately $3,142,000 for the year ended December 31, 2000.

LQ Properties incurred approximately $301,000 of professional fees related to implementation of the Five Point Plan for the year ended December 31, 2000.

Other expenses included $4,907,000 related to the write-off of capitalized debt costs and $1,119,000 of breakage fees associated with repayment of debt and related terminations of swap contracts for the year ended December 31, 1999. Other expenses also included approximately $5,506,000 in professional and advisory fees incurred related to the 1998 Plan for the year ended December 31, 1999.

Extraordinary Item

LQ Properties retired $58,496,000 of debt prior to its maturity (excluding bank related debt) and as part of certain asset sale transactions repaid secured debt totaling $14,936,000 for year ended December 31, 2000. As a result of these early repayments of debt, a net gain of $1,403,000 was realized and is reflected as an extraordinary item.

LQ Corporation—Results of Operations

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Net loss available to common paired stockholders increased by $40,193,000, or $0.28 per common share, to $101,684,000, or $0.71 per common share, for the year ended December 31, 2001 compared to $61,491,000, or $0.43 per common share, for the year ended December 31, 2000. The net loss per common share amount increased primarily due to the write-off of the paired share intangible during 2001. The net loss per common share amount also increased due to a decrease in total revenue for the year ended December 31, 2001, partially offset by a decrease in operating expenses when compared to the year ended December 31, 2000.

Revenues and Expenses

Lodging revenues decreased by $28,449,000, or 4.8%, to $565,003,000 for the year ended December 31, 2001 compared to $593,452,000 for the year ended December 31, 2000. Lodging revenues include revenues from room rentals and other revenue sources from company-owned hotels, such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. In addition, lodging revenues include franchise fees charged to franchisees for operating under the La Quinta® brand name and using our hotel designs, operating systems and procedures. LQ Corporation also includes revenue related to TeleMatrix in lodging revenues. Approximately $529,954,000, or 93.8%, of lodging revenues were derived from room rentals. Consequently, the decrease in lodging revenues was primarily due to a decrease in room revenues. Room revenue is dictated by demand, measured as occupancy percentage, pricing, measured as average daily rate or "ADR," and the level of available room inventory. Room revenues decreased during the year ended December 31, 2001 compared to the year ended December 31, 2000 due to several factors, including:

- Decreases in demand resulting from a slowing national economy and from the impact of the terrorist attacks on the United States on September 11, 2001. Additionally, business and leisure travel slowed considerably during the last half of 2001 as companies reduced corporate travel and leisure travelers cancelled or delayed trips. This reduced demand was reflected in the decrease in our occupancy percentage by 1.2 percentage points to 62.2% for the year ended December 31, 2001 compared to 63.4% for the year ended December 31, 2000. We expect the reduction in business and leisure travel, and the resulting reduction in our occupancy percentage, to continue throughout the first half of 2002.
- Declines in the percentage of full rate customers and reductions in rates in response to decreased demand. The effect of reduced demand on ADR was partially offset by travelers who re-examined their lodging needs and decided to stay at limited service hotels rather than a full-service hotels. Additionally, some travelers chose to travel by car rather than by airplane which benefited our "drive-to" markets. Our ADR decreased $1.64, or 2.6%, to $60.98 for the year ended December 31, 2001 compared to $62.62 for the year ended December 31, 2000.
- Sales of hotel properties during 2001 caused decreases in room revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000. Available room inventory decreased by 214,000 room-nights due to the sale of six hotels in 2001. The impact of room revenues during the year ended December 31, 2001 due to hotels sold in 2001 was $1,343,000.

RevPAR, which is the product of ADR and RevPAR, decreased $1.78, or 4.5%, to $37.95 for the year ended December 31, 2001 compared to $39.73 for the year ended December 31, 2000.

Direct lodging operating costs decreased by $13,800,000, or 5.0%, to $260,150,000 for the year ended December 31, 2001 compared to $273,950,000 for the year ended December 31, 2000. Direct operating costs include costs directly associated with the operation of the hotels such as direct labor, utilities and hotel supplies. Direct operating costs decreased primarily due to the impact of cost control measures resulting in a reduction in salaries expense, supplies expense and other inn expense. Labor costs decreased by $8,637,000, or 6.5%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. The reductions in direct operating expenses were partially offset by rising energy costs of $4,001,000 for the year ended December 31, 2001. Bad debt expense and credit card processing costs decreased to $4,084,000 for the year ended December 31, 2001, primarily because of system enhancements, increased collection efforts and renegotiated credit card processing terms.

Other lodging operating costs increased by $3,252,000 to $33,373,000 for the year ended December 31, 2001 compared to $30,121,000 for the year ended December 31, 2000. Other operating costs for the lodging segment include costs such as property taxes, insurance, and certain franchise related fees charged to inn operations. Other operating costs increased primarily because of increases in insurance costs of approximately $948,000 and franchise-related fees of approximately $2,040,000. The events of September 11th are expected to further negatively impact the company's ability to obtain, and the cost of, insurance coverage.

The rent paid by LQ Corporation to LQ Properties decreased by approximately $3,020,000 for the year ended December 31, 2001 partly due to contingent rent reductions impacted by LQ Corporation's reduced revenues for the year ended December 31, 2001. LQ Corporation and LQ Properties are currently in discussions to modify the lease agreement. It is expected that LQ Corporation's rent payments to LQ Properties will be reduced in 2002 which may substantially decrease LQ Corporation's operating expenses.

General and administrative costs decreased by approximately $848,000 to $32,589,000 for the year ended December 31, 2001 compared to $33,437,000 for the year ended December 31, 2000. Lodging general and administrative expenses include, among other costs, information services, legal, finance and accounting costs, sales, marketing, reservations, human resources and operations. The decrease was primarily related to savings in reservations overhead, reduction of human resources costs, reduction of expense resulting from realignment in operations departments, and the elimination of costs related to certain employment agreements entered into during 2000. The savings in lodging general and administrative expenses were partially offset by increased information systems costs of $6,336,000 in 2001. Management plans to continue allocation of resources to information systems needs in 2002 and therefore expects that information systems costs will continue to increase in 2002. Certain administrative, legal, accounting and tax expenses are allocated to the healthcare segment that benefit the healthcare operations or are related to public company expense in order to maintain a presentation that is consistent with historical segment information. A portion of these allocated expenses will continue to be incurred once the disposition of the healthcare assets is complete. These allocations amounted to $2,792,000 for the year ended December 31, 2001.

Write-off of Paired Share Intangible

As a result of 1998 and 1999 federal tax legislation severely limiting our ability to acquire new real property interests and grow our franchising program, we proposed a restructuring during 2001 which would enable us to no longer be considered a "grandfathered" paired share REIT or "stapled" entities for federal income tax purposes. On December 20, 2001, our stockholders approved the proposed restructuring. As a result, in December 2001, LQ Corporation wrote off the $27,942,000 net book value of the intangible asset related to the "grandfathered" paired share structure.

Other Expenses

LQ Corporation recorded approximately $4,955,000 in other expenses for the year ended December 31, 2001 compared to $2,836,000 for the year ended December 31, 2000, as described below.

In October 2001, LQ Corporation entered into separation agreements with the former Senior Vice President and General Counsel and the Senior Vice President-Human Resources. In December 2001, LQ Corporation took steps to reduce lodging operating costs in response to difficult economic conditions. These steps included eliminating approximately 60 positions from the lodging corporate structure. As a result, LQ Corporation recorded $3,085,000 of expenses related to severance and retention compensation for the year ended December 31, 2001. As part of this cost reduction review, we incurred approximately $697,000 of professional and other expenses in connection with identification of recurring costs savings initiatives and improvement of policies and procedures. LQ Corporation recorded $2,836,000 in expenses related to certain lodging segment severance agreements for the year ended December 31, 2000.

In December 2000, LQ Corporation terminated the Retirement Plan. Pending receipt of a final determination letter from the Internal Revenue Service, we expect to distribute the Retirement Plan assets to the participants in 2002. LQ Corporation recorded $1,173,000 of expense related to the Retirement Plan for the year ended December 31, 2001. The final amount of this distribution and obligation may vary from amounts estimated due to the impact of changes in interest rates over the time period through the date that LQ Corporation receives the final determination letter from the Internal Revenue Service. We may incur additional expenses upon distribution of up to $2,000,000 based on actuarial estimates to date.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

Net loss available to common paired stockholders increased by $21,186,000, or $0.15 per common share, to $61,491,000, or $0.43 per common share, for the year ended December 31, 2000 compared to $40,305,000, or $0.28 per common share, for the year ended December 31, 1999. The loss per common share amount increased primarily as a result of the increase in operating expenses incurred for the year ended December 31, 2000 compared to the year ended December 31, 1999.

Revenues and Expenses

Lodging revenues increased $2,340,000 to $593,452,000 for the year ended December 31, 2000 compared to $591,112,000 for the year ended December 31, 1999. Approximately $558,427,000, or 94.1%, of lodging revenues were derived from room rentals. The lodging revenue increase due to the addition of revenues from the acquisition of TeleMatrix in October 1999 was partially offset by a $9,707,000 decrease in hotel revenues. Revenue related to TeleMatrix was $16,579,000 for the year ended December 31, 2000 compared to $4,532,000 in the three-month post-acquisition period ended December 31, 1999. The decrease in hotel revenues was primarily due to a decrease in room revenues. Room revenue is dictated by demand, measured as occupancy percentage, pricing, measured as average daily rate or "ADR," and the level of available room inventory. Room revenues decreased during the year ended December 31, 2000 compared to the year ended December 31, 1999 due to several factors, including:

- supply of available rooms increased greater than demand in La Quinta's region and in the mid-scale segment of the lodging industry;
- management decisions made in 1999 related to pricing, the centralization of senior field operations personnel and the relocation of the lodging segment headquarters to Irving, Texas from San Antonio;
- disruptive impact of the new property management system; and
- vacancies in several senior management positions during the first half of 2000.

As a result of the above factors, our occupancy percentage decreased 3.2 percentage points to 63.4% for the year ended December 31, 2000 compared to 66.6% for the year ended December 31, 1999. ADR increased $1.60, or 2.6%, to $62.62 for the year ended December 31, 2000 compared to $61.02 for the year ended December 31, 1999. RevPAR, which is the product of ADR and occupancy, decreased $0.91, or 2.2%, to $39.73 for the year ended December 31, 2000 compared to $40.64 for the year ended December 31, 1999.

Total recurring expenses increased $59,471,000, or 10.0%, to $653,165,000 for the year ended December 31, 2000 compared to $593,694,000 for the year ended December 31, 1999. Hotel operating expenses and general and administrative expenses increased primarily because of increases in salary and wage rates and related benefits, expenses associated with implementation of the new property management system, increased sales expenses, increased hotel repair and maintenance expenses, expenses associated with the realignment of field operations personnel, an increase in bad debt expense, employment related expenses, the relocation of its headquarters from San Antonio, Texas to Irving, Texas and an increase in franchise taxes and certain other incremental expenses. The increase in hotel operating expenses also includes an increase of $7,443,000 in the operating costs incurred related to the operations of TeleMatrix to $10,007,000 for the year ended December 31, 2000 compared to $2,564,000 for the year ended December 31, 1999. The increase was primarily related to the acquisition of TeleMatrix in October 1999. Additional general and administrative expenses incurred were $3,142,000 for the year ended December 31, 2000 due to the acquisition of TeleMatrix in the fourth quarter of 1999. Hotel operating and general and administrative expenses include costs associated with operations such as salaries, wages, utilities, repair and maintenance, credit card discounts and room supplies as well as corporate expenses, such as the costs of general management, training and field supervision of hotel managers and other sales, marketing and administrative expenses.

Depreciation and amortization increased $7,513,000, or 104.2%, to $14,724,000 for the year ended December 31, 2000 compared to $7,211,000 for the year ended December 31, 1999. The increase in depreciation and amortization expense was primarily due to the depreciation associated with the new property management system, the write-off of the costs of certain internally developed software and depreciation associated with TeleMatrix operations.

Other Expenses

LQ Corporation recorded approximately $2,836,000 in other expenses for the year ended December 31, 2000 compared to $29,676,000 for the year ended December 31, 1999, as described below.

LQ Corporation recorded $2,836,000 in expenses related to certain lodging segment employment and severance agreements for the year ended December 31, 2000.

LQ Corporation recorded other expenses of approximately $29,676,000 related to a separation agreement with the former Director and Chairman of the companies and Chief Executive Officer and Treasurer of LQ Corporation, certain advisory fees related to this separation agreement and a charge related to the abandonment of an information system under development within our lodging division for the year ended December 31, 1999.

The La Quinta Companies, LQ Properties and LQ Corporation—Combined Liquidity and Capital Resources

Overview

We had approximately $340 million of liquidity, which was composed of $137 million of cash and $203 million of unused capacity under our $225 million revolving credit facility as of December 31, 2001 after giving effect to approximately $22 million of letters of credit issued under our credit facility as required under certain insurance arrangements. In addition, we had $297 million in net book value, after impairment adjustments, of healthcare and lodging assets held for sale and healthcare real estate mortgages and notes receivable as of December 31, 2001. We currently expect to sell a significant portion of these healthcare and lodging assets during 2002. Our cash and available credit, combined with the expected net proceeds from assets held for sale, should be available to reduce our debt and reinvest in our lodging business during 2002. We have $35 million of debt maturing in 2002 and $304 million in 2003.

We earn revenue by (i) owning and operating 220 La Quinta Inns® and 72 La Quinta Inn & Suites® as well as licensing the use of our brand in return for license and other fees under our franchise program; (ii) leasing 64 healthcare facilities under long-term triple net leases in which the rental rate is generally fixed with annual escalators; and (iii) providing mortgage financing for eight healthcare facilities in which the interest is generally fixed with annual escalators subject to certain conditions. Approximately $145,020,000 of our debt obligations are floating rate obligations in which interest payments vary with the movements in the London Interbank Offered Rate ("LIBOR"). The general fixed nature of our assets and the variable nature of a portion of our debt obligations creates interest rate risk. If interest rates were to rise significantly, our interest payments would increase, resulting in decreases in our net income.

In addition to the $22 million of letters of credit mentioned above, we have also issued a letter of credit in the amount of $4.8 million in January 2002 to guarantee the payment of interest and principal on industrial revenue bonds, which are the obligation of an unrelated third party. The guarantee of the bonds was a condition of the sale of a healthcare asset by us to the third party in September 1995. The 1995 letter of credit originally backing the bonds was drawn on in June 2001 to repurchase the bonds due to the refinancing of our prior credit facility in June 2001. Therefore, as of December 31, 2001, we had recognized our funding of the draw on the letter of credit and recorded a receivable from the third party. In January 2002, the third party remarketed the bonds and repaid us. As a result, we were required to issue a $4.8 million letter of credit.

Prior to our restructuring, LQ Corporation did not have independent access to financing and is, therefore, a co-borrower on LQ Properties' bank debt. As a result, a combined liquidity and capital resources discussion is presented because a stand-alone presentation for LQ Corporation would not be meaningful.

Cash Flows From Operating Activities

Our principal source of cash used to fund future operating expenses will be generated from cash flows provided by operating activities and, historically in the case of LQ Corporation, the deferral of rent and royalties payable to LQ Properties. LQ Corporation has generated losses from operations from 1997 through 2001 of $218,690,000, primarily related to rent and royalties paid to LQ Properties. As of December 31, 2001, LQ Corporation had deferred rent and royalty payments of $175,575,000. As a result, LQ Corporation is currently renegotiating the lease agreements with LQ Properties in order to obtain more favorable terms and, consequently, generate operating income in future periods.

We anticipate that cash flow provided by operating activities will provide the necessary funds on a short and long-term basis to meet operating cash requirements. Our future interest expense and distribution payments, if any, will also be funded with cash flow provided by operating activities. The sale of assets, the economic decline and the events of September 11th have had a negative impact upon our operating cash flows. We expect the negative impact to continue through the first half of 2002.

Cash Flows From Investing and Financing Activities

As of December 31, 2001, our gross real estate investments totaled approximately $3,051,403,000 consisting of 292 hotel facilities in service, three long-term care and other healthcare facilities, 66 assisted living facilities and 3 medical office buildings. During 2001, we spent $92,721,000 on capital improvements and renovations to existing hotels, construction and corporate expenditures. We currently expect to spend approximately $120,000,000 for capital expenditures during 2002. In addition, we may consider providing financial assistance under certain multiple unit franchise agreements for use in conversion of their hotels to La Quinta standards.

We provide funding for new investments through a combination of long-term and short-term financing including both debt and equity. We also provide funding for new investments through internally generated cash flow and the sale of healthcare and select lodging related assets. As part of the Five Point Plan, we plan to sell additional healthcare related assets to meet our debt commitments and to provide additional liquidity. We may obtain long-term financing through the issuance of equity securities, long-term secured or unsecured notes, convertible debentures and the assumption of mortgage notes. We may obtain short-term financing through the use of our bank line of credit, which may be replaced with long-term financing as appropriate. From time to time, we may utilize interest rate swaps to attempt to hedge interest rate volatility.

LQ Properties entered into a $2,250,000,000 credit facility in July 1998. This 1998 credit facility (the "1998 Credit Facility") provided for borrowings in four separate tranches which were paid off as follows:

- Tranche A—$1,000,000,000 revolving loan; maturing July 17, 2001, fully repaid in April 2001 with proceeds from the sale of healthcare assets;
- Tranche B—$500,000,000 term loan; maturing April 17, 1999; repaid in two $250,000,000 payments on January 8, 1999 and April 8, 1999;
- Tranche C—$250,000,000 term loan; maturing January 17, 2000; repaid December 24, 1999; and
- Tranche D—$500,000,000 term loan; maturing July 17, 2001; repaid $100,000,000 in 2000 and the remaining $400,000,000 repaid in 2001 with proceeds from the sale of certain healthcare assets and proceeds drawn on the 2001 Credit Facility (as defined below).

On June 8, 2001, we entered into a new credit agreement with a bank group that replaced the 1998 Credit Facility with a new $350,000,000 credit facility (the "2001 Credit Facility"). The 2001 Credit Facility, which was subsequently increased as described below consisted of a:

- $200,000,000 revolving line of credit; and
- $150,000,000 term loan.

Borrowings under the term loan bear interest at LIBOR plus 3.5% (approximately 5.4% at December 31, 2001). As of December 31, 2001, there was approximately $145,000,000 of borrowings under the term loan. The 2001 Credit Facility matures on May 31, 2003 and may be extended under certain conditions at our option. The 2001 Credit Facility is secured by a pledge of stock of our subsidiaries and by promissory notes and contains a subjective acceleration clause contingent upon a material adverse effect on us. We immediately used proceeds from the 2001 Credit Facility to pay off term debt maturing on July 17, 2001 of approximately $43,800,000 under the 1998 Credit Facility. Borrowings under the revolving line of credit currently bear interest at LIBOR plus 3.25% and is set based upon our leverage. As of December 31, 2001, there were no borrowings under the revolving line of credit.

On July 31, 2001, the revolving line of credit under the 2001 Credit Facility was increased from $200,000,000 to $225,000,000, increasing the total size of our 2001 Credit Facility from $350,000,000 to $375,000,000.

The 2001 Credit Facility contains several financial covenants including:

- minimum lodging EBITDA (earnings before interest, taxes, depreciation and amortization);
- net debt to total EBITDA ratio;
- interest coverage ratio;
- fixed charge ratio;
- net debt to total capitalization ratio; and
- consolidated tangible net worth minimum.

As a result of the recent economic downturn and terrorist attacks which have had an adverse effect on the lodging business, there is a possibility that we will not meet one or more of these covenants beginning with the trailing four-quarter period ending March 31, 2002, particularly the minimum lodging EBITDA covenant, which increases from $190 million to $200 million. We have had preliminary discussions with our lead banks regarding the possibility of amending the 2001 Credit Facility. However, we can make no assurances that such an amendment will be obtained should it be needed. In addition to the financial covenants, the 2001 Credit Facility also includes limitations on capital expenditures, asset sales, secured debt, certain investments, common stock dividends, and debt and share repurchases.

The following is a summary of our future debt maturities as of December 31, 2001:

Year	Notes Payable	Bank Notes	Bonds and Mortgages	Total
2002	$ 24	$ 10	$ 1	$ 35
2003	169(1)	135	—	304
2004	250(2)	—	1	251
2005	116	—	—	116
2006	20	—	—	20
2007 and thereafter	267	—	7	274
Total debt	$846	$145	$ 9	$1,000

(1) Assumes $141 million of notes due in 2026 are put to the companies.
(2) Assumes $150 million of notes due in 2011 are put to the companies.

We had stockholders' equity of $2,024,563,000 and debt constituted 30.0% of our total capitalization as of December 31, 2001. LQ Properties had stockholders' equity of $2,168,017,000 and LQ Corporation had a stockholders' deficit of $105,622,000 as of December 31, 2001.

In conjunction with our Boards of Directors' decision to seek stockholder approval of our restructuring, our Boards of Directors approved a $20 million share repurchase program to allow us to repurchase common and preferred stock in the open market or in privately negotiated transactions. As of December 31, 2001, we had not repurchased any of our equity securities under the program.

We believe that our various sources of capital, including cash on hand, operating cash flows from both LQ Properties and LQ Corporation, and proceeds from the sale of certain healthcare and lodging assets are adequate to finance our operations as well as our existing commitments, including 2002 capital expenditures and repayment of debt maturing during 2002. Our 2002 and early 2003 capital expenditures will include approximately $65,000,000 which we expect to spend to complete our Gold Medal® Lite renovation project. We have significant debt maturing in 2003. As a result, we will likely need to raise capital, through one or more of the methods described above, in order to satisfy these debt maturities.

Future Healthcare Asset Sales

Although we intend to continue to sell healthcare assets, our efforts, and the success of these efforts, will be impacted by many factors, some of which are outside of our control. The factors impacting the sale of the healthcare assets include the:

- nature of the assets being sold (including the condition, financial or otherwise, of the operators of such assets);
- overall condition of the healthcare real estate market at the time of any such sale;
- nature of the consideration delivered by any purchaser of such assets; and
- presence of other similar healthcare properties for sale on the market at the time of any such sale (including the effect that the presence of such other properties could have on the prices that can be obtained in such sales and the availability of financing for prospective purchasers of such assets).

We have included additional factors that could impact our efforts and the success of those efforts in selling healthcare assets in our Joint Annual Report on Form 10-K) for the year ended December 31, 2001 under the heading "Certain Factors You Should Consider About Our Companies, Our Businesses And Our Securities."

The above-described factors (including specifically those set forth in our Joint Annual Report on Form 10-K) will impact the amount of the consideration to be received in connection with the sale of any such assets, which will impact the amount of debt obligations that may be repaid in connection with such sales, the amount of capital available for redeployment in the lodging business, as well as the gain or loss that will be recognized by LQ Properties in connection with such sale. Further, to the extent LQ Properties enters into agreements to sell assets at sales prices less than the carrying value of such assets on LQ Properties' balance sheet (after giving effect to prior adjustments to such carrying value), LQ Properties will recognize losses related to such sales, some of which may be substantial as a result of the above-described transactions, at the time that such agreements are entered into, rather than at the time such sales are actually consummated. Accordingly, we cannot guarantee that our efforts to sell the remaining healthcare and select lodging assets and pay down additional debt or reinvest the proceeds in the lodging business will be successful.

Effects of Certain Events on Lodging Demand

The terrorist attacks on September 11, 2001 have negatively impacted general economic, market and political conditions. The terrorist attacks, compounded with the slowing national economy, have resulted in substantially reduced demand for lodging for both business and leisure travelers across all lodging segments. Following the terrorist attacks, we experienced significant decreases in occupancy, compared to the comparable period last year. Although we continually and actively manage the operating costs of our hotels in order to respond to changes in the demand at our lodging properties, we must also continue to provide the level of service that our guests expect. We cannot currently project the precise impact on us of the terrorist attacks and their aftermath, the future responses to these attacks or any other related hostilities or timing of any improvements in the general economy. However, we currently do expect that diminished business and consumer confidence, and the attendant decrease in lodging demand from both the slow economy and terrorist attacks, will result in significant declines in RevPAR and EBITDA through at least the first half of 2002.

Information Regarding Operators of Healthcare Assets

As of December 31, 2001, our healthcare portfolio comprised approximately 11.9% of the net book value of our total real estate investments before impairments. Alterra Healthcare Corporation and Balanced Care Corporation currently operate approximately 7.0% of the total real estate investments, or 59.1% of the healthcare portfolio before impairments. A schedule of significant healthcare operators follows:

Portfolio by Operator

(In thousands, except number of properties and percentages)	Gross Investment	Net Book Value[(a)]	# of Operating Properties	% of Portfolio	Mortgages	# of Properties	#of Leases	# of Leases
Lodging Portfolio:								
Hotel[(b)]	$2,708,995	$2,345,314	292					
Healthcare Portfolio:								
Alterra	151,106	136,371	49	42%	$ —	—	$136,371	49
Balanced Care Corporation	56,383	55,279	12	17%	—	—	55,279	12
Other non-public operators	45,520	45,520	3	14%	45,520	3	—	—
Other public operators	27,895	25,554	3	8%	—	—	25,554	3
CareMatrix Corporation	35,292	35,292	3	11%	35,292	3	—	—
Life Care Centers of America, Inc.	26,212	26,212	2	8%	26,212	2	—	—
	342,408	324,228	72	100%	107,024	8	217,204	64
Impairment	—	(88,369)	—		(24,171)		(64,198)	
	342,408	235,859	72		$ 82,853		$153,006	
Total Real Estate Portfolio	$3,051,403	$2,581,173	364					

(a) Net book value shown above includes non-operating properties and undeveloped land.
(b) The lodging portfolio net book value is net of the impairment balance of $54,855,000.

Entities in the assisted living sector of the healthcare industry operate approximately 8.8% of the net book value of our total real estate investments, or approximately 74.1% of the healthcare portfolio before impairment.

LQ Properties monitors credit risk for its healthcare portfolio by evaluating a combination of publicly available financial information, information provided by the operators themselves and information otherwise available to LQ Properties. The financial condition and ability of these healthcare operators to meet their rental and other obligations will, among other things, have an impact on LQ Properties' revenues, net income (loss), its ability to make distributions to its stockholders and its ability to meet debt obligations.

Operators of assisted living facilities are experiencing longer fill-up periods and are being impacted by concerns regarding the potential of over-building, increased regulation and the use of certain accounting practices. Accordingly, many of these operators have announced decreased earnings or anticipated earnings shortfalls and have experienced a significant decline in their stock prices. These factors have had a detrimental impact on the liquidity of some assisted living operators, which has slowed their growth plans and may have a negative effect on their operating cash flows and ability to pay contractual rent or interest obligations to LQ Properties.

Operators in Bankruptcy

As of December 31, 2001, we had exposure to CareMatrix Corporation ("CareMatrix"), an operator, who filed for bankruptcy protection under Chapter 11 on November 11, 2000. As of December 31, 2001, the net assets related to mortgage financing of the three healthcare facilities operated by CareMatrix had a net book value before impairment of $35,292,000. Interest income of $3,431,000 was recorded on a cash basis during the year ended December 31, 2001.

We continue to monitor CareMatrix and have not come to a definitive agreement with them. Our management has initiated various actions to protect our interests under our mortgages, including the draw down and renegotiation of certain escrow accounts and agreements. While the earnings capacity of certain facilities has been reduced and the reductions may extend to future periods, we believe that we have recorded appropriate impairment provisions based on our assessment of current circumstances. However, upon changes in circumstances, including but not limited to possible foreclosure, there can be no assurance that our investments in these healthcare facilities would not be written down below current carrying value based upon estimates of fair value at such time.

Critical Accounting Policies and Estimates

Our combined consolidated financial statements and separate financial statements of LQ Properties and LQ Corporation have been prepared in conformity with GAAP which require our management to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. Our management evaluates estimates used in preparation of its financial statements on a continual basis, including estimates related to the following:

Carrying Amount and Classification of Lodging Real Estate Assets, Potential Impairment and Recognition of Sales

We evaluate the carrying value and classification of all owned lodging assets on an ongoing basis. The evaluation process includes a review of current facts and circumstances such as guest satisfaction scores, profitability, changing market conditions and condition of the property. As a result of this evaluation process, we identify properties we intend to sell and properties we intend to hold for use.

With respect to properties we intend to sell, our management begins to initiate marketing efforts upon obtaining authority to sell the property. The properties that we expect to sell within twelve months are reclassified as assets held for sale and depreciation of the asset ceases upon this reclassification. We record impairment charges on these properties when the estimated fair value less costs to sell is less than the carrying amount of the property. These assets are then monitored through the date of sale for potential adjustment based on the offers that we are willing to take under serious consideration and our continued review of facts and circumstances.

For the assets that may take longer than one year to sell or for those assets we intend to hold and use, we estimate when the assets may be sold or otherwise disposed of. We apply a probability-weighted cash flow estimation approach to recovery of the carrying amount of each lodging asset held for use to determine if the undiscounted net cash flows exceed the carrying amount of the property. If this test results in a loss, we then calculate an impairment loss on the lodging asset held for use by determining the excess of the property's carrying amount over our estimate of fair market value of the asset. The fair value of those assets becomes the new cost basis and is depreciated over the remaining useful life of the asset.

As we sell the related assets, contracts are reviewed to determine if:

- a sale has been consummated;
- a complete transfer of risks and rewards has occurred; and
- any contingencies or obligations on our part continue to exist.

As of December 31, 2001, we had 273 lodging properties classified as held for use with a net book value of $2,292,690,000 and a related impairment balance of $8,683,000 and 19 lodging properties classified as held for sale with a net book value of $107,479,000 and a related impairment balance of $46,172,000.

Carrying Amount and Classification of Health Care Real Estate Assets, Potential Impairment and Recognition of Sales

As of December 31, 2001, all of our sale/leaseback healthcare assets are classified as held for sale because we expect to sell these assets within the next twelve months. Therefore, these assets are carried at the lesser of "fair value less costs to sell" or net book value of the asset. We monitor the carrying amount of these assets on a continual basis through the date of sale for potential adjustment based on the offers that we are willing to take under serious consideration and our continued review of facts and circumstances.

Our mortgage healthcare assets also are adjusted for impairment when current information and events indicate that we will be unable to collect all principal and interest due on the mortgage in accordance with the contractual terms. The amount of impairment recognized is based on an analysis of either the fair value less costs to sell of the underlying property collateralizing the loan or offers that we may seriously be considering.

As we sell the related assets, contracts are reviewed to determine if:

- a sale has been consummated;
- a complete transfer of risks and rewards has occurred; and
- any contingencies or obligations on our part continue to exist.

As of December 31, 2001, we had healthcare related sale/leaseback assets with a net book value of $217,204,000 with a related impairment balance of $64,198,000 and mortgages receivable of $107,024,000 with a related impairment balance of $24,171,000.

Goodwill

As of December 31, 2001, our balance sheet included goodwill assets totaling approximately $266,957,000 related to two of our reporting units; the lodging unit and the telecommunications unit. In preparation for implementation of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," we determined:

- what our reporting units are; and
- what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units.

We completed an initial analysis of the fair value of these components of goodwill and anticipate an impairment loss of approximately $258,977,000 upon implementation of SFAS 142 on January 1, 2002, which will be reported as a cumulative change in accounting principle (as more fully described below under the heading "Newly Issued Accounting Standards"). As a result, we also anticipate a decrease in annual amortization of goodwill and a corresponding annual increase to net income of $16,471,000 related to the adoption of SFAS 142.

In addition, we previously included an intangible asset related to our previous "grandfathered" paired share structure in goodwill. In December 2001, we evaluated the future net cash flows of the tax benefits due to the reversal of the "grandfathered" paired share tax treatment in connection with our restructuring. Based on our analysis, we estimated that the intangible's fair value was zero and wrote off the remaining unamortized balance of $169,421,000.

Intangible Assets

As of December 31, 2001, our balance sheet included two intangible assets totaling approximately $81,703,000 related to our lodging brands, La Quinta Inns® and La Quinta Inn & Suites®, and a five-year non-compete agreement. We recently completed a reevaluation of the fair value of both intangibles in conjunction with our restructuring and in preparation for implementation of SFAS 142 (as more fully described below under the heading "Newly Issued Accounting Standards") whereby we determined that there was no indication of impairment. We are in the process of reevaluating the useful life of our lodging brand intangibles and have determined that the useful life of the five-year non-compete intangible is appropriate. We will implement the provisions of SFAS 142 on January 1, 2002 and do not anticipate a material impact on the results of our operations as it relates to these intangible assets.

Carrying Value of Trade and Other Receivables and Related Bad Debt Allowance and Expense

As of December 31, 2001, we had approximately $14,211,000 in trade receivables with a related bad debt allowance of $2,535,000. We continually review the aging of our trade receivables and provide a bad debt reserve for all balances over 90 days old. We also consider other facts and circumstances (such as impending bankruptcy of our customers, credit history, etc.) in determining whether additional trade receivable amounts should be reserved as uncollectible.

We record other receivables net of any applicable discount based on original terms and subsequently adjust for impairment, as appropriate, when, based on current information and events our management determines that it is probable that we will be unable to collect all principal and interest due on the receivable in accordance with contractual terms. Upon determination that a receivable is impaired, the amount of impairment loss is recognized as a valuation allowance based upon an analysis of the net realizable value of the underlying collateral.

Income Taxes

LQ Properties has elected to be treated as a REIT for federal income tax purposes and believes that it has met all the requirements for qualification. Accordingly, no income tax provision is recognized for LQ Properties except for certain transactions resulting in recognition of capital gains and for taxable REIT subsidiaries. LQ Properties is liable for state franchise taxes based on net worth in several jurisdictions and has accounted for such taxes on an accrual basis.

As of December 31, 2001, LQ Properties had NOLs of approximately $125 million, which it can utilize to reduce amounts otherwise required to be distributed as dividends to its stockholders in order to maintain its REIT status. If LQ Properties utilizes its NOLs for that purpose and if the Internal Revenue Service subsequently reduces the amount of these NOLs, LQ Properties could be required to pay a deficiency dividend to maintain its REIT status. As of December 31, 2001, LQ Properties has not utilized NOLs to offset amounts otherwise distributable to its stockholders. Also, LQ Properties may be liable for federal alternative minimum tax, or AMT, for years in which it utilizes its regular tax loss carryovers. Any such amounts paid will be reflected as a current expense for the year paid. This expense will be offset by a net deferred tax asset to the extent LQ Properties believes the AMT will be utilized as a credit against LQ Properties' regular tax liability, if any, in subsequent years.

LQ Corporation's income tax expense or benefit is based on current taxable earnings before income taxes. Deferred income taxes reflect the temporary differences between assets recognized for financial reporting and such amounts recognized for tax purposes, which require recognition of deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

As of December 31, 2001, LQ Corporation had NOLs of approximately $215 million. Accordingly, although it will report federal income tax expense going forward, until the NOLs are fully utilized, cash taxes paid will be limited to state franchise taxes based on net worth, state income taxes for those jurisdictions that do not follow the federal rules for utilization of NOLs and AMT. Any AMT paid will be available as a credit in subsequent years to offset the excess of LQ Corporation's regular tax liability over its AMT liability calculated for those years.

As of December 31, 2001, LQ Corporation had net deferred tax assets before applicable valuation allowances of approximately $96 million. For taxable years ending on or before December 31, 2001, LQ Corporation recorded valuation allowances for its net deferred tax assets, as it did not anticipate recognizing the benefit of those assets within the former paired share structure. Beginning with the first quarter of 2002, our restructuring should enable us to recognize the benefit of our deferred tax assets that will no longer be offset by valuation allowances.

General Liability, Auto Liability and Workers' Compensation Reserves

We maintain a paid loss retrospective deductible insurance plan for commercial general liability ("GL"), automobile liability ("AL") and workers' compensation ("WC") loss exposures related to our lodging operations. The primary loss deductible retention limit is currently established at $500,000 per occurrence for GL and WC and $250,000 per occurrence for AL. The insurance carrier initially pays all losses falling within the insurance coverage and amounts within the deductible limit are then billed to us retrospectively on a monthly basis.

We perform formal reviews of estimates of the ultimate liability for losses and associated expenses within the deductible retention on a bi-annual basis. The estimates are based upon a third party actuarial analysis and projection of actual historical development trends of loss frequency, severity and incurred but not reported ("IBNR") claims as well as traditional issues that affect loss cost such as medical and statutory benefit inflation. In addition, the actuarial analysis compares our trends against general insurance industry development trends to develop an estimate of ultimate costs within the deductible retention. Large claims or incidents that could potentially involve material amounts are also monitored closely on a case-by-case basis. As of December 31, 2001, our balance sheet included an estimated liability with respect to the deductible retention of approximately $22,000,000.

Employee Healthcare Reserves

We maintain a self-insurance program for major medical and hospitalization coverage for our lodging employees and their dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts (currently, $500,000 per individual per year and $1,000,000 per individual for a lifetime maximum) are self-insured by us. We base their estimate of ultimate liability on trends in claim payment history, historical trends in IBNR incidents and developments in other cost components (such as rising medical costs, projected premium costs, number of participants, etc.). Our liability with respect to employee healthcare reserves is monitored on a monthly basis and adjusted accordingly. As of December 31, 2001, our balance sheet included an estimated liability with respect to this self-insurance program of $2,827,000.

Litigation and Contingencies

We monitor ongoing litigation and other loss contingencies on a case-by-case basis as they arise. Losses related to litigation and other contingencies are recognized when the loss is considered probable and the amount is estimable.

Returns Club® Customer Loyalty Program

As of December 31, 2001, our balance sheet included a liability of approximately $2,500,000 related to unexpired outstanding "free night" certificates which have been issued to our customers earning a specified number of credits for previous stays at our hotels. The estimated liability is based on historical redemption experience, the number of outstanding certificates and the estimated incremental cost of providing a room.

Our management continually evaluates estimates related to the areas included above. These estimates are generally based on historical experience and on various other assumptions, factors and circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities. Actual results may differ from these estimates as changes in factors, conditions and circumstances develop.

Newly Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires that long-lived assets, to be disposed of other than by sale, be considered held and used until disposed of by sale. SFAS 144 requires that long-lived assets to be disposed of by sale be accounted for under the requirements of Statements of Financial Accounting Standards No. 121 ("SFAS 121"). SFAS 121 requires that such assets be measured at the lower of carrying amounts or fair value less cost to sell and to cease depreciation (amortization). SFAS 144 requires a probability-weighted cash flow estimation approach in situations where alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill will be removed from the scope of SFAS 144. As a result, goodwill will no longer be required to be allocated to long-lived assets to be tested for impairment. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We are not currently affected by this statement's requirements.

On August 15, 2001, FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. An entity shall recognize the cumulative effect of adoption of SFAS 143 as a change in accounting principle. We are not currently affected by SFAS 143.

In June 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." SFAS 141:

- requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001;
- provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill; and
- requires that unamortized negative goodwill be written-off as an extraordinary gain.

SFAS 142 supersedes APB 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142:

- prohibits the amortization of goodwill and indefinite-lived intangible assets;
- requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment);
- requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill; and
- removes the forty-year limitation on the amortization period of intangible assets that have finite lives.

The provisions of these two standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment acquired prior to July 1, 2001 accounted for using the equity method (equity-method negative goodwill), must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off and recorded as an extraordinary gain.

We will adopt SFAS 142 on January 1, 2002. Accordingly, we have identified two components of goodwill and assigned the carrying value of these components to two of our reporting units, lodging and TeleMatrix. As of January 1, 2002, we had goodwill of $248,358,000 related to lodging and $18,599,000 related to TeleMatrix. We have completed the two step process prescribed by SFAS 142 for:

- testing for impairment; and
- determining the amount of impairment loss related to goodwill associated with these two reporting units.

Accordingly, in January 2002, we anticipate recording a charge to earnings that will be reported as a cumulative effect of the change in accounting principle of approximately $258,977,000 to reflect the adjustment to goodwill. As a result, we anticipate an annual decrease in amortization of goodwill and a corresponding annual increase to net income of $16,471,000. Going forward, we will test goodwill for impairment annually or more frequently if the occurrence of an event or circumstance indicate potential impairment.

We also have identified intangible assets related to our brands, La Quinta Inns® and La Quinta Inn & Suites® with a carrying value of approximately $81,150,000. As part of our recent restructuring, more fully described in note 22 to the Combined Consolidated Financial Statements, we determined that there was no indication of impairment on these intangible assets. We are in the process of determining the useful lives of these intangible assets and anticipate that any changes in the useful lives will not have a material impact on the results of our operations. In addition, we have an intangible asset with a carrying value of $553,000 at January 1, 2002 resulting from a five-year non-compete agreement executed as part of our 1999 acquisition of TeleMatrix. We have determined that there is no indication of impairment related to this asset and that the five-year life assigned to the asset is appropriate. Going forward, we will test these intangibles for impairment annually or more frequently if the occurrence of an event or circumstance indicates potential impairment.

In January 2001, the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") reached a consensus on a portion of the EITF Issue No. 00-22 "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." This consensus addresses the recognition of a cash rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of cost. In January 2001, we implemented a customer retention program which provides a cash rebate. In accordance with the consensus, we classified such cash rebates or refunds as a reduction of revenues. The EITF also addresses incentive or loyalty programs such as the "La Quinta Returns Club®." We have historically reported the cost that we would refund the hotel for the free night as offsetting components of marketing expense and lodging revenues and reflected a zero economic impact of the "free night stay." In 2001, we have netted these revenues and costs, resulting in no financial statement impact of the transaction. The 2000 comparable marketing expense and lodging revenue components have been reclassified to conform to the fiscal year 2001 financial statement presentation. We will re-evaluate the impact of the final consensus of the EITF on our accrual of the "minimal" value of a night's stay award and will make any necessary adjustments and revision to accounting policy upon implementation of EITF Issue No. 00-22.

Seasonality

The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings.

Quantitative and Qualitative Disclosures About Market Risk

The tables below provide information about our debt obligations. For fixed rate debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For variable rate debt obligations, the tables present principal cash flows by expected maturity date and contracted LIBOR interest rates as of December 31, 2001 and 2000.

The following market risk disclosures related to debt obligations as of December 31, 2001:

(Dollars in millions)	2002	2003	2004	2005	2006	Thereafter	Face Value	Fair Value
Long-Term Debt Obligations:								
Fixed rate	$ 25	$ 169	$ 251	$ 116	$ 20	$ 274	$ 855	$ 837
Average interest rate	7.73%	7.76%	7.16%	7.43%	7.27%	7.10%	—	—
Variable rate	$ 10	$ 135	—	—	—	—	$ 145	$ 145
Average interest rate	5.36%	5.36%	—	—	—	—	—	—

The following market risk disclosures related to debt obligations as of December 31, 2000:

(Dollars in millions)	2001	2002	2003	2004	2005	Thereafter	Face Value	Fair Value
Long-Term Debt Obligations:								
Fixed Rate	$ 228	$ 92	$ 207	$ 252	$ 116	$ 301	$1,196	$1,022
Average interest rate	7.85%	9.19%	8.26%	7.46%	8.04%	—	—	—
Variable rate	$ 400	—	—	—	—	—	$ 400	$ 400
Average interest rate	9.50%	—	—	—	—	—	—	—
Interest Rate Derivatives:								
Interest rate swap:								
Notional amount	$ 400	—	—	—	—	—	—	$ 1
Pay rate	5.70%							
Receive rate	(a)							

(a) The receive rate is based on one month LIBOR rates at the time of each trade.

LQ Properties

All indebtedness, including notes payable, bank notes payable and bonds and mortgages payable are liabilities of LQ Properties. See quantitative and qualitative disclosures about our market risk above. In June 2001, we replaced the 1998 Credit Facility with the 2001 Credit Facility. During the year ended December 31, 2001, LQ Properties repaid $400 million of its variable rate debt due during 2001 with proceeds from the sale of certain healthcare assets and proceeds drawn on the 2001 Credit Facility. As of December 31, 2001, variable rate debt outstanding under the 2001 Credit Facility was $145 million. In addition, during the year ended December 31, 2001, LQ Properties repaid $341 million of fixed rate debt, of which $228 million was due in 2001, with proceeds from healthcare asset sales and proceeds drawn on the 2001 Credit Facility. Fixed rate debt as of December 31, 2001 was $855 million.

In June 2001, LQ Properties terminated its interest rate swap agreement with a notional amount of $400 million. As of December 31, 2001, LQ Properties did not have any outstanding interest rate swap agreements.

LQ Corporation

LQ Corporation is a co-borrower along with LQ Properties under the 2001 Credit Facility.

The La Quinta Companies Combined Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2001	2000
Assets:		
Real estate investments, net	$ 2,581,173	$ 3,352,676
Cash and cash equivalents	137,716	38,993
Fees, interest and other receivables	56,364	73,476
Goodwill, net	266,957	457,789
Other assets, net	170,078	176,103
Total assets	$ 3,212,288	$ 4,099,037
Liabilities and Shareholders' Equity:		
Indebtedness:		
Notes payable	$ 846,229	$ 1,017,244
Convertible debentures	—	137,028
Bank notes payable	145,020	400,000
Bonds and mortgages payable	8,499	42,077
Total indebtedness	999,748	1,596,349
Accounts payable, accrued expenses and other liabilities	187,977	179,877
Total liabilities	1,187,725	1,776,226
Commitments and Contingencies		
Shareholders' Equity:		
La Quinta Properties, Inc. Preferred Stock, $0.10 par value; 6,000 shares authorized; 701 shares issued and outstanding in 2001 and 2000	70	70
Paired Common Stock, $0.20 combined par value; 500,000 shares authorized; 142,958 and 142,905 paired shares issued and outstanding in 2001 and 2000, respectively	28,591	28,580
Additional paid-in-capital	3,659,185	3,659,339
Unearned compensation	(2,669)	(4,911)
Accumulated other comprehensive income	(972)	(985)
Distributions in excess of net income	(1,659,642)	(1,359,282)
Total shareholders' equity	2,024,563	2,322,811
Total liabilities and shareholders' equity	$ 3,212,288	$ 4,099,037

The accompanying notes are an integral part of these financial statements.

The La Quinta Companies Combined Consolidated Statements of Operations

(In thousands, except for per share data)	For the Year Ended December 31, 2001	2000	1999
Revenue:			
Lodging	$ 574,171	$ 604,224	$603,033
Rental	49,713	116,040	165,431
Interest	27,555	95,253	138,223
Other	—	—	1,750
	651,439	815,517	908,437
Expenses:			
Direct lodging operations	262,434	277,094	244,659
Other lodging expenses	63,601	60,248	58,105
Interest	102,116	186,951	244,973
Depreciation and amortization	117,552	147,007	135,853
Amortization of goodwill	21,412	22,755	21,470
General and administrative	50,856	53,011	47,023
(Gain) loss on sale of assets and mortgage repayments	(10,133)	130,536	(12,042)
Impairment of real estate assets, mortgages and notes receivable	115,347	186,829	63,170
Provision for loss on equity securities	—	50,279	—
Paired share intangible write-off	169,421	—	—
Other	42,496	35,737	45,814
	935,102	1,150,447	849,025
(Loss) income before income taxes, discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(283,663)	(334,930)	59,412
Income tax expense	488	629	—
(Loss) income before discontinued operations extraordinary item, and cumulative effect of change in accounting principle	(284,151)	(335,559)	59,412
Discontinued Operations:			
Adjustment to loss on disposal of Santa Anita, net	—	—	2,961
Adjustment to loss on disposal of Cobblestone Golf Group, net	—	—	27,452
(Loss) income before extraordinary item and cumulative effect of change in accounting principle	(284,151)	(335,559)	89,825
Extraordinary Item:			
Gain on early extinguishments of debt	935	1,403	—
Cumulative effect of change in accounting principle	856	—	—
Net (loss) income	(282,360)	(334,156)	89,825
Preferred stock dividends	(18,000)	(18,000)	(16,283)
Net (loss) income available to Common Shareholders	$(300,360)	$(352,156)	$ 73,542
Basic (loss) Earnings per Paired Common Share:			
(Loss) income available to Common Shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (2.12)	$ (2.49)	$ 0.30
Discontinued operations, net	—	—	0.22
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income	$ (2.10)	$ (2.48)	$ 0.52
Diluted Earnings (Loss) per Paired Common Share:			
(Loss) income available to Common Shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (2.12)	$ (2.49)	$ 0.30
Discontinued operations, net	—	—	0.21
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income	$ (2.10)	$ (2.48)	$ 0.51

The accompanying notes are an integral part of these financial statements.

The La Quinta Companies Combined Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income

	For the Years Ended December 31, 2001, 2000 and 1999									
	Shares of Beneficial Interest or Paired Common Shares									
(In thousands)	Shares	Amount	Preferred Stock	Additional Paid-in Capital	Treasury Stock	Unearned Compen-sation	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Total	Compre-hensive Income (Loss)
Balance, December 31, 1998	149,326	$29,865	$70	$3,891,987	$(163,326)	$(6,718)	$ 16,971	$ (817,921)	$2,950,928	
Issuance of Paired Common Shares for:										
Employee compensation and stock options	128	26		1,691					1,717	
Purchase and retirement of treasury stock	(8,501)	(1,700)		(265,345)	163,326				(103,719)	
Issuance of restricted stock	230	46		3,241		(3,287)				
Retirement of forfeited restricted stock grants	(168)	(34)		(2,216)		2,109			(141)	
Amortization of unearned compensation						1,136			1,136	
Effect of TeleMatrix acquisition				25,000					25,000	
Dividends paid								(279,030)	(279,030)	
Change in market value of equity investments in excess of cost							(12,503)		(12,503)	$ (12,503)
Net income for the year ended December 31, 1999								89,825	89,825	89,825
Balance, December 31, 1999	141,015	$28,203	$70	$3,654,358	$ —	$(6,760)	$ 4,468	$(1,007,126)	$2,673,213	$ 77,322
Issuance of Paired Common Shares for:										
Employee compensation and stock options	347	70		918		(519)			469	
Issuance of restricted stock	1,593	317		4,803		(4,841)			279	
Accelerated amortization of restricted shares						5,240			5,240	
Retirement of forfeited restricted stock grants	(50)	(10)		(740)		633			(117)	
Amortization of unearned compensation						1,336			1,336	
Dividends paid								(18,000)	(18,000)	
Change in market value of equity securities in excess of cost							(54,749)		(54,749)	$ (54,749)
Other-than-temporary impairment of equity securities							50,281		50,281	50,281
Minimum pension liability adjustment							(985)		(985)	(985)
Net loss for the year ended December 31, 2000								(334,156)	(334,156)	(334,156)
Balance, December 31, 2000	142,905	$28,580	$70	$3,659,339	$ —	$(4,911)	$ (985)	$(1,359,282)	$2,322,811	$(339,609)
Issuance of Paired Common Shares for:										
Employee compensation and stock options	99	20		350		(75)			295	
Issuance of restricted stock	213	42		300		(349)			(7)	
Accelerated amortization of restricted shares						669			669	
Retirement of forfeited restricted stock grants	(259)	(51)		(804)		621			(234)	
Amortization of unearned compensation						1,376			1,376	
Dividends paid								(18,000)	(18,000)	
Change in market value of equity securities in excess of cost							(119)		(119)	$ (119)
Minimum pension liability adjustment							132		132	132
Net loss for the year ended December 31, 2001								(282,360)	(282,360)	(282,360)
Balance, December 31, 2001	142,958	$28,591	$70	$3,659,185	$ —	$(2,669)	$ (972)	$(1,659,642)	$2,024,563	$(282,347)

The accompanying notes are an integral part of these financial statements.

The La Quinta Companies Combined Consolidated Statements of Cash Flows

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net (loss) income	$(282,360)	$ (334,156)	$ 89,825
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation of real estate	102,346	127,230	125,714
Goodwill amortization	21,412	22,755	21,470
(Gain) loss on sale of assets	(10,133)	130,536	(42,455)
Shares issued for compensation	215	449	159
Equity in income of joint venture, net of dividends received	—	—	—
Gain on early extinguishments of debt	(935)	(2,183)	—
Other depreciation, amortization and other items, net	22,536	27,552	35,781
Other non-cash items	299,354	245,501	68,775
Cash flows from operating activities	152,435	217,684	299,269
Net change in other assets and liabilities of discontinued operations	—	—	(4,227)
Net change in other assets and liabilities	(12,023)	3,027	(64,864)
Net cash provided by operating activities	140,412	220,711	230,178
Cash Flows from Financing Activities:			
Proceeds from issuance of Paired Common and LQ Properties Preferred stock	—	—	—
Purchase of treasury stock	—	—	(103,269)
Proceeds from borrowings on bank notes payable	245,000	252,000	1,176,000
Repayment of bank notes payable	(499,980)	(1,017,359)	(1,868,641)
Repayment of notes payable	(169,918)	(130,287)	(12,500)
Equity offering and debt issuance costs	(9,459)	—	(1,303)
Repayment of convertible debentures	(137,028)	(48,115)	—
Principal payments on bonds and mortgages payable	(30,464)	(63,649)	(15,937)
Dividends/distributions to shareholders	(21,938)	(14,062)	(279,030)
Proceeds from exercise of stock options	—	—	318
Net cash used in financing activities	(623,787)	(1,021,472)	(1,104,362)
Cash Flows from Investing Activities:			
Real estate capital expenditures and development funding	(82,600)	(40,347)	(129,492)
Investment in real estate mortgages and development funding	—	(161)	(33,321)
Prepayment proceeds and principal payments received on real estate mortgages	30,882	673,121	154,828
Proceeds from sale of assets	626,079	208,586	597,121
Proceeds from sale of securities	7,737	—	—
Cash acquired in TeleMatrix acquisition	—	—	1,433
Working capital and notes receivable advances, net of repayments and collections	—	(8,665)	(14,621)
Net cash provided by investing activities	582,098	832,534	575,948
Net increase (decrease) in cash and cash equivalents	98,723	31,773	(298,236)
Cash and cash equivalents at:			
Beginning of year	38,993	7,220	305,456
End of year	$ 137,716	$ 38,993	$ 7,220

Supplemental disclosure of cash flow information (note 2)

The accompanying notes are an integral part of these financial statements.

(In thousands, except per share data)	December 31, 2001	2000
Assets:		
Real estate investments, net	$ 2,547,893	$ 3,333,168
Cash and cash equivalents	136,973	38,991
Fees, interest and other receivables	42,794	56,829
Goodwill, net	266,957	429,134
Rent and royalties receivable from La Quinta Corporation	175,575	63,516
Due from La Quinta Corporation	—	27,679
Other assets, net	119,268	123,165
Total assets	$ 3,289,460	$ 4,072,482
Liabilities and Shareholders' Equity:		
Indebtedness:		
Notes payable	$ 846,229	$ 1,017,244
Convertible debentures	—	137,028
Bank notes payable	145,020	400,000
Bonds and mortgages payable	8,499	42,077
Total indebtedness	999,748	1,596,349
Due to La Quinta Corporation	3,266	—
Accounts payable, accrued expenses and other liabilities	118,429	110,545
Total liabilities	1,121,443	1,706,894
Commitments and Contingencies		
Shareholders' Equity:		
Preferred stock, $0.10 par value; 6,000 shares authorized; 701 shares issued and outstanding in 2001 and 2000	70	70
Common stock, $0.10 par value; 500,000 shares authorized; 144,263 and 144,210 shares issued and outstanding in 2001 and 2000, respectively	14,426	14,421
Additional paid-in capital	3,592,227	3,592,306
Unearned compensation	(1,228)	(2,526)
Accumulated other comprehensive income	(119)	—
Distributions in excess of net income	(1,437,359)	(1,238,683)
Total shareholders' equity	2,168,017	2,365,588
Total liabilities and shareholders' equity	$ 3,289,460	$ 4,072,482

The accompanying notes are an integral part of these financial statements.

La Quinta Properties, Inc. Consolidated Statements of Operations

(In thousands, except for per share data)	For the Year Ended December 31, 2001	2000	1999
Revenue:			
Lodging	$ 9,467	$ 11,179	$ 12,348
Rental	49,713	116,040	165,431
Interest	27,936	95,172	138,180
Rent from La Quinta Corporation	275,359	278,379	274,018
Interest from La Quinta Corporation	—	616	—
Royalty from La Quinta Corporation	20,596	20,666	16,350
Other	—	—	1,750
	383,071	522,052	608,077
Expenses:			
Direct lodging operations	2,284	3,144	2,380
Other lodging expenses	30,468	30,441	29,462
Interest	101,940	186,457	244,700
Interest to La Quinta Corporation	—	—	1,713
Depreciation and amortization	107,099	132,283	128,642
Amortization of goodwill	20,699	21,977	20,723
General and administrative	18,326	19,667	23,277
(Gain) loss on sale of assets and mortgage repayments	(10,133)	131,513	(12,042)
Impairment of real estate assets	115,347	186,829	63,170
Provision for loss on equity securities	—	50,279	—
Paired share intangible write-off	141,479	—	—
Other	37,541	32,901	16,138
	565,050	795,491	518,163
(Loss) income before income taxes, discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(181,979)	(273,439)	89,914
Income tax expense	488	629	—
(Loss) income before discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(182,467)	(274,068)	89,914
Discontinued Operations:			
Adjustment to loss on disposal of Santa Anita, net	—	—	6,655
Adjustment to loss on disposal of Cobblestone Golf Group, net	—	—	33,561
Net (loss) income before extraordinary item and cumulative change in accounting principle	(182,467)	(274,068)	130,130
Extraordinary Item:			
Gain on early extinguishments of debt	935	1,403	—
Cumulative change in accounting principle	856	—	—
Net (loss) income	(180,676)	(272,665)	130,130
Preferred stock dividends	(18,000)	(18,000)	(16,283)
Net (loss) income available to Common Shareholders	$(198,676)	$(290,665)	$113,847
Basic (loss) Earnings per Common Share:			
(Loss) income available to Common Shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (1.40)	$ (2.04)	$ 0.51
Discontinued operations, net	—	—	0.28
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income	$ (1.38)	$ (2.03)	$ 0.79
Diluted (Loss) Earnings per Common Share:			
(Loss) income available to Common Shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (1.40)	$ (2.04)	$ 0.51
Discontinued operations, net	—	—	0.28
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative change in accounting principle	0.01	—	—
Net (loss) income	$ (1.38)	$ (2.03)	$ 0.79

The accompanying notes are an integral part of these financial statements.

La Quinta Properties, Inc. Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)	Shares of Beneficial Interest or Paired Common Shares: Shares	Shares of Beneficial Interest or Paired Common Shares: Amount	Preferred Stock	Additional Paid-in Capital	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Note Receivable Operating	Due from LQ Corporation	Total	Comprehensive Income (Loss)
Balance, December 31, 1998	150,631	$15,063	$70	$3,820,436	$(160,223)	$(6,718)	$ 16,971	$ (799,118)	$(13,128)	$ —	$2,873,353	
Issuance of shares of common stock for:												
Employee compensation and stock options	128	13		1,673							1,686	
Purchase and retirement of treasury stock	(8,501)	(850)		(261,126)	160,223						(101,753)	
Issuance of restricted stock grants	230	23		3,201		(287)				(2,943)	(6)	
Retirement of forfeited restricted stock grant	(168)	(17)		(2,190)						2,207		
Amortization of unearned compensation						901					901	
Effect of TeleMatrix acquisition				25,000							25,000	
Dividends paid								(279,030)			(279,030)	
Change in market value of equity investments in excess of cost							(12,503)				(12,503)	$ (12,503)
Net income for the year ended December 31, 1999								130,130			130,130	130,130
Balance, December 31, 1999	142,320	$14,232	$70	$3,586,994	$ —	$(6,104)	$ 4,468	$ (948,018)	$(13,128)	$ (736)	$2,637,778	$ 117,627
Issuance of shares of common stock for:												
Employee compensation and stock options	347	35		934		(519)					450	
Issuance of restricted stock grants	1,593	159		4,858		(2,088)					2,929	
Accelerated amortization of restricted shares						5,240					5,240	
Retirement of forfeited restricted stock grants	(50)	(5)		(731)						736	—	
Amortization of unearned compensation						945					945	
Dividends paid								(18,000)			(18,000)	
Sale of TeleMatrix stock to MOC Holding Co.				251							251	
Settlement of notes receivable from La Quinta Corporation									13,128		13,128	
Change in market value of equity securities in excess of cost							(54,749)				(54,749)	$ (54,749)
Other-than-temporary impairment of equity Securities							50,281				50,281	50,281
Net loss for the year ended December 31, 2000								(272,665)			(272,665)	(272,665)
Balance, December 31, 2000	144,210	$14,421	$70	$3,592,306	$ —	$(2,526)	$ —	$(1,238,683)	$ —	$ —	$2,365,588	$(277,133)

La Quinta Properties, Inc. Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income *(Continued)*

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)	Shares of Beneficial Interest or Paired Common Shares: Shares	Shares of Beneficial Interest or Paired Common Shares: Amount	Preferred Stock	Additional Paid-in Capital	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Note Receivable LQ Corporation	Due from LQ Corporation	Total	Comprehensive Income (Loss)
Balance, December 31, 2000	144,210	$14,421	$70	$3,592,306	$—	$(2,526)	$ —	$(1,238,683)	$—	$—	$2,365,588	
Issuance of shares of common stock for:												
Employee compensation and stock options	99	10		413							423	
Issuance of restricted stock grants	213	21		320		118					459	
Accelerated amortization of restricted shares						669					669	
Retirement of forfeited restricted stock grants	(259)	(26)		(812)		79					(759)	
Amortization of unearned compensation						432					432	
Dividends paid								(18,000)			(18,000)	
Change in market value of equity securities in excess of cost							(119)				(119)	$ (119)
Net loss for the year ended December 31, 2001								(180,676)			(180,676)	(180,676)
Balance, December 31, 2001	144,263	$14,426	$70	$3,592,227	$—	$(1,228)	$(119)	$(1,437,359)	$—	$—	$2,168,017	$(180,795)

The accompanying notes are an integral part of these financial statements.

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net (loss) income	$(180,676)	$ (272,665)	$ 130,130
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation of real estate	101,354	126,549	123,253
Goodwill amortization	20,699	21,977	20,723
(Gain) loss on sale of assets	(10,133)	131,513	(52,258)
Shares issued for compensation	215	449	133
Gain on early extinguishments of debt	(935)	(2,183)	—
Other depreciation, amortization and other items, net	11,911	13,110	26,462
Other non-cash items	271,412	245,501	64,419
Cash flows from operating activities	213,847	264,251	312,862
Net change in other assets and liabilities	(74,739)	(31,922)	(52,448)
Net cash provided by operating activities	139,108	232,329	260,414
Cash Flows from Financing Activities:			
Purchase of treasury stock	—	—	(101,303)
Proceeds from borrowings on bank notes payable	245,000	252,000	1,176,000
Repayment of bank notes payable	(499,980)	(1,017,359)	(1,868,641)
Repayment of notes payable	(169,918)	(130,287)	(12,500)
Equity offering and debt issuance costs	(9,459)	—	(1,303)
Intercompany lending, net	—	(10,340)	4,215
Repayment of convertible debentures	(137,028)	(48,115)	—
Principal payments on bonds and mortgages payable	(30,464)	(63,649)	(15,937)
Dividends/distributions to shareholders	(21,938)	(14,062)	(279,030)
Proceeds from exercise of stock options	—	—	312
Net cash used in financing activities	(623,787)	(1,031,812)	(1,098,187)
Cash Flows from Investing Activities:			
Real estate capital expenditures and development funding	(82,037)	(40,186)	(128,316)
Investment in real estate mortgages and development funding	—	(161)	(33,321)
Prepayment proceeds and principal payments received on real estate mortgages	30,882	673,121	154,828
Proceeds from sale of assets	626,079	208,586	570,858
Proceeds from sale of securities	7,737	—	—
Cash acquired in TeleMatrix acquisition	—	—	1,430
Working capital and notes receivable advances, net of repayments and collections	—	(8,665)	(14,621)
Net cash provided by investing activities	582,661	832,695	550,858
Net increase (decrease) in cash and cash equivalents	97,982	33,212	(286,915)
Cash and cash equivalents at:			
Beginning of year	38,991	5,779	292,694
End of year	$ 136,973	$ 38,991	$ 5,779

Supplemental disclosure of cash flow information (note 2)

The accompanying notes are an integral part of these financial statements.

La Quinta Corporation Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2001	2000
Assets:		
Cash and cash equivalents	$ 743	$ 2
Fees, interest and other receivables	13,570	16,647
Due from La Quinta Properties, Inc.	3,266	—
Other current assets, net	10,715	9,613
Total current assets	28,294	26,262
Investment in common stock of La Quinta Properties, Inc.	37,581	37,581
Goodwill, net	—	28,655
Property, plant and equipment, less accumulated depreciation of $19,483 and $9,333, respectively	72,361	56,125
Other non-current assets	6,526	6,959
Total assets	$ 144,762	$ 155,582
Liabilities and Shareholders' Equity:		
Accounts payable	$ 25,320	$ 28,876
Accrued payroll and employee benefits	27,515	30,767
Accrued expenses and other current liabilities	6,882	6,516
Rent and royalty payable to La Quinta Properties, Inc.	175,575	63,516
Due to La Quinta Properties, Inc.	—	27,679
Total current liabilities	235,292	157,354
Other non-current liabilities	15,092	3,173
Total liabilities	250,384	160,527
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.10 par value; 500,000 shares authorized; 142,958 and 142,905 shares issued and outstanding in 2001 and 2000, respectively	14,296	14,290
Additional paid-in capital	104,659	104,734
Unearned compensation	(1,441)	(2,385)
Accumulated other comprehensive income	(853)	(985)
Accumulated deficit	(222,283)	(120,599)
Total shareholders' equity	(105,622)	(4,945)
Total liabilities and shareholders' equity	$ 144,762	$ 155,582

The accompanying notes are an integral part of these financial statements.

La Quinta Corporation Consolidated Statements of Operations

(In thousands, except for per share data)	For the Year Ended December 31, 2001	2000	1999
Revenue:			
Lodging	$ 565,003	$593,452	$591,112
Interest	54	81	43
Interest from La Quinta Properties, Inc.	—	—	1,713
	565,057	593,533	592,868
Expenses:			
Direct lodging operations	260,150	273,950	242,279
Other lodging operations	33,373	30,121	29,071
Depreciation and amortization	10,453	14,724	7,211
Amortization of goodwill	713	778	747
Interest and other	611	494	273
Interest to La Quinta Properties, Inc.	—	616	—
General and administrative	32,589	33,437	23,745
Royalty to La Quinta Properties, Inc.	20,596	20,666	16,350
Rent to La Quinta Properties, Inc.	275,359	278,379	274,018
Other	4,955	2,836	29,676
Paired share intangible write-off	27,942	—	—
Gain on sale of assets	—	(977)	—
	666,741	655,024	623,370
Loss from continuing operations before discontinued operations	(101,684)	(61,491)	(30,502)
Discontinued Operations:			
Adjustment to loss on disposal of Santa Anita, net	—	—	(3,694)
Adjustment to loss on disposal of Cobblestone Golf Group, net	—	—	(6,109)
Net loss	$(101,684)	$ (61,491)	$ (40,305)
Basic loss per Common Share:			
Loss from continuing operations before discontinued operations	$ (0.71)	$ (0.43)	$ (0.21)
Discontinued operations, net	—	—	(0.07)
Net loss	$ (0.71)	$ (0.43)	$ (0.28)
Diluted loss per Common Share:			
Loss from continuing operations before discontinued operations	$ (0.71)	$ (0.43)	$ (0.21)
Discontinued operations, net	—	—	(0.07)
Net loss	$ (0.71)	$ (0.43)	$ (0.28)

The accompanying notes are an integral part of these financial statements.

La Quinta Corporation Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income

	For the Years Ended December 31, 2001, 2000 and 1999									
	Shares of Beneficial Interest or Paired Common Shares									
(In thousands)	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Unearned Compensation	Due from LQ Properties	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive (Loss)
Balance, December 31, 1998	149,326	$14,933	$109,001	$(3,103)	$ —	$(23,521)	$ —	$ (18,803)	$ 78,507	
Issuance of shares of common stock for:										
Employee compensation and stock options	128	13	20			(33)			—	
Purchase and retirement of treasury stock	(8,501)	(850)	(4,219)	3,103					(1,966)	
Issuance of restricted stock grants	230	23	40		(3,000)	(5)			(2,942)	
Retirement of forfeited restricted stock grants	(168)	(17)	(28)		2,109				2,064	
Amortization of unearned compensation					235				235	
Net loss for the year ended December 31, 1999								(40,305)	(40,305)	$ (40,305)
Balance, December 31, 1999	141,015	$14,102	$104,814	$ —	$ (656)	$(23,559)	$ —	$ (59,108)	$ 35,593	$ (40,305)
Issuance of shares of common stock for:										
Employee compensation and stock options	347	35	(16)			(9)			10	
Issuance of restricted stock grants	1,593	158	(55)		(2,753)				(2,650)	
Retirement of forfeited restricted stock grants	(50)	(5)	(9)		633				619	
Amortization of unearned compensation					391				391	
Settlement of amount due from La Quinta Properties, Inc.						23,568			23,568	
Minimum pension liability adjustment							(985)		(985)	$ (985)
Net loss for the year ended December 31, 2000								(61,491)	(61,491)	(61,491)
Balance, December 31, 2000	142,905	$14,290	$104,734	$ —	$(2,385)	$ —	$(985)	$(120,599)	$ (4,945)	$ (62,476)
Issuance of shares of common stock for:										
Employee compensation and stock options	99	10	(63)		(75)				(128)	
Issuance of restricted stock grants	213	21	(20)		(467)				(466)	
Retirement of forfeited restricted stock grants	(259)	(25)	8		542				525	
Amortization of unearned compensation					944				944	
Minimum pension liability adjustment							132		132	$ 132
Net loss for the year ended December 31, 2001								(101,684)	(101,684)	(101,684)
Balance, December 31, 2001	142,958	$14,296	$104,659	$ —	$(1,441)	$ —	$(853)	$(222,283)	$(105,622)	$(101,552)

The accompanying notes are an integral part of these financial statements.

La Quinta Corporation Consolidated Statements of Cash Flows

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net loss	$(101,684)	$(61,491)	$(40,305)
Adjustments to reconcile net loss to cash used in operating activities:			
Goodwill amortization	713	778	747
(Gain) loss on sale of assets	—	(977)	9,803
Shares issued for compensation	—	—	26
Other depreciation and amortization	11,617	15,123	11,780
Other non-cash items	27,942	—	4,356
Net change in other assets and liabilities of discontinued operations	—	—	(4,227)
Net change in other assets and liabilities	62,716	34,949	(12,416)
Net cash used in operating activities	1,304	(11,618)	(30,236)
Cash Flows from Financing Activities:			
Purchase of treasury stock	—	—	(1,966)
Intercompany lending, net	—	10,340	(4,215)
Proceeds from stock option exercises	—	—	6
Net cash provided by (used in) financing activities	—	10,340	(6,175)
Cash Flows from Investing Activities:			
Capital improvements to real estate	—	—	(1,176)
Proceeds from sale of assets	—	—	26,263
Acquisition of real estate and development funding	(563)	(161)	—
Cash acquired in TeleMatrix acquisition	—	—	3
Net cash (used in) provided by investing activities	(563)	(161)	25,090
Net decrease in cash and cash equivalents	741	(1,439)	(11,321)
Cash and cash equivalents at:			
Beginning of year	2	1,441	12,762
End of year	$ 743	$ 2	$ 1,441

Supplemental disclosure of cash flow information (note 2)

The accompanying notes are an integral part of these financial statements.

Note 1. Business and Summary of Significant Accounting Policies

Business

La Quinta Properties, Inc. and subsidiaries ("LQ Properties") and La Quinta Corporation and subsidiaries ("LQ Corporation") (collectively the "companies" or "La Quinta") are two separate companies, the common stock of which trades as a single unit on the New York Stock Exchange under the symbol "LQI" pursuant to a stock pairing arrangement and are referred to as "paired shares." Prior to June 20, 2001, La Quinta was known as the Meditrust Companies and La Quinta Properties, Inc. and La Quinta Corporation were named Meditrust Corporation and Meditrust Operating Company, respectively.

La Quinta's primary focus is the lodging business. La Quinta conducts the majority of its business and makes its investments through one principal business unit which owns and operates its lodging real estate assets. La Quinta's lodging real estate assets are owned by LQ Properties or its subsidiaries and operated by LQ Corporation through its subsidiary, La Quinta Inns, Inc. La Quinta also has healthcare related real estate financing investments. LQ Properties is a self-administered real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

The lodging facilities include hotels primarily located in the western and southern regions of the United States. The healthcare facilities include nursing homes, assisted living facilities, medical office buildings and other healthcare related facilities. These facilities are located throughout the United States and are operated by regional and national healthcare providers.

LQ Properties leases each of its hotels to a subsidiary of LQ Corporation, which is responsible for operating the hotels, or to other third party lessees (the "Lessees"). As of December 31, 2001, LQ Properties leased 288 of its hotel investments to LQ Corporation for five-year terms, pursuant to separate participating leases providing for the payment of the greater of base or participating rent, plus certain additional charges, as applicable (the "Participating Hotel Facility Leases").

LQ Corporation is currently engaged in hotel operations previously conducted by La Quinta Inns, Inc., its wholly owned subsidiaries and its unincorporated partnership and joint venture and leases the respective facilities and licenses the La Quinta tradename from LQ Properties and its subsidiaries. La Quinta is a lodging company focused on the operation and development of hotels. As of December 31, 2001, La Quinta either operated or franchised 303 hotels with over 39,000 rooms located primarily in the western and southern regions of the United States.

On December 20, 2001, La Quinta's stockholders approved certain proposals which permitted LQ Corporation and LQ Properties to restructure the existing organization of the two companies by merging LQP Acquisition Corp., a newly formed, wholly owned subsidiary of LQ Corporation, with and into LQ Properties with LQ Properties continuing as the surviving entity. As a result of the merger, LQ Properties, which continued to be a REIT, became a subsidiary controlled by LQ Corporation. As result of the merger, each outstanding share of common stock of LQ Properties held by La Quinta's stockholders was converted into one share of a new Class B common stock of LQ Properties and each outstanding share of common stock of LQP Acquisition Corp. (all of which were held by LQ Corporation) was converted into one share of a new Class A common stock. Following the restructuring, each share of common stock of LQ Corporation, that previously has been paired with the common stock of LQ Properties, was now paired and traded as a single unit with the new Class B common stock. The restructuring will be accounted for as a reorganization of two companies under common control. There will be no revaluation of the assets and liabilities of the combining companies. In December 2001, La Quinta recorded a charge of approximately $169,421,000 to write-off the carrying value of an intangible asset related to the "grandfathered" paired share structure and also incurred $6,186,000 of professional fees and other expenses related to the restructuring. As a result of the restructuring, La Quinta will record a one-time charge of approximately $196,520,000 in January 2002 to establish the net deferred tax liability of La Quinta and recognize the future impact of temporary differences between the book value and tax basis of lodging and healthcare assets and liabilities, including Net Operating Loss carryovers of LQ Properties and LQ Corporation (See note 22).

Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

Separate financial statements have been presented for LQ Properties and LQ Corporation. Combined LQ Properties and LQ Corporation financial statements have been presented as the companies. All significant intercompany and inter-entity balances and transactions have been eliminated in combination. The companies and LQ Properties use an unclassified balance sheet presentation.

The consolidated financial statements of LQ Properties and LQ Corporation include the accounts of the respective entity and its majority-owned partnerships after the elimination of all significant intercompany accounts and transactions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The Companies' More Significant Accounting Policies Follow:

Real Estate Investments

Land, buildings and improvements are stated at cost. Depreciation is calculated on a straight-line basis over 20 to 40 years, the expected useful lives of the buildings and major improvements. Hotel equipment, furniture and fixtures are recorded at cost. Depreciation is calculated using the straight-line method over three to 15 years, the estimated useful lives of the related assets. Leasehold improvements are recorded at cost and depreciated over the shorter of the lease term or the estimated useful life.

Expenditures that materially increase the property's life are capitalized. Maintenance and repairs are expensed as incurred. When depreciable property is retired or disposed of, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is reflected in current operations.

La Quinta's management reviews the performance of real estate investments on an on-going basis for impairment as well as when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For lodging assets the evaluation process includes a review of current facts and circumstances such as guest satisfaction scores, profitability, changing market conditions and condition of the property. As a result of this evaluation process, La Quinta identifies properties it intends to sell and properties it intends to hold for use. For each lodging asset held for use, La Quinta applies a probability-weighted estimation approach to recovery of the carrying amount of the asset to determine if the sum of expected future cash flows (undiscounted and without interest charges) of the asset exceeds its carrying amount. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the net book value of the asset, the excess of the net book value over La Quinta's estimate of fair value of the asset is charged to current earnings. La Quinta's estimate of fair value of the asset then becomes the new cost basis of the asset and this new cost basis is then depreciated over the asset's remaining life. When an asset is identified by management as held for sale, authority to sell the property has been obtained and management expects to sell the asset within twelve months, the asset is classified as such; then depreciation of the asset is discontinued and the carrying value is reduced, if necessary, to the estimated fair value less costs to sell by recording a charge to current earnings. Fair value is determined based upon discounted cash flows of the assets at rates deemed reasonable for the type of property and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. As of December 31, 2001, La Quinta's sale/lease back healthcare assets have been classified as held for sale since La Quinta expects to sell these assets within the next twelve months. Therefore, these assets are carried at the lesser of fair market value less cost to sell or net book value of the asset and depreciation on these assets has been discontinued. All assets held for sale are monitored through the date of sale for potential adjustment based on offers La Quinta is willing to take under serious consideration and continued review of facts and circumstances. Once an asset is sold, contracts are reviewed to determine whether: 1) a sale has been consummated, 2) there has been a complete transfer of risks and rewards and 3) there are any contingencies or obligations to La Quinta that should be taken in to consideration in recording the disposition of the asset. A gain or loss on disposition is recorded to the extent that the amounts ultimately received for the sale of assets differ from the adjusted book values of the assets. Gains and losses on sales of assets are recognized at the time the assets are sold provided there is reasonable assurance of the collectibility of the sales price and any future activities to be performed by the companies relating to the assets sold are expected to be insignificant.

La Quinta's real estate mortgages and loans receivable are classified and accounted for as impaired when, based on current information and events, it is probable that the companies will be unable to collect all principal and interest due on the loan in accordance with the original contractual terms. Upon determination that an impairment has occurred, the amount of the impairment is recognized as a valuation allowance based upon an analysis of the net realizable value of the underlying property collateralizing the loan. Payments of interest on impaired loans received by the companies are recorded as interest income provided the amount does not exceed that which would have been earned at the historical effective interest rate (See note 5).

Capitalized Acquisition, Development and Interest Costs

The companies capitalize all hotel development costs and other direct overhead costs related to renovation and development of inns and to development of software for internal use. During the years ended December 31, 2001 and 2000, La Quinta capitalized $5,386,000 and $3,861,000, respectively, of overhead related to these types of projects. Additionally, La Quinta capitalizes the interest cost associated with developing new facilities. The amount capitalized is based upon a rate of interest that approximates the companies' weighted average cost of financing and is reflected as a reduction of interest expense. All pre-opening and start-up costs are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of certificates of deposit and other investments with less than 90-day original maturities and are stated at cost which approximates fair market value.

Goodwill

Goodwill represents the excess of cost over the fair value of assets acquired and has historically been amortized using the straight-line method over periods ranging from 15 to 40 years. Historically the companies assess the recoverability of goodwill whenever adverse events or changes in circumstances or business climate indicate that the expected future cash flows (undiscounted and without interest charges) for individual business segments may not be sufficient to support recorded goodwill. If undiscounted cash flows are not sufficient to support the recorded asset, an impairment is recognized to reduce the carrying value of the goodwill based on the expected discounted cash flows of the business segment. Expected cash flows are discounted at a rate commensurate with the risk involved.

The intangible associated with the Santa Anita merger primarily relates to the value of the paired-share structure and, due to the permanent nature of the structure, has historically been amortized over a 40-year period. In December 2001, La Quinta evaluated the future net cash flows of the tax benefit due to the reversal of the "grandfathered paired-share" tax treatment in connection with the restructuring approved by the shareholders on December 20, 2001. Based on this analysis, La Quinta estimated that the intangible's fair value was zero and the remaining unamortized balance of $169,421,000 was written-off.

Goodwill also includes amounts associated with the acquisition of La Quinta and TeleMatrix which have historically been amortized on a straight-line basis over 20 and 15 year periods, respectively. Effective January 1, 2002, the companies expect to record a charge to earnings of approximately $258,977,000 to write down both the La Quinta and TeleMatrix goodwill to record the cumulative effect of an accounting change based on the implementation of Statement of Financial Accounting Standards No. 142 (See Newly Issued Accounting Standards section of note 1).

Intangible Assets

Intangible assets, consisting of La Quinta's brands, La Quinta Inns® and La Quinta Inn & Suites® and a non-compete agreement, are included in other assets and are amortized on a straight-line basis using lives ranging from 15 to 20 years based on management's assessment of the fair value of the intangible assets. Historically, the companies evaluated the carrying value of intangible assets in the same manner that they evaluate the carrying values of real estate assets. La Quinta recently completed a reevaluation of both intangibles in conjunction with the restructuring and in preparation for implementation of the SFAS 142 and determined there was no impairment of value. Effective January 1, 2002, the companies will implement the provisions of SFAS 142. The companies will evaluate the useful lives of the intangibles each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Debt Issuance Costs

Debt issuance costs, which are a component of other assets, have been deferred and are amortized on a straight-line basis (which approximates the effective interest method) over the term of the related borrowings.

Self-Insurance Programs

La Quinta uses a paid loss retrospective deductible insurance plan for general and auto liability and workers' compensation loss exposure related to its lodging operations. Predetermined loss limits have been arranged with insurance companies to limit the per occurrence cash outlay.

Hotel employees and their dependents are covered by a self-insurance program for major medical and hospitalization coverage, which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts are self-insured by the companies.

Shareholders' Equity

The outstanding shares of LQ Properties' common stock and LQ Corporation's common stock are only transferable and tradable in combination as a paired unit consisting of one share of La Quinta's common stock and one share of LQ Corporation's common stock. However, LQ Corporation owns 1,305,000 unpaired shares of LQ Properties as a result of the Santa Anita Merger in 1997. As a result of the restructuring described above, the 1,305,000 unpaired shares of LQ Properties owned by LQ Corporation will be cancelled effective January 2, 2002.

Revenue Recognition

LQ Properties rental income from operating leases is recognized on a straight-line basis over the life of the respective lease agreements. Interest income on real estate mortgages is recognized on the accrual basis, which approximates the effective interest method. Rental and interest income due from leasees or borrowers that are not solvent is recorded only as payment is received.

La Quinta's hotel revenues are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. Hotel revenues are recognized as earned. The impact of customer incentive discounts and rebate programs are recognized as a reduction of revenue as incurred and are included in the calculation of average room rate and revenue per available room.

During 2000, La Quinta commenced its franchising program. La Quinta receives royalty, marketing and reservation fees in connection with the franchise of La Quinta® brands. These fees are generally based on a percentage of hotel room revenues and accrued as the underlying franchisee revenue is earned. La Quinta also receives initial franchise fees, which are recognized as revenue when all material services or conditions relating to the sale of a franchise have been substantially performed.

Customer Loyalty Program

As of December 31, 2001, La Quinta's balance sheet included a liability of approximately $2,500,000 related to unexpired outstanding "free night" certificates which have been issued to customers earning a specified number of credits for previous stays at La Quinta hotels. The estimated liability is based on historical redemption experience, the number of outstanding certificates and the estimated incremental cost of providing a room.

Seasonality

The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of newly constructed hotels and the timing of any hotel acquisitions or sales may cause variation of revenue from quarter to quarter.

Earnings Per Share

Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the period presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period presented. The diluted earnings per share computations also include options to purchase common stock that were outstanding during the period. The number of shares outstanding related to the options has been calculated by application of the "treasury stock" method. See note 17 for more detailed disclosure regarding the applicable numerators and denominators used in the earnings per share calculations.

Stock-Based Compensation

Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), provides companies an alternative to accounting for stock-based compensation as prescribed under Accounting Principles Board Opinion No. 25 ("APB 25"). SFAS No. 123 encourages, but does not require, companies to recognize expense for stock-based awards based on their fair value at date of grant. SFAS No. 123 allows companies to follow existing accounting rules (intrinsic value method under APB 25) provided that pro forma disclosures are made of what net income and earnings per share would have been had the new fair value method been used. The companies have elected to adopt the disclosure requirements of SFAS No. 123, but will continue to account for stock-based compensation under APB 25.

Fair Value of Financial Instruments

Management has estimated the fair value of its financial instruments using available market information and various valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimated values for La Quinta Properties and La Quinta Corporation as of December 31, 2001 and 2000 are not necessarily indicative of the amounts that could be realized in current market exchanges.

Income Taxes

LQ Properties has elected to be taxed as a REIT under the Code and believes it has met all the requirements for qualification as such. Accordingly, LQ Properties will generally not be subject to federal income taxes on amounts distributed to shareholders, provided it distributes annually at least 90% of its REIT taxable income (determined without regard to its dividends paid deduction and by excluding net capital gain) and meets certain other requirements for qualifying as a REIT. Therefore, generally no provision for federal income taxes is believed necessary in the financial statements of LQ Properties except for certain transactions resulting in capital gains which may require a federal tax provision and for subsidiaries taxable as C-corporations. LQ Properties utilizes taxable REIT subsidiaries to conduct the operations of TeleMatrix, Inc. and hold certain assets which LQ Properties could not hold directly. LQ Properties has accrued and paid federal and state income taxes on the earnings of such subsidiaries.

The reported amount of the companies' net assets exceeded their tax basis by approximately $1,096,443,000 and $1,347,805,000 as of December 31, 2001 and 2000, respectively.

LQ Corporation income tax expense (benefit) is based on reported earnings before income taxes. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting and such amounts recognized for tax purposes, which requires recognition of deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the tax rates in effect for the year in which the differences are expected to reverse. For taxable years ending on or before December 31, 2001, LQ Corporation recorded valuation allowances for its deferred tax assets, as it did not anticipate recognizing the benefit of those assets within the paired-share structure. Beginning with the first quarter of 2002, the restructuring should enable the companies to recognize the benefit of their deferred tax assets, which will no longer be offset by valuation allowances.

Derivatives

La Quinta used interest rate swap agreements to manage exposure to interest rate risk during the year. Upon adoption of the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," La Quinta recognizes all derivatives as either assets or liabilities measured at fair value and that depending on the nature of the hedge, changes in the fair value of the derivative be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings and any derivatives that are not hedges are adjusted to fair value through income. The companies did not obtain hedge accounting for derivatives; therefore, the companies' derivatives were carried at fair value on the balance sheet and changes in the fair value were recognized in current period earnings. As of December 31, 2001 the companies have no derivative instruments.

Newly Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The Statement requires that long-lived assets to be disposed of other than by sale be considered held and used until they are disposed of. SFAS No. 144 requires that long-lived assets to be disposed of by sale be accounted for under the requirements of SFAS No. 121. SFAS No. 121 requires that such assets be measured at the lower of carrying amounts or fair value less cost to sell and to cease depreciation (amortization). SFAS No. 144 requires a probability-weighted cash flow estimation approach in situations where alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range of possible future cash flow amounts are estimated. As a result, discontinued operations will no longer be measured on a net realizable basis, and future operating losses will no longer be recognized before they occur. Additionally, goodwill will be removed from the scope of SFAS No. 144. As a result, goodwill will no longer be required to be allocated to long-lived assets to be tested for impairment. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The companies are not currently affected by this Statement's requirements.

On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. An entity shall recognize the cumulative effect of adoption of SFAS No. 143 as a change in accounting principle. The companies are not currently affected by this Statement's requirements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," collectively referred to as the "Standards." SFAS 141 supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." SFAS 141 (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) requires that unamortized negative goodwill be written-off immediately as an extraordinary gain. SFAS 142 supersedes APB 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the forty-year limitation on the amortization period of intangible assets that have finite lives. The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment acquired prior to July 1, 2001 accounted for using the equity method (equity-method negative goodwill), must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain.

The companies will adopt SFAS 142 on January 1, 2002. Accordingly, the companies have identified two components of goodwill and assigned the carrying value of these components to two of its reporting units, La Quinta lodging and TeleMatrix. At January 1, 2002, the companies had goodwill of $248,358,000 related to La Quinta lodging and $18,599,000 related to TeleMatrix. The companies have completed the two step process prescribed by SFAS 142 for (1) testing for impairment and (2) determining the amount of impairment loss related to goodwill associated with these two reporting units. Accordingly, in January 2002 the companies anticipate recording a charge to earnings that will be reported as a cumulative effect of the change in accounting principle of approximately $258,977,000 to reflect the adjustment to goodwill and as a result, the companies anticipate an annual decrease in amortization of goodwill and a corresponding annual increase to net income of $16,471,000. Going forward, the companies will test goodwill for impairment annually or more frequently if the occurrence of an event or circumstance indicate potential impairment.

The companies have also identified intangible assets related to its lodging brands, La Quinta Inns® and La Quinta Inn & Suites® with a carrying value of approximately $81,150,000. As part of its recent legal and tax restructuring, more fully described in note 22 to these Combined Consolidated Financial Statements, the companies determined that there was no indication of impairment on these intangible assets. The companies are in the process of determining the useful lives of these intangible assets and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

In addition, the companies have an intangible asset with a carrying value of $553,000 at January 1, 2002 resulting from a five-year non-compete agreement executed as part of its 1999 acquisition of TeleMatrix. The companies have determined that there is no indication of impairment related to this asset and that the five-year life assigned to the asset is appropriate. Going forward, the companies will test these intangibles for impairment annually or more frequently if the occurrence of an event or circumstance indicate impairment.

In January 2001, the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") reached a consensus (the "Consensus") on a portion of the EITF Issue No. 00-22 "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." The Consensus addresses the recognition of a cash rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of cost. In January 2001, LQ Corporation implemented a customer retention program which provides a cash rebate. In accordance with the Consensus, LQ Corporation classified such cash rebates or refunds as a reduction of revenues. The EITF also addresses incentive or loyalty programs such as the "La Quinta Returns Club." LQ Corporation has historically reported the cost that it would refund the hotel for the free night as offsetting components of marketing expense and lodging revenues and reflected a zero economic impact of the "free night stay." In 2001, LQ Corporation has netted these revenues and costs, resulting in no financial statement impact of the transaction. The 2000 comparable marketing expense and lodging revenue components have been reclassified to conform to the fiscal year 2001 financial statement presentation. The companies will re-evaluate the impact of the final consensus of the EITF on the companies' accrual of the "minimal" value of a night's stay award and will make any necessary adjustments and revision to accounting policy upon implementation of EITF Issue No. 00-22.

Reclassification

Certain reclassifications have been made to the 1999 and 2000 presentation to conform to the 2001 presentation.

Note 2. Supplemental Cash Flow Information

Details of the net changes in other assets and liabilities for the companies (excluding non-cash items, deferred income recognized in excess of cash received and changes in restricted cash and related liabilities) follow:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Change in fees, interest and other receivables	$(32,434)	$ 11,420	$ (2,922)
Change in other assets	7,470	(17,108)	(28,357)
Change in accrued expenses and other liabilities	12,941	8,715	(33,585)
	$(12,023)	$ 3,027	$(64,864)

Details of other non-cash items follow:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Impairment of assets held for sale	$ 63,533	$ 76,775	$ 48,344
Impairment of assets held for use	29,217	26,421	—
Impairment of real estate mortgage and loans receivable	22,597	83,633	14,826
Straight-line rent	—	(1,050)	(3,357)
Provision for loss on interest and other receivables	14,713	5,146	4,606
Accelerated amortization of unearned compensation	—	5,240	—
Provisions for loss on equity securities	—	50,279	—
Paired share intangible write-off	169,421	—	—
Write-off of software development costs	—	—	3,998
Other	(127)	(943)	358
Total other non-cash items	$299,354	$245,501	$ 68,775

Details of interest and income taxes paid and non-cash investing and financing transactions follow:

The La Quinta Companies:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Interest paid during the period	$114,369	$193,147	$241,115
Interest capitalized during the period	1,633	824	7,116
Non-cash investing and financing transactions:			
Non-cash proceeds of asset sale (see note 5)	32,862	53,900	—
Accumulated depreciation and impairment on assets sold	281,467	95,801	27,425
Increase in real estate mortgages net of participation reduction	7	147	431
Allowance for loan losses on prepaid mortgages	—	46,149	—
Change in market value of equity securities	(119)	(54,749)	(12,503)
In connection with the TeleMatrix merger:			
Fair value of assets acquired	—	—	8,436
Excess purchase consideration over estimated fair market value of assets acquired	—	—	21,986
Liabilities assumed	—	—	(5,422)
Value of the issuance of Preferred Shares	$ —	$ —	$ 25,000

La Quinta Properties, Inc.:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Interest paid during the period	$114,170	$192,738	$240,023
Interest capitalized during the period	1,561	593	6,223
Non-cash investing and financing transactions:			
Non-cash proceeds of asset sale (see note 5)	32,862	53,900	—
Accumulated depreciation and impairments on assets sold	281,467	95,801	27,425
Increase in real estate mortgages net of participation reduction	7	147	431
Allowance for loan losses on prepaid mortgages	—	46,149	—
Change in market value of equity securities	(119)	(54,749)	(12,503)
In connection with the TeleMatrix merger:			
Fair value of assets acquired	—	—	8,436
Excess purchase consideration over estimated fair market value of assets acquired	—	—	21,986
Liabilities assumed	—	—	(5,422)
Value of the issuance of preferred shares	$ —	$ —	$ 25,000

La Quinta Corporation:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Interest paid during the period	$199	$409	$1,092
Interest capitalized during the period	72	231	893

Note 3. Other Mergers and Acquisitions

On October 7, 1999, LQ Properties acquired TeleMatrix, Inc., a provider of telephone software and equipment for the lodging industry ("TeleMatrix"). Total consideration approximated $26,341,000 and was comprised of 1,000 shares of 9% Series B Cumulative Redeemable Convertible Preferred Stock valued at $25,000,000, acquisition costs and liabilities assumed. In addition, LQ Properties entered into a $1,000,000, five-year non-compete agreement with the former owner of TeleMatrix. The excess of the purchase price over fair market value of the net assets acquired of approximately $21,986,000 was recorded as goodwill and is being amortized over 15 years. This acquisition has been accounted for under the purchase method and, accordingly, operations of TeleMatrix are included in the lodging revenue and expense categories of the combined and consolidated statements since consummation of the acquisition.

Note 4. Discontinued Operations

During November 1998, the Boards of Directors of LQ Properties and LQ Corporation approved a comprehensive restructuring plan. Significant components of the restructuring plan included the sale of Cobblestone Golf Group, which consisted of 43 golf properties and related operations and the Santa Anita Racetrack and adjacent property. Accordingly, operating results for Cobblestone Golf Group and the Santa Anita Racetrack were reclassified and reported as discontinued operations.

On December 10, 1998, the companies sold certain assets, leases and licenses used in connection with the horseracing business conducted at Santa Anita Racetrack and recorded a loss on sale of $67,913,000 for the year ended December 31, 1998. During the year ended December 31, 1999, the companies recorded an adjustment of $2,961,000. This adjustment in the estimated loss on disposal resulted from working capital purchase price adjustments and differences in estimated costs of sale.

The companies recorded a provision for loss on the disposition of Cobblestone Golf Group of approximately $237,035,000, including estimated income taxes of $56,848,000, as of December 31, 1998 based on the estimated proceeds to be realized on sale. On December 31, 1998, the net assets subject to sale totaled $305,416,000 and were classified as net assets of discontinued operations on the combined consolidated balance sheet. On March 29, 1999, the companies sold the Cobblestone Golf Group for $393,000,000. During the year ended December 31, 1999, the companies recorded a gain of approximately $27,452,000 to adjust the estimated loss on disposal of the Cobblestone Golf Group. This change resulted primarily from a revision of the provision for income taxes payable with respect to recognized built-in gains, working capital purchase price adjustments and differences in estimated costs of sale.

Combined operating results of discontinued golf operations for the period of January 1, 1999 through the date of sale, March 29, 1999 (exclusive of any interest expense, depreciation and corporate charges), follow:

(In thousands)	Cobblestone Golf Group
Revenues	$22,694
Operating expenses	20,536
Contribution	2,158
Other expenses	6,260
Loss before income taxes	(4,102)
Income tax benefit	—
Net loss	$(4,102)

Note 5. Real Estate Investments

The following is a summary of the companies' real estate investments:

	December 31,	
(In thousands)	2001	2000
Land	$ 356,729	$ 393,083
Buildings and improvements, net of accumulated depreciation of $295,206 and $240,356 and other impairments of $8,683 and $26,751	1,927,277	2,231,267
Real estate mortgages and notes receivable, net of impairments of $24,171 and $53,640	82,853	222,571
Assets held for sale, net of accumulated depreciation of $31,800 and $128,301 and impairments of $110,370 and $99,902	214,314	505,755
	$2,581,173	$3,352,676

During the year ended December 31, 2001, the companies incurred $86,003,000 in capital improvements related to the lodging segment. Additionally, during the year ended December 31, 2001, the companies recorded depreciation expense and write-offs of $97,537,000 on lodging real estate. Total impairments on the companies' investment in lodging real estate recorded for the year ended December 31, 2001 were $54,018,000 for impairments on assets held for sale and $8,683,000 on assets held for use. As of December 31, 2001 and 2000, the total impairment balance on the investment in lodging facilities was $54,855,000 and $3,131,000, respectively.

During the year ended December 31, 2001, the companies sold six hotels and other lodging related properties with net book values of $12,915,000 (net of impairments of $10,976,000). Net proceeds on these transactions totaled $13,000,000. In addition, the companies received net proceeds of $13,178,000 related to the condemnation of two hotels during 2001.

The companies received $132,773,000 in principal payments on mortgages receivable during the year ended December 31, 2001 comprised of:

- $1,876,000 in monthly principal payments;
- $29,005,000 in partial principal prepayments; and
- $101,892,000 in principal payments on mortgages with a net book value of $101,611,000 (net of impairment balances of $30,965,000 previously recorded by the companies) received as a result of real estate asset transactions entered into by the companies pursuant to the Five Point Plan.

These transactions resulted in a net gain of $3,260,000.

Also during the year ended December 31, 2001, the companies sold 99 healthcare facilities comprised of real estate and other assets with net book values of $493,252,000 (net of previously recorded impairments of $89,373,000). Net proceeds on these transactions totaled $498,897,000 and consisted of:

- $466,035,000 in cash;
- $2,990,000 of assumed debt; and
- $29,872,000 of subordinated indebtedness due in 2006, net of a discount of $5,128,000 (on the difference between the 9.0% stated rate of interest and the 13.0% imputed interest rate).

These transactions resulted in a net gain of $5,645,000.

Total impairments of healthcare real estate assets, mortgages and notes receivable recorded during the years ended December 31, 2001, 2000 and 1999 were $52,646,000, $183,698,000 and $63,170,000, respectively. As of December 31, 2001 and 2000, the total impairment balance was $88,369,000 and $177,162,000, respectively.

The following details changes in the net book value of real estate investments for the years ended December 31, 2001 and 2000:

(In thousands)	Year Ended December 31, 2001	2000
Net book value of investment in real estate assets at beginning of period, net	$3,352,676	$4,672,659
Lodging		
Capital improvements	86,003	36,092
Depreciation expense and write-offs	(97,537)	(103,113)
Impairment on assets held for sale	(54,018)	(1,296)
Impairment on assets held for use	(8,683)	(1,835)
Net book value of assets sold/condemned	(28,842)	(3,610)
Healthcare		
Mortgages:		
Principal payments	(1,876)	(6,795)
Construction loan funding	—	161
Net book value of partial principal prepayments	(26,019)	(1,586)
Net book value of mortgages repaid	(101,611)	(761,902)
Impairment on real estate mortgages and notes receivable	(22,597)	(83,633)
Increase in real estate mortgages net of participation reduction	7	—
Other adjustments	12,378	16,406
Sale/lease-back assets:		
Construction funding	—	4,039
Depreciation expense	(4,809)	(24,117)
Impairments on assets held for sale	(9,515)	(75,479)
Impairments on assets held for use	(20,534)	(24,586)
Net book value of real estate assets sold	(493,850)	(285,751)
Other adjustments to real estate investments	—	(2,978)
Net book value of investment in real estate assets at end of period, net	$2,581,173	$3,352,676

The impairment adjustment activity for real estate investments for the years ended December 31, 2001 and 2000 is summarized as follows:

(In thousands)	Buildings and Improvements	Real Estate Mortgages and Notes Receivable	Assets Held for Sale	Total
Balance at December 31, 1999	$ 12,330	$ 32,415	$ 71,266	$ 116,011
Impairments recorded	26,421	83,633	76,775	186,829
Transfer to held for sale	(12,000)	—	12,000	—
Assets sold	—	(46,149)	(63,149)	(109,298)
Other adjustments	—	(16,259)	3,010	(13,249)
Lodging impairments at December 31, 2000	1,835	—	1,296	3,131
Healthcare impairments at December 31, 2000	24,916	53,640	98,606	177,162
Total impairment balance at December 31, 2000	26,751	53,640	99,902	180,293
Impairments recorded	29,217	22,597	63,533	115,347
Transfer to held for sale	(46,159)	—	46,159	—
Assets sold	(1,126)	(39,688)	(99,224)	(140,038)
Other adjustments	—	(12,378)	—	(12,378)
Lodging impairments at December 31, 2001	8,683	—	46,172	54,855
Healthcare impairments at December 31, 2001	—	24,171	64,198	88,369
Total impairment balance at December 31, 2001	$ 8,683	$ 24,171	$110,370	$ 143,224

Impairment of Real Estate Assets

At December 31, 2001 and 2000, the companies classified certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions expected to close in the next twelve months. Based on estimated net sale proceeds, the companies recorded an impairment on assets held for sale of $63,533,000, $76,775,000 and $48,344,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, the companies recorded an impairment of $29,217,000, $26,421,000, and $0 for the years ended December 31, 2001, 2000 and 1999, respectively, on real estate assets held for use where current facts, circumstances and analysis indicated that the assets might be impaired. The lodging assets classified as held for sale at December 31, 2001 had combined earnings before income taxes, depreciation and amortization of $3,023,000 for the year ended December 31, 2001. The healthcare sale/leaseback assets classified as held for sale at December 31, 2001 had combined lease income of $18,368,000 for the year ended December 31, 2001.

As of December 31, 2001 and 2000, the companies had an impairment balance of $110,370,000 and $99,902,000, respectively, related to assets held for sale, and $8,683,000 and $26,751,000, respectively, pertaining to properties held for use.

Impairment of Mortgage Loans

During the years ended December 31, 2001, 2000 and 1999, the companies recorded an impairment related to the mortgage portfolio of $22,597,000, $83,633,000 and $14,826,000, respectively (of which $12,378,000 related to working capital and other notes receivables classified as fees, interest and other receivables in 2001). As of December 31, 2001 and 2000, the companies had $24,171,000 and $53,640,000, respectively, in loan valuation reserves primarily relating to mortgage loans in the portfolio.

The companies continue to evaluate the assets in its total portfolio as well as to pursue an orderly disposition of a significant portion of its healthcare assets. There can be no assurance if or when sales will be completed or whether such sales will be completed on terms that will enable the companies to realize the full carrying value of such assets.

The following table details the real estate portfolio by type of facility as of December 31, 2001:

Portfolio by Type

(In thousands, except number of properties and percentages)	Gross Investment	Net Book Value(2)	# of Operating Properties	% of Portfolio	Mortgages	# of Properties	Leases	# of Leases
Lodging Portfolio:								
Hotel(1)	$2,708,995	$2,345,314	292					
Healthcare Portfolio:								
Assisted Living	256,989	240,405	66	74%	$ 35,435	3	$204,970	63
Long-Term Care and Other	59,207	57,611	3	18%	45,377	2	12,234	1
Medical Office Buildings	26,212	26,212	3	8%	26,212	3	—	—
	342,408	324,228	72	100%	107,024	8	217,204	64
Impairment	—	(88,369)	—		(24,171)		(64,198)	
	342,408	235,859	72		$ 82,853		$153,006	
Total Real Estate Portfolio	$3,051,403	$2,581,173	364					

(1) The lodging portfolio net book value is net of the impairment balance of $54,855,000.

(2) Net book value shown includes non-operating properties and undeveloped land.

LQ Properties monitors credit risk for its healthcare portfolio by evaluating a combination of publicly available financial information, information provided by the operators themselves and information otherwise available to LQ Properties. The financial condition and ability of these healthcare operators to meet their rental and other obligations will, among other things, have an impact on LQ Properties' revenues, net income (loss), its ability to make distributions to its shareholders and meet debt obligations. Operators of assisted living facilities are experiencing longer fill-up periods and are being impacted by concerns regarding the potential of over-building, increased regulation and the use of certain accounting practices. Accordingly, many of these operators have announced decreased earnings or anticipated earnings shortfalls and have experienced a significant decline in their stock prices. These factors have had a detrimental impact on the liquidity of some assisted living operators, which has slowed their growth plans and may have a negative effect on their operating cash flows and ability to pay their rent or mortgage obligations to LQ Properties.

Operators in Bankruptcy

As of December 31, 2001, we had exposure to CareMatrix Corporation ("CareMatrix"), an operator, who filed for protection under Chapter 11 on November 11, 2000. As of December 31, 2001, the net assets related to mortgage financing of the three healthcare facilities operated by CareMatrix had a net book value before impairment of $35,292,000. Interest income of $3,431,000 was recorded on a cash basis during the year ended December 31, 2001.

We continue to monitor CareMatrix and have not come to a definitive agreement with them. Our management has initiated various actions to protect the companies' interests under its mortgages, including the draw down and renegotiation of certain escrow accounts and agreements. While the earnings capacity of certain facilities has been reduced and the reductions may extend to future periods, we believe that we have recorded appropriate impairment provisions based on our assessment of current circumstances. However, upon changes in circumstances, including but not limited to possible foreclosure, there can be no assurance that our investments in these healthcare facilities would not be written down below current carrying value based upon estimates of fair value at such time.

Note 6. Other Assets

Other assets include investments in equity securities classified as available for sale, La Quinta intangible assets and the TeleMatrix non-compete agreement, furniture, fixtures and equipment and other receivables.

In January 2001, LQ Properties sold its investment in Nursing Home Properties Plc ("NHP Plc"), a property investment group which specializes in the financing, through sale/leaseback transactions, of nursing homes located in the United Kingdom. The investment included approximately 26,606,000 shares of NHP Plc, representing an ownership interest in NHP Plc of 19.99%, of which LQ Properties had voting rights with respect to 9.99%. LQ Properties sold its investment in NHP Plc for net proceeds of $7,737,000 and recorded a charge to earnings of $22,000 for the difference in the net book value and the selling price of the stock. LQ Properties had recorded a loss on its equity investment through December 31, 2000 of $49,445,000.

The investment in equity securities classified as available for sale also includes 1,081,000 shares of Balanced Care Corporation, a healthcare operator with an initial cost of $1,105,000 of investment. In 2000, LQ Properties recorded a charge to earnings of $834,000, the difference between the carrying value and market value of this investment at December 31, 2000, in accordance with SFAS 115. This investment had a market value of $152,000 and $271,000 at December 31, 2001 and 2000. During 2001, a net adjustment to accumulated other comprehensive income of $119,000 was recorded to reflect the unrealized loss on this investment.

Intangible assets consist of the La Quinta tradename and the TeleMatrix non-compete agreement which had net book values at December 31, 2001 of $81,150,000 and $553,000, respectively. At December 31, 2000, intangible assets consisted of the La Quinta tradename, assembled workforce and the TeleMatrix non-compete agreement which had net book values of $86,055,000, $1,696,000 and $753,000, respectively.

Note 7. Fees, Interest and Other Receivables

On May 31, 2001, the companies sold a note receivable with a carrying value of $30,810,000 (net of a previously recorded reserve of $21,284,000). The companies received total proceeds of $31,974,000 from the sale and recorded a net gain of approximately $1,165,000.

The companies provide for a valuation allowance against their receivables on a periodic basis. As of December 31, 2001 and 2000 the valuation allowance provided against other assets and receivables aggregated approximately $34,604,000 and $33,100,000, respectively.

Note 8. Shares of Beneficial Interest/ Common Shares

For the years ended December 31, 2001 and 2000, no distributions were made to Common Shareholders. Total distributions to Common Shareholders during the year ended December 31, 1999 included a return of capital per share of

9.4%. The 1999 distributions also included unrecaptured Internal Revenue Code Section 1250 depreciation from real property of 0.3% per share.

The Series A Preferred Stock is entitled to quarterly dividends at the rate of 9% per annum of the $250 per share liquidation preference. On and after June 17, 2003, the Series A Preferred Stock may be redeemed for cash at the option of LQ Properties, in whole or in part, at a redemption price of $250 per share, plus accrued and unpaid dividends, if any, to the redemption date. The 2001, 2000 and 1999 distributions also included unrecaptured Internal Revenue Code Section 1250 depreciation from real property of 49.8%, 0.0% and 0.3% per share, respectively.

During 1999, LQ Properties issued 1,000 shares of 9% Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") with a par value of $0.10 per share in connection with the acquisition of TeleMatrix, Inc. The Series B Preferred Stock is entitled to quarterly dividends at the rate of 9% per annum of the $25,000 per share liquidation preference. On and after October 7, 2004, the Series B Preferred Stock may be redeemed for cash at the option of LQ Properties, in whole or in part, at a redemption price of $25,000 per share, plus accrued and unpaid dividends, if any, to the redemption date. The Series B Preferred Stock is convertible, at the option of the holder, into Paired Common Shares on October 7, 2004 or the first day that dividends on any shares of Series B Preferred Stock are in arrears for six or more dividend periods. Each share of Series B Preferred Stock converts into 2,680 Paired Common Shares. The conversion ratio may be adjusted from time to time as defined. Total distributions to holders of Series B Preferred Stock during the years ended December 31, 2001 and 2000 included unrecaptured Code Section 1250 depreciation from real property of 0.0% and 0.0% per share, respectively.

The following classes of Preferred Stock, Excess Stock and Series Common Stock are authorized as of December 31, 2001; no shares were issued or outstanding at December 31, 2001 and 2000:

- La Quinta Corporation Preferred Stock $0.10 par value; 6,000,000 shares authorized;
- La Quinta Properties, Inc. Excess Stock $0.10 par value; 25,000,000 shares authorized;
- La Quinta Corporation Excess Stock $0.10 par value; 25,000,000 shares authorized;
- La Quinta Properties, Inc. Series Common Stock $0.10 par value; 30,000,000 shares authorized; and
- La Quinta Corporation Series Common Stock $0.10 par value; 30,000,000 shares authorized.

Note 9. Fair Value of Financial Instruments

Fair value estimates are subjective in nature and are dependent upon a number of significant assumptions associated with each financial instrument or group of financial instruments. Because of a variety of permitted calculations and assumptions regarding estimates of future cash flows, risks, discount rates and relevant comparable market information, reasonable comparisons of the companies' fair value information with other companies cannot necessarily be made.

The following methods and assumptions were used for real estate mortgages and long-term indebtedness to estimate the fair value of financial instruments for which it is practicable to estimate value:

The fair value of real estate mortgages has been estimated by discounting future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Due to early repayment of approximately $130,897,000 of real estate mortgages and impairment provisions of $22,597,000 taken during the year ended December 31, 2001, the fair market value of real estate mortgages remaining in the portfolio approximate the $82,853,000 carrying value of these mortgages at December 31, 2001. Due to early repayment of approximately $761,902,000 of real estate mortgages and impairment provisions of $83,633,000 taken during the year ended December 31, 2000, the fair market value of real estate mortgages remaining in the portfolio approximate the $222,571,000 carrying value of these mortgages at December 31, 2000.

Rates currently available to the companies for debt with similar terms and remaining maturities and the quoted market price for the companies' publicly traded convertible debentures were used to estimate fair value of existing debt. The fair value of the companies' indebtedness amounted to approximately $982,130,000 and $1,421,521,000 as of December 31, 2001 and 2000, respectively. The carrying value of these convertible debentures and other debt was $999,748,000 and $1,596,349,000 as of December 31, 2001 and 2000, respectively.

The following table summarizes the underlying notional amounts and fair values of interest rate swap agreements as of December 31 (in thousands):

2001		2000	
Notional Amount	Fair Value	Notional Amount	Fair Value
—	—	$400,000	$1,000

Note 10. Indebtedness

Indebtedness at December 31, 2001 and 2000 is as follows:

(In thousands)	2001	2000
Notes payable, net:		
Principal payments aggregating $106,000 due from August 2002 to September 2015, bearing interest at rates between 7.510% and 8.625%	$ 92,752	$ 106,000
Principal payments aggregating $75,050 due in July 2001, bearing interest at 7.6%	—	75,050
Principal payments aggregating $48,200 due in October 2001, bearing interest at 7.11%	—	48,200
Principal payments aggregating $100,000 due in March 2004, bearing interest at 7.25%	100,369	100,539
Principal payments aggregating $100,000 due in September 2005, bearing interest at 7.40%	99,964	99,955
Principal payments aggregating $50,000 due in February 2007, bearing interest at 7.27%	50,000	50,000
Principal payments aggregating $160,000 due in August 2007, bearing interest at 7%	160,000	160,000
Principal payments aggregating $50,000 due in April 2008, bearing interest at 7.33%	50,000	50,000
Principal payments aggregating $150,000 due in August 2011, (redeemable in August 2004 at the option of the note holder) bearing interest at 7.114%	150,000	150,000
Principal payments aggregating $175,000 due in September 2026, (redeemable in September 2003 at the option of the note holder) bearing interest at 7.82%	140,644	175,000
Other	2,500	2,500
	$846,229	$1,017,244
Convertible debentures, net:		
7.5% interest, convertible at $30.11 per share, due March 2001	$ —	$ 82,992
9% interest, convertible at $22.47 per share, due January 2002	—	2,370
8.56% interest, convertible at $27.15 per share, due July 2002	—	51,666
	$ —	$ 137,028
Bank notes payable, net:		
Term loan due July 17, 2001	$ —	$ 400,000
Term loan due May 31, 2003	145,020	—
	$145,020	$ 400,000
Bonds and mortgages payable, net:		
Mortgage notes, interest ranging from 4.42% to 10.39%, monthly principal and interest payments ranging from $33 to $95 and maturing from March 2001 through March 2033, collateralized by four and ten facilities, respectively	$ 8,499	$ 15,706
Manatee County, Florida Industrial Development Revenue Bonds, Series 1995, annual principal payments ranging from $120 in 2001 to $240 due in December 2015, bearing interest at 7.35%, collateralized by one facility	—	3,115
Mortgage loans maturing in October and November of 2001, 5.38% and 9.89%, respectively, weighted average effective interest rate	—	2,646
Industrial Development Revenue Bonds, maturing August 2001 through February 2012, 4.24% and 3.53%, respectively, weighted average effective interest rates	—	20,610
	$ 8,499	$ 42,077
	$999,748	$1,596,349

The notes payable, convertible debentures, bank notes payable and bonds and mortgages payable are presented gross of unamortized debt issuance costs of $9,513,000 and $5,890,000 at December 31, 2001 and 2000, respectively. Amortization expense associated with the debt issuance costs amounted to $5,625,000, $8,342,000 and $13,130,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and is reflected in interest expense.

The companies had the following debt activity for the years ended December 31, 2001 and 2000:

(In thousands)	Notes Payable	Convertible Debentures	Bank Notes Payable	Bonds and Mortgages Payable	Total
December 31, 1999	$1,149,155	$ 185,863	$ 1,165,359	$113,387	$ 2,613,764
Repayment of principal	(131,750)	(48,835)	(1,017,359)	(63,649)	(1,261,593)
Borrowings	—	—	252,000	—	252,000
Debt assumed by third party	—	—	—	(7,661)	(7,661)
Other	(161)	—	—	—	(161)
December 31, 2000	1,017,244	137,028	400,000	42,077	1,596,349
Repayment of principal	(170,854)	(137,028)	(499,980)	(30,464)	(838,326)
Borrowings	—	—	245,000	—	245,000
Debt assumed by third party, (note 5)	—	—	—	(2,990)	(2,990)
Other	(161)	—	—	(124)	(285)
December 31, 2001	$ 846,229	$ —	$ 145,020	$ 8,499	$ 999,748

Notes Payable

During 2000, the companies repaid $87,254,000 of notes payable at maturity. In addition, the companies repurchased $44,496,000 of notes payable, resulting in a gain on early extinguishments of debt of $1,463,000.

On July 16, 2001, the companies repaid $75,050,000 in notes payable at maturity with proceeds from the Credit Facility, as defined below. On October 17, 2001, the companies repaid $48,200,000 of notes payable at maturity.

On July 3 and July 10, 2001, the companies repaid a combined $11,000,000 of notes payable scheduled to mature in August 2002 with proceeds from the Credit Facility. During the year ended December 31, 2001, the companies repaid a combined $34,357,000 of notes payable scheduled to mature in September 2026. On November 19, 2001, the companies repaid $2,247,000 of notes payable scheduled to mature in September 2003. These repurchases resulted in a gain on early extinguishments of debt of $935,000.

Convertible Debentures

On June 30, 2000, the companies repaid the 8.54% convertible debentures with a balance of $34,835,000 that were scheduled to mature on July 1, 2000. During 2000, the companies repurchased $14,000,000 of convertible debentures, which resulted in a gain on early extinguishments of debt of approximately $720,000.

The companies' convertible debentures with a balance of $82,992,000 matured on March 1, 2001 and were repaid with borrowings under the Tranche A revolving line of credit. On July 30, 2001, the companies redeemed the remaining $54,036,000 in convertible debentures that were scheduled to mature in January and July 2002 with proceeds from the Credit Facility.

Bank Notes Payable

Effective June 8, 2001, the companies terminated the 1998 credit facility and entered into a new credit agreement with a bank group which provided for a $150,000,000 term loan and a $200,000,000 revolving line of credit (the "Credit Facility"). Effective July 31, 2001, the revolving line of credit under the Credit Facility was increased to $225,000,000. Borrowings under the term loan initially bear interest at LIBOR plus 3.5% (5.4% at December 31, 2001). The Credit Facility matures on May 31, 2003 and may be extended under certain conditions at the companies' option. Approximately $202,677,000 (net of outstanding letters of credit) was available under the revolving line of credit at December 31, 2001. Borrowings under the revolving line of credit currently bear interest at LIBOR plus 3.25%. At December 31, 2001, there were no borrowings under the revolving line of credit.

Through December 31, 2001, the companies have repaid $4,980,000 in principal on the Credit Facility from operating cash flow.

Tranche A Revolving Loan (1998 Credit Facility)

During the year ended December 31, 2000, the companies borrowed $252,000,000 from the Tranche A revolving loan and repaid approximately $917,359,000 of the balance. The companies had no borrowings outstanding on the Tranche A revolving loan at December 31, 2000.

During the year ended December 31, 2001, the companies borrowed $95,000,000 on the Tranche A loan to repay the convertible debentures which matured on March 1, 2001 and other debt. The balance of the borrowing on the line of credit was fully repaid in April 2001 with proceeds from the sale of healthcare assets and the facility was terminated in June 2001.

Tranche D Term Loan (1998 Credit Facility)

During 2000, the companies repaid $100,000,000 of its Tranche D term loan, resulting in a balance of $400,000,000 at December 31, 2000.

During the year ended December 31, 2001, the companies repaid $400,000,000 on the Tranche D term loan. The Tranche D term loan was fully repaid during 2001 with proceeds from the sale of certain healthcare assets and borrowings under the Credit Facility and was terminated.

Interest Rate Swap Agreement

At December 31, 2000, LQ Properties was a fixed rate payor of approximately 5.7% and received a variable rate of approximately 6.7%. Differentials in the swapped amounts were recorded as adjustments to interest expense of LQ Properties. Total interest (income) expense related to the swap agreement was approximately $4,070,000 and $4,101,000, respectively, for the years ended December 31, 2000 and 1999.

During 2000, the companies cancelled $350,000,000 of its interest rate swap agreement. At December 31, 2000, the companies were fixed rate payors of 5.7% under an interest rate swap agreement with an underlying notional amount of $400,000,000 and received a variable rate of 6.7%. Differentials in the swapped amounts were recorded as adjustments to interest expense of the companies during 2000.

Through June 25, 2001, the companies were fixed rate payors of 5.7% under an interest rate swap agreement with a notional amount of $400,000,000 and received a variable rate of 5.056%, which the companies settled on June 27, 2001. The swap agreement was measured at fair value at March 31, 2001 and recorded as a liability in accounts payable, accrued expenses and other liabilities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The interest rate swap was not designated as a hedging instrument and, accordingly, a net charge to earnings of $1,235,000 was recorded during the three months ended March 31, 2001, comprised of an increase in interest expense of approximately $2,092,000 and a partially offsetting entry to reflect the cumulative effect of a change in accounting principle (based on the fair value at January 1, 2001) of $856,000. Upon termination of the interest rate swap agreement on June 25, 2001, the companies decreased interest expense by $670,000, the difference between the fair value of the swap at settlement, $566,000, and the fair value at March 31, 2001.

Bonds and Mortgages Payable

During the year ended December 31, 2001, the companies repaid $30,464,000 in principal on bonds and mortgages payable from operating cash flow and borrowings under the line of credit. During the year ended December 31, 2000, the companies repaid $63,649,000 of bonds and mortgages payable. In addition, a bonds payable of $2,990,000 and $7,661,000, respectively, were assumed by third parties related to the sales of healthcare assets during the years ended December 31, 2001 and 2000.

The aggregate maturities of notes payable, convertible debentures, bank notes payable and bonds and mortgages payable for the five years subsequent to December 31, 2001 are as follows:

Year	*(In thousands)*
2002	$ 35,194
2003	303,719 (1)
2004	250,873 (2)
2005	116,061
2006 and thereafter	293,901
Total debt	$999,748

(1) Assumes $141 million of Notes due in 2026 are put to the companies.
(2) Assumes $150 million of Notes due in 2011 are put to the companies.

Note 11. Other Expenses

For the years ended December 31, 2001, 2000, and 1999, other expenses consisted of the following:

(In thousands)	2001	2000	1999
Restructuring:			
Employee severance and related employment costs	$22,450	$23,968	$25,000
Accelerated amortization of unearned compensation	—	5,240	—
Write-off of software development costs	—	—	3,998
Write-off of capitalized debt costs and swap breakage fees	—	—	6,026
Write-off of debt costs and other prepayment expenses	202	3,142	—
2002 paired share restructure expense	6,186	—	—
External consulting fees and other	950	301	6,184
Restructuring and related expenses	29,788	32,651	41,208
Other:			
Provision for loss on interest and other receivables	14,713	5,146	4,606
Bad debt recoveries	(3,178)	(2,060)	—
Other	1,173	—	—
Other	12,708	3,086	4,606
Total other expenses	$42,496	$35,737	$45,814

Restructuring

2002 Paired Share Restructure

During the year ended December 31, 2001, the companies recorded $6,186,000 of professional fees and other expenses incurred in connection with the corporate restructuring approved by the shareholders on December 20, 2001 (See note 1 and 22).

Five Point Plan

During the years ended December 31, 2001 and 2000, the companies' investments in healthcare properties mortgage receivables with net book values of $651,691,000 and $1,047,653,000 were sold or repaid prior to maturity. The majority of the remaining investments in healthcare properties are expected to be sold during 2002. In June 2000, the Boards approved a plan to reduce the number of employees by 14 as of December 31, 2000, including four officers, primarily in the financial and legal groups, of the companies' Needham, Massachusetts offices. For the years ended December 31, 2001 and 2000, the companies recorded $19,365,000 and $14,451,000 (including $2,779,000 of accelerated amortization of unearned compensation for the acceleration of vesting periods on 240,000 shares of restricted stock), respectively, of other expense related to severance and retention incentive compensation earned by the healthcare segment employees based on achievement of healthcare asset sale goals and compliance with specified employment terms in order to facilitate the sale of certain healthcare assets and closing of the Needham office by December 2002. Funding of the remaining exit costs, including accrued severance related costs, is expected to occur in 2002 as the sale of healthcare assets and closing of the Needham office ensue.

The companies incurred approximately $253,000 and $301,000, respectively, of professional fees during the year ended December 31, 2001 and 2000 related to the implementation of the Five Point Plan. In addition, during the year ended December 31, 2001 and 2000, the companies recorded a charge of $202,000 and $3,142,000, respectively, related to accelerated amortization of debt issuance costs and certain other expenses associated with the early repayment of debt and the reduction of the companies' revolving line of credit.

In January 2000, the companies executed a separation and consulting agreement with the former Chief Executive Officer, President and Treasurer of LQ Properties pursuant to which LQ Properties made a cash payment of approximately $9,460,000 (including consulting fees), converted 155,000 restricted Paired Common Shares into unrestricted Paired Common Shares (which resulted in approximately $2,461,000 of accelerated amortization of unearned compensation) and continued certain medical, dental and other benefits.

Lodging Cost Control Initiative and Other Charges

Effective December 31, 2001, the companies took steps to reduce lodging operating costs in response to the decline in economic conditions and the impact on the lodging industry. These steps included eliminating approximately 60 corporate positions from the lodging segment. In addition, in October 2001, the companies entered into separation agreements with the former Senior Vice President and General Counsel of the companies and the Senior Vice President-Human Resources. As a result, the companies recorded $3,085,000 of expenses related to severance and retention compensation for the year ended December 31, 2001. During the year ended December 31, 2001, the companies incurred approximately $697,000 of professional fees and other expenses in connection with development of certain of recurring costs savings initiatives and improved policies and procedures. During the year ended December 31, 2000, the companies recorded $2,836,000 in expenses related to certain lodging segment employment and severance agreements.

During the year ended December 31, 1999, the companies also recorded a charge of approximately $3,998,000 to write-off certain internal and external software development costs related to a front desk system under development for the lodging division based on La Quinta management's decision to abandon the project.

1998 Plan

In May 1999, the companies entered into a separation agreement with the former Director and Chairman of the companies and Chief Executive Officer and Treasurer of LQ Corporation. Under the terms of the separation agreement, the companies made severance payments totaling $25,000,000 in cash and continued certain life insurance benefits.

During the year ended December 31, 1999, the companies incurred approximately $12,210,000 of non-recurring costs associated with the development and implementation of the comprehensive restructuring plan adopted in November 1998 (the "1998 Plan"). These costs primarily relate to the early repayment and modification of certain debt, other advisory fees related to the 1998 Plan and the separation agreement.

Changes in accrued restructuring costs were as follows:

(In thousands)	Severance & Employment Costs	Other	Total
December 31, 1999	$ —	$2,125	$ 2,125
Expense recorded[(a)]	23,968	—	23,968
Payments	22,907	2,125	25,032
December 31, 2000	$ 1,061	$ —	$ 1,061
Expense recorded[(a)]	22,450	7,136	29,586
Payments	5,584	3,723	9,307
December 31, 2001	$17,927	$3,413	$21,340

(a) The companies wrote off debt costs and other prepayment expenses of $202,000 and $3,142,000, respectively, during the years ended December 31, 2001 and 2000 which were reflected as writedowns of other assets and therefore did not affect the restructuring accrual. Additionally, during the year ended December 31, 2000, the companies recorded restructuring expense related to the accelerated amortization of unearned compensation, included in the equity section of the balance sheet, of $5,240,000 which did not affect the restructuring accrual.

Other

During the years ended December 31, 2001, 2000 and 1999, the companies recorded provisions and other expenses of approximately $14,713,000, $5,146,000 and $4,606,000, respectively, on working capital and other receivables management considered uncollectible. The companies also recorded approximately $3,178,000 and $2,060,000 of bad debt recoveries during the years ended December 31, 2001 and 2000, respectively, related to receivables written-off in prior years.

Effective December 31, 2000, the companies terminated its non-qualified Trustee Retirement Plan (the "Retirement Plan") (See note 15). The companies recorded approximately $1,173,000 of expenses related to the impending settlement of the Retirement Plan in the year ended December 31, 2001.

Note 12. Lease Commitments

Lodging

The Participating Hotel Facility Leases between LQ Properties and LQ Corporation are generally long-term and provide for quarterly base or minimum rents plus contingent or percentage rents based on quarterly gross revenue thresholds for each hotel facility. LQ Corporation is generally responsible for paying all operating expenses of the hotel facilities while LQ Properties is responsible for costs attributable to real estate taxes and insurance. The leases are accounted for as operating leases. Total rental expense recognized by LQ Corporation to LQ Properties under such leases was approximately $275,359,000, $278,379,000 and $274,018,000 for the years ended December 31, 2001, 2000 and 1999, respectively, of which approximately $34,719,000, $45,651,000 and $50,715,000, respectively, was contingent rent. At December 31, 2001 and December 31, 2000, LQ Corporation owed LQ Properties $163,633,000 and $58,567,000, respectively, related to these hotel leases. LQ Corporation operates at a substantial loss due in part to the lease payments required to be made under the intercompany leases. Due to the unexpected shortfall in the operating revenues generated by the leased hotels, LQ Properties and LQ Corporation are considering modifying substantially all of the intercompany leases which would result in a decline in revenue for LQ Properties and a decline in expenses for LQ Corporation.

At December 31, 2001, LQ Properties' future minimum rents receivable from LQ Corporation under existing non-cancelable Participating Hotel Facility Leases, are as follows:

Year Ended December 31,	*(In thousands)*
2002	$240,746
2003	120,373
Total	$361,119

LQ Properties also leases properties it owns to third-parties, which are generally operated as restaurants. These leases are accounted for as operating leases and expire over a period from 2001 to 2021 and provide for minimum rent and contingent rent based on a percentage of annual sales in excess of stipulated amounts. Total properties rental income for 2001, 2000 and 1999 was $6,240,000, $6,182,000 and $7,188,000, respectively, of which $993,000, $393,000 and $1,109,000, respectively, was contingent rent.

LQ Properties' future minimum rents at December 31, 2001, to be received under non-cancelable operating leases, are as follows:

Year Ended December 31,	*(In thousands)*
2002	$ 4,883
2003	4,274
2004	3,786
2005	3,404
2006	2,713
Thereafter	8,108
Total	$27,168

LQ Properties is also committed to third-parties for certain ground lease arrangements which contain contingent rent provisions based upon revenues and also certain renewal options at fair market value at the conclusion of the initial lease terms. The leases extend for varying periods through 2014. Future minimum rental payments required under operating ground leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ended December 31,	(In thousands)
2002	$ 274
2003	274
2004	274
2005	197
2006	197
Thereafter	725
Total	$1,941

Total rent for ground leases was $474,000, $516,000 and $576,000 for 2001, 2000 and 1999, respectively.

LQ Corporation leases certain non-hotel real estate and equipment for the hotels' operations under various lease agreements. The leases extend for varying periods through 2009 and generally are for a fixed monthly amount. LQ Corporation's future minimum rents at December 31, 2001, payable under non-hotel non-cancelable operating leases, are as follows:

Year Ended December 31,	(In thousands)
2002	$ 2,582
2003	2,585
2004	1,738
2005	1,534
2006	1,534
Thereafter	4,092
Total	$14,065

Total rent expense for operating leases was approximately $2,887,000, $2,834,000 and $2,536,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Healthcare

LQ Properties' healthcare related property and facilities are generally leased pursuant to non-cancelable, fixed-term operating leases expiring from 2005 to 2011. The leases ordinarily provide multiple, five-year renewal options and the right of first refusal or the option to purchase the facilities at the greater of the fair market value or LQ Properties' investment at the end of the initial term of the lease or at various times during the lease.

The healthcare related lessees are required to pay aggregate base rent during the lease term and applicable debt service payments as well as additional rent (as defined in the lease agreements). All of the healthcare related leases are triple net which require the lessees to pay all taxes, insurance, maintenance and other operating costs of the land and facilities.

Future minimum rents, contractually obligated to be received by LQ Properties for healthcare related leases for the years subsequent to December 31, 2001, are as follows:

Year Ended December 31,	(In thousands)
2002	$ 20,765
2003	20,765
2004	20,765
2005	20,719
2006	20,002
Thereafter	26,219
Total	$129,235

Note 13. Commitments and Contingencies

At December 31, 2001, La Quinta had approximately $22 million of letters of credit required under certain insurance arrangements issued under its revolving credit facility. In addition, the companies issued a letter of credit in the amount of $4.8 million in January of 2002 to guarantee the payment of interest and principal on individual revenue bonds, which are the obligation of an unrelated third party. The guarantee of the bonds was a condition of the sale of a healthcare asset by the companies to the third party in September 1995. The letter of credit originally backing the bonds was drawn on in June 2001 to repurchase the bonds due to the refinancing of the 1998 Credit Facility. Therefore, as of December 31, 2001, the companies had recognized our funding of the draw on the letter of credit and recorded a receivable from the third party. In January 2002, the third party remarketed the bonds and repaid La Quinta upon which La Quinta was required to issue the $4.8 million letter of credit.

On December 7, 2000, a legal action was filed in the United States District Court for the District of Colorado, entitled Eric Potteiger v. La Quinta Inns, Inc. and The Meditrust Companies (Civ. Action No. 00-D-2456). On December 7, 2000, a legal action was filed in the District Court, Denver County, State of Colorado, entitled Amy Bronn and Mike Bronn v. La Quinta Inns, Inc. and The Meditrust Companies (Cause No. 00CV9364) (remanded to Colorado State Court in February, 2002). On March 29, 2001, a legal action was filed in the United States District Court for the District of Colorado, entitled Dawn Grawe v. La Quinta Inns, Inc. and The Meditrust Companies (Civ. Action No.–0552). The La Quinta Companies are named as defendants in each of the complaints. Plaintiffs in each of these suits seek to recover compensatory and punitive damages from us for injuries which they allegedly sustained in October 2000 as a result of carbon monoxide exposure which they experienced while guests at a La Quinta Inn & Suites. The companies have insurance coverage that may be available to cover some or all of the potential losses resulting from such incidents although losses characterized as punitive or similar damages may not be covered by customary insurance coverage such as ours. The companies believe that La Quinta Inns, Inc. has meritorious defenses to these lawsuits, as well as claims against non-parties to these lawsuits that may satisfy all or part of any potential liability that may be found against La Quinta Inns, Inc. We intend to vigorously contest and defend these cases.

On June 27, 2001, a complaint was filed in the United States District Court for the District of Massachusetts, entitled Steadfast Insurance Co. v. Meditrust Corp., et al., Civ. Action No. 01-CV-1115-MEL. On November 30, 2001 that complaint was amended, and the amended complaint was entitled Steadfast Insurance Co. v. La Quinta Properties, Inc., Civ. Action No. 01-CV-1115-MEL. The amended complaint was filed by plaintiff under seal. LQ Properties accepted service of the amended complaint on December 19, 2001. The plaintiff, which claims to be the subrogee or assignee of the claims of various entities, alleges purported causes of action including breach of contract, negligence, violation of 15 USC § 77l, violation of Mass. Gen. L. c. 110 § 410, negligent misrepresentation and violation of Mass. Gen. L. c. 93A, § 11, arising out of an alleged misrepresentation in the offering memorandum for Meditrust Corporation's 7.114% Exercisable Put Option Securities. The amended complaint seeks approximately $15 million plus other potential damages. The companies believe that LQ Properties has meritorious defenses to the lawsuit, as well as claims against non-parties to the lawsuit that may satisfy all or part of any potential liability that may be found against LQ Properties. We intend to vigorously contest and defend this case.

On January 4, 2002, a legal action was filed in the United States District Court for the Central District of California, entitled KSL Desert Resorts, Inc. v. La Quinta Corporation, et al., (No. CV-02-007 RT (SGLx)). LQ Corporation is named as defendant in the complaint. The plaintiff, which uses the name "La Quinta Resort & Club," claims that the companies have infringed its federal trademark, have falsely designated the origin of our goods and services, are diluting plaintiff's trademark, have committed California statutory and common law trademark infringement and have engaged in common law and statutory unfair competition. The plaintiff seeks an injunction to prevent the companies, our agents, servants, employees and our attorneys from using the mark "La Quinta" in Palm Springs, in the Coachella Valley or throughout the United States. The plaintiff also seeks to cancel our federal trademark registrations that include the phrase "La Quinta" and to require destruction of any items under our control, which include the phrase "La Quinta." The action remains in the pre-trial stage. We intend to vigorously contest and defend this case.

We are party to a number of other claims and lawsuits arising out of the normal course of business. Certain of these claims involve healthcare facilities owned, or formerly owned, by LQ Properties that are leased to and operated by third party operators. Although we require our third party operators to maintain insurance coverage, this insurance coverage may not be adequate to fully protect us. We have been notified that one of the companies providing such insurance coverage, Reliance Insurance Company, was ordered into liquidation on October 3, 2001. Although we cannot predict what effect this liquidation will have on pending claims, we do not consider our ultimate liability with respect to any of these claims or lawsuits, as well as any other claims and lawsuits arising in the normal course of our business, to be material in relation to our consolidated financial condition or operations.

LQ Properties had purchase commitments related to certain new construction and renovation projects in the lodging segment of approximately $17,509,000 at December 31, 2001.

Note 14. Restricted Stock and Stock Option Plan

The La Quinta Properties, Inc. Amended and Restated 1995 Share Award Plan (the "La Quinta Properties Plan") provides that the maximum number of Common Shares (the "La Quinta Properties Shares") that may be issued under the La Quinta Properties Plan shall not exceed the sum of 3,616,741 plus an amount equal to 5% of the La Quinta Properties Shares outstanding from time to time. The La Quinta Corporation Amended and Restated 1995 Share Award Plan (the "La Quinta Corporation Plan" and together with the La Quinta Properties Plan, the "Plans") provides that the maximum number of Common Shares (the "La Quinta Shares") that may be issued under the La Quinta Corporation Plan shall not exceed an amount equal to 5% of the La Quinta Corporation Shares outstanding from time to time.

Under each of the Plans, the maximum number stock appreciation rights that may be granted to an eligible person during any one year period shall not exceed 450,000, subject to certain adjustments. Also, under each of the Plans, awards are to be issued either as Options, Dividend Equivalents, Stock Appreciation Rights, Restricted Stock Awards, Performance Share Awards or Stock Bonuses (each, an "Award"). At December 31, 2001, under the La Quinta Properties Plan and the La Quinta Corporation Plan, 5,802,000 and 793,000 shares, respectively, were available for future grant.

Each Award expires on such date as determined by management and the Compensation Committee of the Boards of Directors (the "Committee"), but in the case of options or other rights to acquire Paired Common Shares, not later than 10 years after the date of the Award. Options granted under each of the Plans vest according to a schedule determined by the Committee. The Committee may authorize the deferral of any payment of cash or issuance of Paired Common Shares under each of the Plans at the election and request of a participant. Up to 4,000,000 shares are available under each of the Plans to be issued as incentive stock options. Directors, officers, employees and individual consultants, advisors or agents who render or who have rendered bona fide services to the companies are eligible to participate in the Plans.

The Committee has the discretion to accelerate or extend the exercisability or vesting of any or all such outstanding Awards within the maximum ten-year period, including in the event of retirement, death or termination of employment. Options outstanding at December 31, 2001 expire in 2001 through 2011.

Under each of the Plans, a like number of shares of the La Quinta Properties, Inc. Shares or La Quinta Corporation Shares, as the case may be, shall be purchased from the other corporation, or arrangements shall be made with such other corporation for the simultaneous issuance by the other corporation of the same number of Common Shares as the number of Common Shares issued in connection with an Award. Under each of the Plans, the option price shall not be less than the par value of the La Quinta Properties, Inc. Shares and the La Quinta Corporation Shares subject to the Award. In the event of a "change in control," as defined in each of the Plans, all options outstanding will become fully vested.

As a result of the restructuring discussed in note 1, effective January 2, 2002, LQ Properties became a subsidiary controlled by LQ Corporation. In the restructuring, each outstanding share of common stock of LQ Properties was converted into one share of Class B common stock of LQ Properties. Each share of Class B common stock was paired and trade as a single unit with the common stock of LQ Corporation that had previously been paired with the common stock of LQ Properties.

On December 20, 2001, the companies' shareholders approved the La Quinta Corporation 2002 Stock Option and Incentive Plan (the "2002 Stock Option Plan"). The 2002 Stock Option Plan authorized La Quinta Corporation (and La Quinta Properties as a result of the new structure which pairs the Class B common stock and the La Quinta Corporation common stock—See note 1) to issue, pursuant to various stock incentive awards, 6,900,000 paired shares. No more than 25 percent of the paired shares available for grant under the 2002 Stock Option Plan will be available for grants in the form of awards other than options. The number of paired shares reserved for issuance under the 2002 Stock Option Plan is subject to adjustment for stock splits, stock dividends and similar events. The 2002 Stock Option Plan will replace the La Quinta Properties Plan and the La Quinta Corporation Plan—although it will not affect any awards previously granted under either of these 1995 Plans.

The companies apply the provisions of Accounting Principles Board Option No. 25 (APB No. 25) in accounting for stock-based awards. Accordingly, no compensation cost has been recognized for the fixed stock option plans.

Restricted Stock Performance Awards

Restricted stock performance awards have been granted under the Plans. The shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Subject to continued employment, vesting occurs over three years from the date of grant upon achievement of performance goals as defined, or as the Boards of Directors may determine.

A summary of the companies' restricted stock activity and related information follows:

	For the Year Ended December 31, 2001		2000		1999	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	1,710	$ 4	395	$21	315	$22
Granted	214	3	1,760	4	230	14
Vested	—	—	(395)	16	—	—
Forfeited	(259)	3	(50)	15	(150)	15
Outstanding at end of year	1,664	$ 3	1,710	$ 4	395	$21

Unearned compensation was charged for the market value of the restricted shares on the date of grant and is being amortized over the restricted period. The unamortized unearned compensation value is shown as a reduction of shareholders' equity in the accompanying consolidated and combined balance sheets. For the years ended December 31, 2001, 2000 and 1999, amortization of unearned restricted stock compensation was $1,918,000, $1,336,000 and $1,136,000, respectively. In January 2000, the companies executed a separation and consulting agreement with the Chief Executive Officer, President and Treasurer of LQ Properties and reduced the number of employees in the financial and legal groups of the companies' Needham, Massachusetts offices. Under the terms of certain severance agreements, vesting of 395,000 restricted Paired Common Shares was accelerated, such that the shares were unrestricted at December 31, 2000. Accordingly, during the year ended December 31, 2000, the companies recorded $5,240,000 of accelerated amortization of unearned compensation.

Stock Options

Options to purchase 1,346,000 La Quinta Properties, Inc. Shares and 931,000 La Quinta Corporation Shares were exercisable as of December 31, 2001.

Had compensation cost for the companies' stock option-based compensation plans been determined based on the fair value at the grant dates for Awards under the Plans consistent with the method pursuant to SFAS No. 123, the companies' net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
Net (loss) income available to Paired Common Shareholders:			
As reported	$(300,360)	$(352,156)	$73,542
Pro forma	(302,542)	(352,924)	71,535
(Loss) earnings per paired common share:			
Basic as reported	$ (2.10)	$ (2.48)	$ 0.52
Diluted as reported	(2.10)	(2.48)	0.51
Basic pro forma	(2.12)	(2.49)	0.50
Diluted pro forma	(2.12)	(2.49)	0.50

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999: dividend yield of 0.0%, 0.0% and 17.0% and expected volatility of 58%, 50% and 48% for each year, respectively. Other assumptions used in the Black-Scholes analysis include risk-free interest rates of 3.4%, 5.9%, and 5.6% in 2001, 2000 and 1999, respectively and an expected life of four years for each grant.

A summary of the companies' stock option activity and related information follows:

	2001 Shares (000's)	2001 Weighted Average Exercise Price	2000 Shares (000's)	2000 Weighted Average Exercise Price	1999 Shares (000's)	1999 Weighted Average Exercise Price
Outstanding at beginning of year	8,116	$ 10	4,311	$ 21	5,022	$ 20
Granted	3,003	5	5,532	4	100	13
Exercised	(23)	3	—	—	(17)	4
Forfeited	(2,174)	15	(1,727)	20	(794)	17
Outstanding at end of year	8,921	$ 7	8,116	$ 10	4,311	$ 21
Options exercisable at year end	2,277		1,374		1,489	
Weighted average fair value of options granted during the year		$2.44		$0.89		$1.42

The weighted average exercise price equals the weighted average grant date fair value as if all options were granted at fair market value on the date of grant.

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01 (000's)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01 (000's)	Weighted Average Exercise Price
$1.94–$ 3.87	2,748	9	$ 2.96	722	$ 2.98
$4.03–$ 5.99	3,694	9	5.09	304	4.72
$6.00–$ 8.88	1,232	8	6.73	309	6.77
$9.19–$32.77	1,247	6	20.27	942	21.01
	8,736	9	$ 6.80	2,277	$11.18

Note 15. Retirement, Pension and Other Benefits

During 1995, LQ Properties entered into a Split-Dollar Life Insurance Agreement with a trust established by the then Chairman and Chief Executive Officer, pursuant to which LQ Properties has agreed to advance policy premiums on life insurance policies paying a death benefit to the trust. LQ Properties is entitled to reimbursement of the amounts advanced, without interest, which right is collateralized by an assignment of the life insurance policies and a personal guarantee of the former Chairman in the amount of the excess, if any, of the premiums paid by LQ Properties over the cash surrender value of the insurance policies. The cash surrender value of the life insurance policies are included in other assets. As of December 31, 2001, LQ Properties had taken loans of $14,000,000 against the cash surrender value of the policies which were included in other liabilities.

The companies have savings plans that qualify under Section 401(k) of the Code under which eligible employees are entitled to participate up to a specified annual maximum contribution level. The companies match a portion of such contributions that amounted to $1,095,000, $369,000 and $538,000, for the years ended December 31, 2001, 2000 and 1999, respectively. During 2000, the Boards of Directors approved enhancements to benefits provided to employees under the 401(k) Plan. These enhancements include an increase in La Quinta's match of employee contributions and a change in vesting requirements which allow employees more favorable vesting terms.

LQ Properties entered into a non-qualified Trustee Retirement Plan (the "Retirement Plan") during 1996. On December 31, 1998, the La Quinta Supplemental Executive Retirement Plan ("SERP") was established with a prior service cost of $3,004,000. On October 23, 2000, the Boards of Directors approved the termination of the SERP and the Retirement Plan. The termination was effective on December 31, 2000.

Prior to January 1, 1999, the La Quinta Retirement Plan was a defined benefit pension plan covering all La Quinta employees. Benefits accrued to the participant according to a career average benefit formula integrated with Social Security benefits. The companies' funding policy for this plan was to annually contribute the minimum amount required by federal law. Effective January 1, 1999, the companies converted their existing La Quinta Retirement Plan to a cash balance pension plan. Existing accrued benefits under the La Quinta Retirement Plan were converted into a beginning account balance as of January 1, 1999, which decreased the projected benefit obligation by $1,122,000. Under the cash balance pension plan, the companies make quarterly contributions to the account based on a percentage of quarterly employee compensation and years of service. Interest credits to the account balances are based on rates for one-year US Treasury Securities. The account balances are available to employees after they reach age 55.

During 1999, a significant portion of the executives covered under the SERP terminated employment resulting in a decrease in the projected benefit obligation of $1,420,000 and an acceleration of prior service cost recognition of $1,355,000. The impact on the statement of operations was a gain of $56,000. In January 2001, the companies paid out the $198,000 remaining balance of the SERP assets to plan participants.

Pending receipt of a final determination letter from the Internal Revenue Service, the companies expect to distribute the Retirement Plan assets to the participants in 2002. In 2001, the companies recorded $1,173,000 of expense related to the Retirement Plan.

The companies expect to make a final contribution to the plan prior to the distribution of its assets to the participants. The final amount of this distribution and obligation may vary from amounts estimated due to the impact of changes in interest rates over the time period through the date the companies receive the final determination letter from the IRS. The companies may incur additional expenses upon distribution of up to $2,000,000 based on actuarial estimates to date.

The following table provides detail of the changes in benefit obligations, components of benefit costs and weighted average assumptions for the La Quinta SERP and the Retirement Plan at December 31, 2001 and 2000:

(In thousands)	2001	2000
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$20,067	$ 20,528
Service cost	—	1,948
Interest cost	1,329	1,483
Actuarial (gain) loss	(111)	729
Benefits paid	(2,109)	(2,447)
Curtailment	—	(2,174)
Benefit obligation at end of year	$19,176	$ 20,067
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$18,220	$ 20,509
Actual return on plan assets	379	(1,047)
Employer contribution	1,922	1,205
Benefits paid	(2,108)	(2,447)
Fair value of plan assets at end of year	$18,413	$ 18,220
Funded status	$ (763)	$(1,847)
Unrecognized actuarial gain	852	455
Net amount recognized	$ 89	$(1,392)
Amounts Recognized in the Statement of Financial Position Consist of:		
Accrued benefit liability	$ (763)	$(2,377)
Minimum pension liability	(852)	(985)
Net amount recognized	$ 89	$(1,392)
Weighted Average Assumptions:		
Discount rate as of end of year	6.00%	7.00%
Expected return on plan assets for the year	2.00%	8.00%
Rate of compensation increase as of end of year		
Management employees	6.00%	6.00%
Non-management employees	5.00%	5.00%
Components of Net Periodic Benefit Cost:		
Service cost	$ —	$ 1,948
Interest cost	1,329	1,483
Expected return on plan assets	(359)	(1,609)
Amortization of:		
Prior service cost	—	476
Gain from prior periods	—	(61)
Curtailment gain	—	(1,849)
Net periodic benefit cost	$ 970	$ 388

Note 16. Income Taxes

LQ Properties has elected to be treated as a REIT under the Code. During the year ended December 31, 2001, LQ Properties recognized current period taxable income and made distributions to its preferred shareholders in excess of that amount. The financial statements for LQ Properties reflect a tax provision and related balance sheet accounts recorded for TeleMatrix and other taxable REIT subsidiaries. On December 31, 2001, the IRS released revised temporary and proposed regulations concerning the treatment of net built-in-gain of C-corporation assets that become assets of a REIT in a carryover basis transaction. The regulations generally require the C-corporation to recognize gain and be subject to corporate-level tax, as if it had sold all the assets transferred at fair market value. In lieu of this treatment, the regulations permit the REIT to elect to be subject to the rules of Section 1374 of the Code. These rules generally subject the REIT to corporate-level tax on built-in gains recognized from the sale of transferred assets within ten years. LQ Properties has determined that the regulations are applicable to assets transferred from La Quinta and has elected to be subject to the rules of Section 1374 of the Code for built-in gains recognized within ten years of the La Quinta merger date.

Section 382 of the Code restricts a corporation's ability to use its net operating loss ("NOL") carryforwards following certain "ownership changes." LQ Corporation determined that such an ownership change occurred and accordingly a portion of the NOL carryforwards available for use in any particular taxable year will be limited. To the extent that LQ Corporation does not utilize the full amount of the annual NOL limit, the unused amount may be used to offset taxable income in future years. NOL carryforwards expire 20 years after the year in which they arise (15 years for NOLs arising prior to 1998) and the last of LQ Corporation's NOL carryforwards will expire in 2021. A valuation allowance is provided for the full amount of the NOLs as the realization of the tax benefits from such NOLs is not assured.

LQ Corporation has provided a valuation allowance with respect to its net deferred tax assets as realization of these amounts was not reasonably assured before completion of the restructuring on January 2, 2002.

The components of deferred income taxes for LQ Properties as of December 31, 2001 and 2000 are as follows:

(In thousands)	December 31, 2001	2000
Deferred tax liabilities for continuing operations:		
Fixed assets	$ 345	$ 378
Total deferred tax liabilities	345	378
Deferred tax assets for continuing operations:		
Receivable valuation reserves	6,210	—
Non-compete covenant	110	61
Expense accruals deductible when paid	43	—
Total deferred tax assets	6,363	61
Valuation allowance	(4,473)	—
Net deferred tax asset (liability)	$ 1,545	$(317)

Components of deferred income taxes for LQ Corporation as of December 31, 2001 and 2000 are as follows:

(In thousands)	December 31, 2001	December 31, 2000
Deferred tax liabilities for continuing operations:		
Amortization of assembled workforce and reservation system	$ —	$ 645
Depreciation	4,729	2,347
Other depreciation	776	—
Total deferred tax liabilities	5,505	2,992
Deferred tax assets for continuing operations:		
Federal net operating loss carryovers	75,775	45,418
State net operating loss carryovers	6,495	4,851
Self-insurance deductible when paid	9,551	8,774
Compensation accruals	3,011	—
Vacation pay deductible when paid	1,485	1,490
Allowance for bad debts	1,039	—
Pension plan	351	454
Other	3,602	1,535
Total deferred tax assets	101,309	62,522
Valuation allowance	(95,804)	(60,023)
Net deferred tax liability	$ —	$ (493)

A reconciliation of LQ Properties' total income tax provision for the calendar years 2001, 2000 and 1999 to the statutory federal corporation income tax rate and applicable state tax rates is as follows:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Computed "expected" tax provision	$(1,468)	$(128)	$—
Initial deferred tax provision	1,282	384	—
State tax provision, net of federal effect	178	20	—
Non-deductible amortization	495	350	—
Other	1	3	—
Total income tax expense	$ 488	$ 629	$—

A reconciliation of LQ Corporation's total income tax benefit for calendar years 2001, 2000 and 1999 to the statutory federal corporation income tax rate of 35% and applicable state tax rates as follows:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Computed "expected" tax provision	$(35,589)	$(21,522)	$(12,124)
State tax provision, net of federal effect	(3,051)	(1,874)	(1,623)
Pre-merger liabilities	—	—	(956)
Relocation costs	(277)	(189)	(1,832)
Write-off of paired-share intangible	10,889	—	—
Initial deferred tax liability—assets acquired from LQ Properties	465	—	—
Valuation allowance	35,781	23,465	16,098
Other	(8,218)	120	437
Total income tax benefit	$ —	$ —	$ —

Note 17. Earnings Per Share

Combined consolidated earnings per share for the companies is computed as follows:

(In thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
(Loss) income from continuing operations	$(284,151)	$(335,559)	$ 59,412
Preferred stock dividends	(18,000)	(18,000)	(16,283)
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	(302,151)	(353,559)	43,129
Discontinued operations, net	856	—	30,413
Gain on early extinguishments of debt	935	1,403	—
Net (loss) income available to Common Shareholders	$(300,360)	$(352,156)	$ 73,542
Average outstanding shares of Paired Common Stock	143,011	141,854	142,783
Dilutive effect of:			
Contingently issuable shares	—	—	91
Stock options	—	—	33
Average outstanding equivalent shares of Paired Common Stock	143,011	141,854	142,907
Assuming no dilution:			
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	$ (2.12)	$ (2.49)	$ 0.30
Discontinued operations, net	—	—	0.22
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income available to Common Shareholders	$ (2.10)	$ (2.48)	$ 0.52
Assuming dilution:			
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	$ (2.12)	$ (2.49)	$ 0.30
Discontinued operations, net	—	—	0.21
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income available to Common Shareholders	$ (2.10)	$ (2.48)	$ 0.51

Options to purchase 2,651,000, 7,498,000 and 4,311,000 Paired Common Shares at prices ranging from $5.45 to $32.77 (in 2001) were outstanding during the years ended December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share ("EPS") because the options' exercise prices were equal to or greater than the average market price of the common shares or because the inclusion would result in an antidilutive effect in periods where a loss was incurred. The options, which expire on dates ranging from September 2004 to November 2011, were still outstanding at December 31, 2001.

In addition, options to purchase 6,270,000 Paired Common Shares (weighted average effect of 1,522,000 shares for the year ended December 31, 2001) at prices ranging from $1.94 to $5.38 were outstanding during fiscal year 2001 and were not included in the computation of EPS because their inclusion would result in an antidilutive per share amount as the companies reported a loss from continuing operations available to Common Shareholders for the year ended December 31, 2001.

In addition, options to purchase 618,000 Paired Common Shares (weighted average effect of 95,000 shares for the year ended December 31, 2000) at prices ranging from $1.81 to $2.81 were outstanding during fiscal year 2000 and were not included in the computation of EPS because their inclusion would result in an antidilutive per share amount as the companies reported a loss from continuing operations available to Common Shareholders for the year ended December 31, 2000.

Convertible debentures outstanding for the years ended December 31, 2000, and 1999 of 5,118,000, and 6,540,000 Paired Common Shares, respectively and Convertible Preferred Stock for the year ended December 31, 2001, 2000 and 1999 of 2,680,000 Paired Common Shares are not included in the computation of diluted EPS because the inclusion would result in an antidilutive effect. During 2001, the companies repaid the remaining convertible debentures (See note 10).

La Quinta Properties, Inc. earnings per share is computed as follows:

(In thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
(Loss) income from continuing operations	$(182,467)	$(274,068)	$ 89,914
Preferred stock dividends	(18,000)	(18,000)	(16,283)
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	(200,467)	(292,068)	73,631
Discontinued operations, net	856	—	40,216
Gain on early extinguishments of debt	935	1,403	—
Net (loss) income available to Common Shareholders	$(198,676)	$(290,665)	$113,847
Average outstanding shares of Paired Common Stock	144,316	143,159	144,088
Dilutive effect of:			
Contingently issuable shares	—	—	91
Stock options	—	—	33
Average outstanding equivalent shares of Paired Common Stock	144,316	143,159	144,212
Assuming no dilution:			
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	$ (1.40)	$ (2.04)	$ 0.51
Discontinued operations, net	—	—	0.28
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income available to Common Shareholders	$ (1.38)	$ (2.03)	$ 0.79
Assuming dilution:			
(Loss) income available to Common Shareholders before discontinued operations and extraordinary item	$ (1.40)	$ (2.04)	$ 0.51
Discontinued operations, net	—	—	0.28
Gain on early extinguishments of debt	0.01	0.01	—
Cumulative effect of change in accounting principle	0.01	—	—
Net (loss) income available to Common Shareholders	$ (1.38)	$ (2.03)	$ 0.79

Options to purchase 2,056,000, 4,802,000 and 3,119,000 Paired Common Shares at prices ranging from $6.72 to $32.77 were outstanding during the years ended December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the Common Shares or because the inclusion would result in an antidilutive effect in periods where a loss was incurred. The options, which expire on dates ranging from September 2004 to April 2010, were still outstanding at December 31, 2001.

In addition, options to purchase 1,575,000 Paired Common Shares (weighted average effect of 333,000 shares for the year ended December 31, 2001) at prices ranging from $3.31 to $5.38 were outstanding during fiscal year 2001 and were not included in the computation of EPS because their inclusion would result in an antidilutive per share amount as LQ Properties reported a loss from continuing operations available to Common Shareholders for the year ended December 31, 2001.

Convertible debentures outstanding for the years ended December 31, 2000 and 1999 of 5,118,000, and 6,540,000 Paired Common Shares, respectively, and Convertible Preferred Stock for the years ended December 31, 2001, 2000 and 1999 of 2,680,000 Paired Common Shares were not included in the computation of diluted EPS because the inclusion would result in an antidilutive effect. During 2001, LQ Properties paid the remaining convertible debentures (See note 10).

La Quinta Corporation earnings per share is computed as follows:

(In thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
Loss from continuing operations	$(101,684)	$(61,491)	$(30,502)
Discontinued operations	—	—	(9,803)
Net loss available to Common Shareholders	$(101,684)	$(61,491)	$(40,305)
Average outstanding shares of Paired Common Stock	143,011	141,854	142,783
Dilutive effect of:			
Contingently issuable shares	—	—	—
Stock options	—	—	—
Average outstanding equivalent shares of Paired Common Stock	143,011	141,854	142,783
Earnings per share			
Assuming no dilution:			
Loss available to shareholders before discontinued operations	$ (0.71)	$ (0.43)	$ (0.21)
Discontinued operations	—	—	(0.07)
Net loss available to Common Shareholders	$ (0.71)	$ (0.43)	$ (0.28)
Assuming dilution:			
Loss available to Common Shareholders before discontinued operations	$ (0.71)	$ (0.43)	$ (0.21)
Discontinued operations	—	—	(0.07)
Net loss available to Common Shareholders	$ (0.71)	$ (0.43)	$ (0.28)

Options to purchase 595,000, 2,696,000 and 1,192,000 Paired Common Shares at prices ranging from $5.45 to $16.06 were outstanding during the years ended December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater then the average market price of the Common Shares or because the inclusion would result in an antidilutive effect in periods where a loss was incurred. The options, which expire on dates ranging from December 2008 to November 2011, were still outstanding at December 31, 2001.

Options to purchase 4,695,000 Paired Common Shares (weighted average effect of 1,189,000 shares for the year ended December 31, 2001) at prices ranging from $1.94 to $5.24 were outstanding during fiscal year 2001, but were not included in the computation of EPS because their inclusion would result in an antidilutive per share amount as the companies reported a loss from continuing operations available to Common Shareholders for the year ended December 31, 2001.

In addition, options to purchase 618,000 Paired Common Shares (weighted average effect of 95,000 shares for the year ended December 31, 2000) at prices ranging from $1.81 to $2.81 were outstanding during fiscal year 2000 and were not included in the computation of EPS because their inclusion would result in an antidilutive per share amount as LQ Corporation reported a loss from continuing operations available to Common Shareholders for the year ended December 31, 2000.

Convertible debentures outstanding for the years ended December 31, 2000 and 1999 of 5,118,000, and 6,540,000 Paired Common Shares, respectively, and Convertible Preferred Stock for the year ended December 31, 2001, 2000 and 1999 of 2,680,000 Paired Common Shares are not included in the computation of diluted EPS because the inclusion would result in an antidilutive effect. During 2001, the companies paid the remaining convertible debentures (See note 10).

LQ Corporation holds Common Shares of LQ Properties, which are unpaired pursuant to a stock option plan approved by the shareholders. The Common Shares held totaled 1,305,000 as of December 31, 2001. These shares affect the calculation of LQ Properties' net income per Common Share but are eliminated in the calculation of net income per Paired Common Share for the companies. On December 20, 2001, the companies' shareholders approved the merger transaction among La Quinta Corporation and La Quinta Properties, Inc. (See note 1). As a result, the Unpaired Common Shares of LQ Properties owned by LQ Corporation will be eliminated. The transaction will be settled through additional paid-in capital.

Note 18. Transactions between LQ Properties and LQ Corporation

LQ Corporation leases hotel facilities from LQ Properties and its subsidiaries. The hotel facility lease arrangements between LQ Corporation and LQ Properties are for a five-year term (expiring July 2003), include base and additional rent provisions and require LQ Properties to assume costs attributable to property taxes and insurance and to fund certain capital expenditures. At December 31, 2001 and December 31, 2000, LQ Corporation owed LQ Properties $163,633,000 and $58,567,000, respectively, related to these hotel leases. LQ Corporation operates at a substantial loss due in part to the lease payments required to be made under the intercompany leases. The companies believe that the intercompany leases conformed with normal business practices at the time they were entered into and were consistent with leases entered into on an arm's length basis. Due to the unexpected shortfall in the operating revenues generated by the leased hotels, LQ Properties and LQ Corporation are modifying the intercompany leases which will result in a decline in revenue for LQ Properties and a decline in expenses for LQ Corporation.

LQ Corporation also has a royalty arrangement with LQ Properties for the use of the La Quinta® tradename at a rate of approximately 2.5% of gross revenue, as defined in the royalty agreement. At December 31, 2001 and December 31, 2000, LQ Corporation owed LQ Properties $7,870,000 and $3,275,000, respectively, related to the royalty arrangement.

In connection with certain acquisitions, LQ Corporation issued shares to LQ Properties to be paired with LQ Properties shares. Also, LQ Corporation owns 1,305,000 Unpaired Common Shares of LQ Properties. LQ Properties and LQ Corporation have historically issued paired shares under the La Quinta Properties and La Quinta Corporation Share Award Plans. On December 20, 2001, the companies' shareholders approved the merger transaction among La Quinta Corporation and La Quinta Properties, Inc. (See note 1). As a result, the Unpaired Common Shares of LQ Properties owned by LQ Corporation will be eliminated. The transaction will be settled through additional paid-in capital.

LQ Corporation provides certain management services to LQ Properties primarily related to executive management, general tax preparation and consulting, legal, accounting and certain aspects of human resources. LQ Properties compensates LQ Corporation for the direct costs of providing such services.

In June, 2001, LQ Properties contributed its 60% investment in a partnership for a 100% interest in a limited liability company (the "LLC") created to hold the investment in the partnership. LQ Corporation then exchanged a note payable due to LQ Properties for $3,901,000 for 83% of LQ Properties' interest in the LLC. The transaction was recorded at historical balances as both LQ Properties and LQ Corporation are under common control and there was no change in shareholder ownership percentages.

In December 2001, LQ Properties contributed its entire investment in a partnership to LQ Corporation in exchange for a note payable due to LQ Properties for $1,700,000. The transaction was recorded at historical balances as both LQ Properties and LQ Corporation are under common control and there was no change in shareholder ownership percentages.

Note 19. Quarterly Financial Information

The following quarterly financial data summarizes the unaudited quarterly results for the companies for the years ended December 31, 2001 and 2000.

	Quarter Ended 2001			
(In thousands, except per share and statistical amounts)	March 31,	June 30,	September 30,	December 31,
Revenue	$ 189,392	$ 175,624	$ 160,964	$ 125,459
Loss from continuing operations	(12,172)	(12,473)	(6,584)	(252,922)
Extraordinary gain	856	—	86	849
Net loss	(11,316)	(12,473)	(6,498)	(252,073)
Segment EBITDA:[(a)]				
Lodging	$ 60,709	$ 64,425	$ 52,020	$ 29,186
Healthcare	33,523	13,355	12,917	5,279
Other	795	857	1,112	370
Total EBITDA	$ 95,027	$ 78,637	$ 66,049	$ 34,835
Lodging Statistics:				
Occupancy	64.4%	68.3%	63.0%	53.2%
Average Daily Rate	$ 63.19	$ 61.80	$ 60.62	$ 57.69
RevPAR[(b)]	$ 40.67	$ 42.21	$ 38.20	$ 30.68
Earnings per share:				
Basic loss per Paired Common Share:				
Loss from continuing operations	$ (0.12)	$ (0.12)	$ (0.08)	$ (1.80)
Extraordinary gain	—	—	—	0.01
Cumulative effect of change in accounting principle	0.01	—	—	—
Net loss	$ (0.11)	$ (0.12)	$ (0.08)	$ (1.79)
Diluted loss per Paired Common Share:				
Loss from continuing operations	$ (0.12)	$ (0.12)	$ (0.08)	$ (1.80)
Extraordinary gain	—	—	—	0.01
Cumulative effect of change in accounting principle	0.01	—	—	—
Net loss	$ (0.11)	$ (0.12)	$ (0.08)	$ (1.79)

(In thousands, except per share and statistical amounts)	Quarter Ended 2000 March 31,	June 30,	September 30,	December 31,
Revenue	$ 213,632	$ 217,713	$ 208,928	$ 175,244
Income (loss) from continuing operations	10,282	(83,478)	(217,804)	(44,559)
Discontinued operations	1,394	9	—	—
Net income (loss)	11,676	(83,469)	(217,804)	(44,559)
Segment EBITDA:[a]				
Lodging	$ 62,912	$ 65,194	$ 57,247	$ 39,505
Healthcare	60,547	53,376	46,152	37,806
Other	673	555	570	627
Total EBITDA	$ 124,132	$ 119,125	$ 103,969	$ 77,938
Lodging Statistics:				
Occupancy	61.1%	67.4%	66.5%	58.8%
Average Daily Rate	$ 64.33	$ 63.16	$ 62.37	$ 60.52
RevPAR[b]	$ 39.33	$ 42.58	$ 41.47	$ 35.55
Earnings per share				
Basic earnings (loss) per Paired Common Share:				
Income (loss) from continuing operations	$ 0.04	$ (0.62)	$ (1.56)	$ (0.34)
Discontinued operations	0.01	—	—	—
Net income (loss)	$ 0.05	$ (0.62)	$ (1.56)	$ (0.34)
Diluted earnings (loss) per Paired Common Share:				
Income (loss) from continuing operations	$ 0.04	$ (0.62)	$ (1.56)	$ (0.34)
Discontinued operations	0.01	—	—	—
Net income (loss)	$ 0.05	$ (0.62)	$ (1.56)	$ (0.34)

(a) EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization; adjusted for loss or gain on sale of assets, impairment provisions, provisions for loss on equity securities and other non-recurring expenses.

(b) RevPAR is the measurement of revenue per available room. It is equal to the average daily rate multiplied by the occupancy percentage.

Note 20. Segment Reporting

Description of the types of products and services from which each reportable segment derives its revenues

The companies evaluate performance based on contribution from each reportable segment. The companies define contribution as income from operations before interest expense, depreciation, amortization, gains and losses on sales of assets, provisions for losses on disposal or impairment of assets, income or loss from unconsolidated entities, income taxes and certain non-recurring income and expenses. The measurement of each of these segments is made on a combined basis including revenue from external customers and excludes lease and royalty income between LQ Properties and LQ Corporation.

The companies account for LQ Properties and LQ Corporation transactions at current market prices, as if the transactions were to third parties. Certain administrative, legal, accounting and tax expenses are allocated to the healthcare segment that benefit the healthcare operations or are related to public company expense in order to maintain presentation that is consistent with historical segment information. A portion of these allocated expenses will continue once the disposition of healthcare assets is complete. These allocations amounted to $2,792,000 for the year ended December 31, 2001.

The following table presents information used by management by reported segment. The companies do not allocate interest expense, income taxes or non-recurring items to segments.

	For the Year Ended December 31,		
(In thousands, except per share amounts)	2001	2000	1999
Lodging:			
Room revenue	$ 532,876	$ 566,347	$ 571,339
Other lodging revenue	22,686	21,298	27,162
Direct operating expenses	(251,246)	(267,087)	(242,095)
Other operating expenses	(63,601)	(60,248)	(58,105)
General and administrative expenses	(34,375)	(35,452)	(23,748)
Lodging contribution	206,340	224,858	274,553
Healthcare:			
Rental income	49,713	116,040	165,431
Interest income	27,555	95,253	138,223
General and administrative expenses	(12,194)	(13,412)	(22,270)
Healthcare contribution	65,074	197,881	281,384
Other:[a]			
Revenue	18,609	16,579	4,532
Operating expenses	(11,188)	(10,007)	(2,564)
General and administrative expenses	(4,287)	(4,147)	(1,005)
Other contribution	3,134	2,425	963
Combined contribution	274,548	425,164	556,900
Reconciliation to Combined Consolidated Financial Statements:			
Interest expense	102,116	186,951	244,973
Depreciation and amortization			
Lodging	111,878	122,041	99,628
Healthcare	4,909	24,343	36,097
Other	765	623	128
Amortization of goodwill	21,412	22,755	21,470
(Gain) loss on sale of assets	(10,133)	130,536	(12,042)
Other income	—	—	(1,750)
Impairment on real estate assets, mortgages and notes receivable	115,347	186,829	63,170
Provision for loss on equity securities	—	50,279	—
Paired share intangible write-off	169,421	—	—
Other expenses	42,496	35,737	45,814
	558,211	760,094	497,488
(Loss) income before income taxes, discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(283,663)	(334,930)	59,412
Income tax expense	488	629	—
(Loss) income before discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(284,151)	(335,559)	59,412
Discontinued operations:			
Gain on disposal of discontinued operations	—	—	30,413
(Loss) income before extraordinary item and cumulative change in accounting principle	(284,151)	(335,559)	89,825
Extraordinary item:			
Gain on early extinguishments of debt	935	1,403	—
Cumulative effect of change in accounting principle	856	—	—
Net (loss) income	(282,360)	(334,156)	89,825
Preferred stock dividends	(18,000)	(18,000)	(16,283)
Net (loss) income available to Paired Common Shareholders	$(300,360)	$(352,156)	$ 73,542

(a) Other contribution includes TeleMatrix, a provider of telephone software and equipment for the lodging industry. TeleMatrix was acquired in October 1999. Operations of TeleMatrix have been included in the lodging revenue and expense categories of the combined and consolidated statements since consummation of the acquisition.

The following table reconciles revenue to the accompanying financial statements:

(In thousands)	For the Year Ended December 31, 2001	2000	1999
Lodging:			
Room revenue	$532,876	$566,347	$571,339
Guest services and other	22,686	21,298	27,162
Other[(a)]	18,609	16,579	4,532
Total lodging revenue	574,171	604,224	603,033
Healthcare:			
Rental income	49,713	116,040	165,431
Interest income	27,555	95,253	138,223
Total healthcare revenue	77,268	211,293	303,654
Other income	—	—	1,750
Total revenue	$651,439	$815,517	$908,437

(a) Represents revenue from TeleMatrix.

The following table presents assets by reported segment and in the aggregate:

(In thousands)	December 31, 2001	2000
Lodging gross real estate investments	$2,708,995	$2,669,577
Accumulated depreciation	(308,826)	(218,055)
Impairments	(54,855)	(3,131)
Lodging real estate investments, net	2,345,314	2,448,391
Healthcare gross real estate investments	342,408	1,232,049
Accumulated depreciation	(18,180)	(150,602)
Impairments	(88,369)	(177,162)
Healthcare real estate investments, net	235,859	904,285
Net real estate	2,581,173	3,352,676
Other assets:		
Cash and cash equivalents	137,716	38,993
Fees, interest and other receivables	56,364	73,476
Goodwill, net	266,957	457,789
Other assets, net	170,078	176,103
Total assets	$3,212,288	$4,099,037

Note 21. Concentration of Risk

As of December 31, 2001, the healthcare portfolio comprised approximately 11.9% of the net book value of the companies' total real estate investments before impairments. Alterra Healthcare Corporation and Balanced Care Corporation currently operate approximately 7.0% of the total real estate investments, or 59.1% of the healthcare portfolio before impairments. A schedule of significant healthcare operators follows:

Portfolio by Operator

(In thousands, except number of properties and percentages)	Gross Investment	Net Book Value[(2)]	# of Operating Properties	% of Portfolio	Mortgages	# of Properties	Leases	# of Leases
Lodging Portfolio:								
Hotel[(1)]	$2,708,995	$2,345,314	292					
Healthcare Portfolio:								
Alterra	151,106	136,371	49	42%	$ —	—	$136,371	49
Balanced Care Corporation	56,383	55,279	12	17%	—	—	55,279	12
Other non-public operators	45,520	45,520	3	14%	45,520	3	—	—
Other public operators	27,895	25,554	3	8%	—	—	25,554	3
CareMatrix Corporation	35,292	35,292	3	11%	35,292	3	—	—
Life Care Centers of America, Inc.	26,212	26,212	2	8%	26,212	2	—	—
	342,408	324,228	72	100%	107,024	8	217,204	64
Impairment	—	(88,369)	—		(24,171)		(64,198)	
	342,408	235,859	72		$ 82,853		$153,006	
Total Real Estate Portfolio	$3,051,403	$2,581,173	364					

(1) The lodging portfolio net book value is net of the impairment balance of $54,855,000.
(2) Net book value shown includes non-operating properties and undeveloped land.

Our hotels are concentrated in the western and southern regions of the United States. As a result, our lodging properties are particularly sensitive to adverse economic and competitive conditions and trends in those regions and such conditions could adversely affect our business, financial condition and results of operations.

Companies in the assisted living sector of the healthcare industry operate approximately 8.8% of the net book value of the companies' total real estate investments (and approximately 74.1% of the healthcare portfolio before impairment).

LQ Properties monitors credit risk for its healthcare portfolio by evaluating a combination of publicly available financial information, information provided by the operators themselves and information otherwise available to LQ Properties. The financial condition and ability of these healthcare operators to meet their rental and other obligations will, among other things, have an impact on LQ Properties' revenues, net income (loss), its ability to make distributions to its shareholders and meet debt obligations.

Operators of assisted living facilities are experiencing longer fill-up periods and are being impacted by concerns regarding the potential of over-building, increased regulation and the use of certain accounting practices. Accordingly, many of these operators have announced decreased earnings or anticipated earnings shortfalls and have experienced a significant decline in their stock prices. These factors have had a detrimental impact on the liquidity of some assisted living operators, which has slowed their growth plans and may have a negative effect on their operating cash flows and ability to pay their rent or mortgage obligations to LQ Properties.

Operators in Bankruptcy

As of December 31, 2001, we had exposure to CareMatrix Corporation ("CareMatrix"), an operator, who filed for protection under Chapter 11 on November 11, 2000. As of December 31, 2001, the net assets related to mortgage financing of the three healthcare facilities operated by CareMatrix had a net book value before impairment of $35,292,000. Interest income of $3,431,000 was recorded on a cash basis during the year ended December 31, 2001.

We continue to monitor CareMatrix and have not come to a definitive agreement with them. Our management has initiated various actions to protect the companies' interests under its mortgages, including the draw down and renegotiation of certain escrow accounts and agreements. While the earnings capacity of certain facilities has been reduced and the reductions may extend to future periods, we believe that we have recorded appropriate impairment provisions based on our assessment of current circumstances. However, upon changes in circumstances, including but not limited to possible foreclosure, there can be no assurance that our investments in these healthcare facilities would not be written down below current carrying value based upon estimates of fair value at such time.

Note 22. Subsequent Events

In January and February of 2002, LQ Properties received principal prepayments on mortgage receivables of $8,330,000 from operators of two assisted living facilities mortgages with a combined net book value of $7,882,000 (net of previously recorded impairments of $1,918,000) and received net proceeds of approximately $8,770,000 on the sale of leases with operators of two assisted living facilities with a net book value of $7,490,000 (net of previously recorded impairments of $5,831,000), resulting in a gain of approximately $1,280,000. In addition, in February of 2002, LQ Properties received a $13,000,000 non-refundable deposit on a 180-day option to purchase its investment in twelve assisted living facilities with a net book value of $55,279,000 before impairment.

In January and February of 2002, the companies sold our investment in three hotels for net proceeds of approximately $7,500,000. The net book value of these properties after impairment was $7,150,000 resulting in a net gain of approximately $350,000.

On January 29, 2002, the companies announced the addition of 31 franchise properties located throughout the West and Pacific Northwest with the signing of a franchise agreement with Hospitality Associates, Inc. The opening of the properties, 13 Inns (836 rooms) and 18 Inn & Suites (1191 rooms), should be completed by the first of June. The franchise agreement provides for the companies to make certain incentive payments to Hospitality Associates, Inc. upon the achievement of certain milestones.

In February 2002, the companies repaid $17,285,000 in notes payable scheduled to mature in March 2004. This repayment resulted in a gain on early extinguishments of debt of $120,000.

On December 20, 2001, at special meetings of the shareholders, La Quinta's shareholders approved the closing of the restructuring among LQ Corporation and LQ Properties and a subsidiary of LQ Corporation. As a result of the merger, effective January 2, 2002, LQ Properties became a subsidiary controlled by LQ Corporation. In the merger, each outstanding share of common stock of LQ Properties was converted into one share of Class B common stock of LQ Properties. Each share of Class B common stock was paired and trade as a single unit with the common stock of LQ Corporation that had previously been paired with the common stock of LQ Properties. The merger will be accounted for as a reorganization of two companies under common control. There will be no revaluation of the assets and liabilities of the combining companies. In connection with the restructuring, LQ Properties transferred $81 million of brand intangibles and related rights to La Quinta Franchise, LLC and La Quinta Worldwide, LLC (both consolidated subsidiaries of LQ Properties). LQ Properties then transferred an approximate 98% interest in La Quinta Franchise, LLC and an approximate 40% interest in La Quinta Worldwide, LLC to LQ Corporation in exchange for LQ Corporation stock. The net effect of these transactions in an approximate $15 million and $42 million reduction in LQ Properties assets and shareholder equity, respectively. In December 2001, La Quinta recorded a charge of approximately $169,421,000 to write-off the carrying value of an intangible asset related to the "grandfathered" paired share structure and also incurred $6,186,000 of professional fees and other expenses related to the restructuring. As a result of the restructuring, La Quinta will record a one-time charge of approximately $196,520,000 in January 2002 to establish the net deferred tax liability of La Quinta and recognize the future impact of temporary differences between the book value and tax basis of lodging and healthcare assets and liabilities, including NOLs of LQ Properties and LQ Corporation. In addition, commencing in 2002, La Quinta will present the consolidated financial statements of LQ Corporation and LQ Properties.

On December 20, 2001, the companies' shareholders also approved the 2002 Stock Option Plan. The 2002 Stock Option Plan authorized La Quinta Corporation (and La Quinta Properties as a result of the new structure which pairs the Class B common stock and the La Quinta Corporation common stock) to issue, pursuant to various stock incentive awards, 6,900,000 paired shares. No more than 25 percent of the paired shares available for grant under the 2002 Stock Option Plan will be available for grants in the form of awards other than options. The number of paired shares reserved for issuance under the 2002 Stock Option Plan is subject to adjustment for stock splits, stock dividends and similar events. The 2002 Stock Option Plan will replace the La Quinta Properties Plan and the La Quinta Corporation Plan—although it will not affect any awards previously granted under either of these 1995 Plans.

The following tables set forth unaudited pro forma condensed combined financial data for La Quinta, giving effect to the merger as if it had occurred on the dates indicated. The unaudited pro forma condensed combined operating data are presented as if the restructuring had been completed on January 1, 2001 for the year ended December 31, 2001. The unaudited pro forma condensed balance sheet data at December 31, 2001 is presented as if the restructuring had occurred on December 31, 2001. In the opinion of management of La Quinta, all adjustments necessary to reflect the effects of these transactions have been made.

La Quinta Corporation and La Quinta Properties, Inc.
Pro Forma Combined Financial Data (Unaudited)

(In thousands, except per share data)	For the Year Ended December 31, 2001 Combined Historical	Recapitalization	Consolidated Pro Forma
Revenue	$ 651,439	$ —	$ 651,439
Operating Expenses	935,102	(4,228) (a)	930,874
Loss before minority interest, income taxes, extraordinary item and cumulative effect of change in accounting principle	(283,663)	4,228	(279,435)
Minority interest	—	(18,000) (b)	(18,000)
Income tax expense	488	196,520 (c)	197,008
Loss before extraordinary item and cumulative effect of change in accounting principle	(284,151)	(210,292)	(494,443)
Preferred dividends	(18,000)	18,000 (b)	—
Net loss available to Common Shareholders before extraordinary item and cumulative effect of change in accounting principle	$(302,151)	$(192,292)	$(494,443)
Basic and Diluted loss per Paired Common Share:			
Loss available to Common Shareholders before extraordinary item and cumulative effect of change in accounting principle	$ (2.12)		$ (3.46)
Weighted Average Shares Outstanding:			
Basic and Diluted	143,011		143,011

(a) Represents the adjustment to eliminate the amortization for the intangible asset related to the "grandfathered" paired share structure written-off on December 20, 2001 in connection with the restructuring. The write-off of the intangible asset related to the "grandfathered" paired share structure is included in operating expenses in the combined historical results of operations above.

(b) Represents LQ Properties' preferred stock dividends recognized as minority interest in the consolidated entity.

(c) Represents the $296,446,000 net deferred tax liability of the companies as of December 31, 2000 and the $99,926,000 current period tax benefit to La Quinta recognized at an effective tax rate of 38%.

(In thousands, except per share data)	December 31, 2001 Combined Historical	Recapitalization	Consolidated Pro Forma
Assets:			
Real estate investments	$2,581,173	$ —	$2,581,173
Total assets	3,212,288	—	3,212,288
Total indebtedness	999,748	—	999,748
Total liabilities	1,187,725	196,520 (a)	1,384,245
Minority interest	—	200,000 (b)	200,000
Total shareholders' equity	2,024,563	(196,520) (a) (200,000) (b)	1,628,043

(a) Represents the net deferred tax liability of the companies and, as such, recognizes the future impact of temporary differences between the book value and tax basis of lodging and healthcare assets and liabilities, including NOLs of LQ Corporation and LQ Properties.

(b) Subsequent to the restructuring, the Series A preferred stock and Series B preferred stock will remain outstanding securities of LQ Properties and represent a minority interest in LQ Properties. This represents the reclassification of the Series A and Series B preferred stock at redemption value as a minority interest in the consolidated entity.

To the Shareholders and Boards of Directors of
La Quinta Properties, Inc. and La Quinta Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows and the combined consolidated balance sheets and the related combined consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of La Quinta Properties, Inc. and La Quinta Corporation and subsidiaries (collectively the "Companies") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
February 8, 2002

The La Quinta Companies

Financial Information

The following tables set forth, among other information, selected financial information for The La Quinta Companies, LQ Properties and LQ Corporation. Combined LQ Properties and LQ Corporation financial information has been presented as the La Quinta Companies with all significant intercompany and inter-entity balances and transactions eliminated in combination. Likewise, the separate consolidated financial information for LQ Properties and LQ Corporation include the accounts of the respective company and its majority owned partnerships after elimination of all significant intercompany accounts and transactions. Financial information related to results of operation for Cobblestone Golf Group and Santa Anita Racetrack have been reflected as discontinued operations. This information is based on and should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto appearing elsewhere in this Annual Report.

Definitions of Non-GAAP Terms

"EBITDA" means income or loss from continuing operations plus interest, income taxes, depreciation and amortization; adjusted for loss or gain on sale of assets, other income, impairment provisions, provision for loss on equity securities and other non-recurring expenses. "Recurring Net Income available to common stockholders" means net income available to common stockholders plus the cumulative effect of changes in accounting principles, extraordinary gains or losses, gains or losses on the sales of assets and other non-recurring expenses. Neither EBITDA nor Recurring Net Income available to common stockholders are intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDA and Recurring Net Income available to common stockholders are used because our management believes that certain investors find these terms to be useful tools for measuring our performance. We have included a reconciliation of net income (loss) per common share calculated in accordance with GAAP to EBITDA and Recurring Net Income available to common stockholders in our Joint Annual Report on Form 10-K for the year ended December 31, 2001 under the heading "Item 6—Selected Financial and Other Data—Other Unaudited Supplemental Information not Required by GAAP."

The La Quinta Companies

Selected Financial Information

(In thousands, except per share data)	Year Ended December 31, 2001	2000[(a)]	1999[(a)]	1998[(b)]	1997[(b)]
Operating Data:					
Revenue	$ 651,439	$ 815,517	$ 908,437	$ 639,377	$ 289,038
(Loss) income before discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(284,151)	(335,559)	59,412	141,080	161,962
Net (loss) income	(282,360)	(334,156)	89,825	(153,147)	162,412
Net (loss) income available to common shareholders	$ (300,360)	$ (352,156)	$ 73,542	$ (161,591)	$ 162,412
Basic (loss) earnings per Paired Common Share:					
(Loss) income available to common shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (2.12)	$ (2.49)	$ 0.30	$ 1.10	$ 2.13
Net (loss) income	$ (2.10)	$ (2.48)	$ 0.52	$ (1.34)	$ 2.14
Diluted (loss) earnings per Paired Common Share:					
(Loss) income available to common shareholders before discontinued operations, extraordinary item and cumulative change in accounting principle	$ (2.12)	$ (2.49)	$ 0.30	$ 1.06	$ 2.12
Net (loss) income	$ (2.10)	$ (2.48)	$ 0.51	$ (1.29)	$ 2.12
Balance Sheet Data:					
Real estate investments, net	$2,581,173	$3,352,676	$4,672,659	$5,086,736	$2,935,772
Total assets	3,212,288	4,099,037	5,484,083	6,459,551	3,280,283
Indebtedness	999,748	1,596,349	2,613,764	3,301,722	1,377,438
Total liabilities	1,187,725	1,776,226	2,810,870	3,508,623	1,454,544
Total shareholders' equity	2,024,563	2,322,811	2,673,213	2,950,928	1,825,739
Cash Flow Data:					
Distributions paid per share	$ —	$ —	$ 1.84	$ 3.34	$ 2.38
Cash provided by operating activities	$ 140,412	$ 220,711	$ 230,178	$ 176,171	$ 184,412

(a) Certain reclassifications have been made to the 2000 and 1999 presentation to conform to the presentation of the financial position and results of operations as of and for the year ended December 31, 2001.

(b) Financial results for 1998 include lodging segment results for the period from the date of the La Quinta merger, July 17, through December 31. Financial results for 1997 do not include results from the lodging segment.

Other Unaudited Supplemental Information not Required by GAAP

(In thousands, except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
EBITDA by Segment:					
Lodging	$206,340	$224,858	$274,553	$122,888	$ —
Healthcare	65,074	197,881	281,384	318,182	278,571
Other	3,134	2,425	963	—	—
Total EBITDA	$274,548	$425,164	$556,900	$441,070	$278,571
Recurring net income available to common shareholders	$ 14,980	$ 49,822	$138,321	$158,475	$161,972

La Quinta Properties, Inc.

(In thousands, except per share data)	2001	2000[(a)]	1999[(a)]	1998	1997
	Year Ended December 31,				
Operating Data:					
Revenue	$ 383,071	$ 522,052	$ 608,077	$ 518,872	$ 289,119
(Loss) income before discontinued operations, extraordinary item and cumulative effect of change in accounting principle	(182,467)	(274,068)	89,914	160,931	162,324
Net (loss) income	(180,676)	(272,665)	130,130	(134,944)	163,012
Net (loss) income available to Common Shareholders	$ (198,676)	$ (290,665)	$ 113,847	$ (143,388)	$ 163,012
Balance Sheet Data:					
Real estate investments, net	$2,547,893	$3,333,168	$4,652,631	$5,067,217	$2,935,772
Total assets	3,289,460	4,072,482	5,391,375	6,320,985	3,215,928
Indebtedness	999,748	1,596,349	2,613,764	3,301,722	1,377,438
Total liabilities	1,121,443	1,706,894	2,753,597	3,447,632	1,423,688
Total shareholders' equity	2,168,017	2,365,588	2,637,778	2,873,353	1,792,240
Cash Flow Data:					
Distributions paid per share	$ —	$ —	$ 1.84	$ 3.34	$ 2.38
Cash provided by operating activities	$ 139,108	$ 232,329	$ 260,414	$ 187,606	$ 185,195

(a) Certain reclassifications have been made to the 2000 and 1999 presentation to conform to the presentation of the financial position and results of operations as of and for the year ended December 31, 2001.

La Quinta Corporation

(In thousands)	2001	2000[(a)]	1999[(a)]	1998[(b)]	Initial Period Ended December 31, 1997[(b)]
	Year Ended December 31,				
Operating Data:					
Revenue	$ 565,057	$ 593,533	$ 592,868	$ 253,249	$ 48
Loss from continuing operations before discontinued operations	(101,684)	(61,491)	(30,502)	(19,851)	(362)
Net loss	$ (101,684)	$ (61,491)	$ (40,305)	$ (18,203)	$ (600)
Balance Sheet Data:					
Total assets	$ 144,762	$ 155,582	$ 160,814	$ 198,190	$ 120,426
Total liabilities	250,384	160,527	125,221	119,683	63,338
Total shareholders' equity	(105,622)	(4,945)	35,593	78,507	57,088
Cash Flow Data:					
Cash used in operating activities	$ 1,304	$ (11,618)	$ (30,236)	$ (11,435)	$ (783)

(a) Certain reclassifications have been made to the 2000 and 1999 presentation to conform to the presentation of results of operations for the year ended December 31, 2001.

(b) Financial results for 1998 include lodging segment results for the period from the date of the La Quinta merger, July 17, through December 31. Financial results for 1997 do not include results from the lodging segment.

Directors

Clive D. Bode
Chairman of the Board (1,2,3,4)
Director
Kelly, Hart & Hallman

William C. Baker
Director (2,3,4)
Former Chairman
Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company

William G. Byrnes
Director (3,4)
Former Managing Director
Alex. Brown and Sons

Francis W. Cash
Director (3)
President &
Chief Executive Officer
La Quinta Corporation

James P. Conn
Director (1,3,4)
Former Chief Investment Officer
Financial Security Assurance, Inc.

John C. Cushman
Director (1,2,4)
Chairman of the Board
Cushman & Wakefield, Inc.

Stephen E. Merrill
Director (2,4)
Former Governor of the State of New Hampshire

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Nominating Committee

Executive Officers

Francis W. Cash
President &
Chief Executive Officer

Stephen T. Parker
Executive Vice President—
Sales & Marketing

David L. Rea
Executive Vice President &
Chief Financial Officer

Alan L. Tallis
Executive Vice President &
Chief Development Officer

Michael F. Bushee
Chief Operating Officer—
Healthcare

Wayne B. Goldberg
Senior Vice President—
Operations

Sandra K. Michel
Senior Vice President,
General Counsel & Secretary

A. John Novak
Senior Vice President &
Chief Information Officer

Brent A. Spaeth
Senior Vice President—Human Resources & Administration

Corporate Headquarters
909 Hidden Ridge, Suite 600
Irving, TX 75038
www.laquinta.com

General Inquiries
214-492-6600

Investor Relations
877-777-6560

Franchise/Development
866-832-6574

Reservations
800-531-5900 or
www.laquinta.com

Independent Accountants
PricewaterhouseCoopers LLP
Dallas, TX

Corporate Counsel
Goodwin Procter LLP
Boston, MA

Common Stock
The Paired Common Stock of La Quinta Corporation is listed on the New York Stock Exchange under the symbol "LQI." As of February 25, 2002 there were approximately 10,965 holders of record of La Quinta Corporation Paired Common Stock.

	2001		2000	
	High	Low	High	Low
First Quarter	$4.08	$2.44	$6.88	$1.88
Second Quarter	6.05	3.80	3.75	1.88
Third Quarter	6.02	3.95	3.56	2.06
Fourth Quarter	6.42	4.21	3.69	2.31

Preferred Stock
The Series A Preferred Stock of La Quinta Properties, Inc. is listed on the New York Stock Exchange under the symbol "LQI_P." As of February 25, 2002 there were approximately 224 holders of record of La Quinta Properties, Inc. Series A Preferred Stock.

	2001		
	High	Low	Dividend
First Quarter	$18.45	$14.19	$0.5625
Second Quarter	21.00	18.00	0.5625
Third Quarter	22.49	16.83	0.5625
Fourth Quarter	23.15	19.75	0.5625

	2000		
	High	Low	Dividend
First Quarter	$14.69	$ 9.92	$0.5625
Second Quarter	13.63	10.13	0.5625
Third Quarter	16.50	12.88	0.5625
Fourth Quarter	15.88	14.00	0.5625

Annual Meeting
The annual meeting of stockholders is scheduled to be held at 10:00 a.m. local time on May 23, 2002 at the La Quinta Inn—DFW Airport South, located at 4105 West Airport Freeway in Irving, TX.

Transfer Agent
If you have questions concerning your stock holdings, address changes, transfer procedures or other stock account matters, please contact our transfer agent:

EquiServe Trust Company, N.A.
c/o EquiServe, Inc.
PO Box 43010
Providence, RI 02940
866-897-1804
www.equiserve.com

Form 10-K
Stockholders who wish to receive a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission may do so without charge by calling 877-777-6560 or by writing to:

Investor Relations
La Quinta Corporation
909 Hidden Ridge, Suite 600
Irving, TX 75038

Designed by Curran & Connors, Inc.

La Quinta Corporation
909 Hidden Ridge, Suite 600
Irving, Texas 75038
www.laquinta.com